Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

MID-AMERICA APARTMENT COMMUNITIES, INC.

MID-AMERICA APARTMENTS, L.P.

POST PROPERTIES, INC.

POST GP HOLDINGS, INC.

and

POST APARTMENT HOMES, L.P.

Dated as of August 15, 2016

i

EXHIBITS AND SCHEDULES

Exhibit A — Form of Mid-America Apartment Communities, Inc. Employee Waiver

Exhibit B — Form of Articles of Amendment to the Charter of MAA Designating and Fixing the Rights and Privileges of the MAA Series I Preferred Stock

Exhibit C-1 — Post Properties, Inc. Tax Representation Letter (Form 1)

Exhibit C-2 — Post Properties, Inc. Tax Representation Letter (Form 2)

Exhibit D-1 — Mid-America Apartment Communities, Inc. Tax Representation Letter (Form 1)

Exhibit D-2 — Mid-America Apartment Communities, Inc. Tax Representation Letter (Form 2)

Exhibit E — Form of Post Properties, Inc. REIT Opinion

Exhibit F — Form of Mid-America Apartment Communities, Inc. 368 Opinion

Exhibit G — Form of Mid-America Apartment Communities, Inc. REIT Opinion

Exhibit H — Form of Post Properties, Inc. 368 Opinion

Schedule A — Knowledge of Post Properties, Inc.

Schedule B — Knowledge of Mid-America Apartment Communities, Inc.

Post Properties, Inc. Disclosure Letter

Mid-America Apartment Communities, Inc. Disclosure Letter

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 15, 2016 (this “Agreement”), is by and among MID-AMERICA APARTMENT COMMUNITIES, INC., a Tennessee corporation (“MAA”), MID-AMERICA APARTMENTS, L.P., a Tennessee limited partnership (“MAA LP”), POST PROPERTIES, INC., a Georgia corporation (“Post”), POST GP HOLDINGS, INC., a Georgia corporation (“Post GP”), and POST APARTMENT HOMES, L.P., a Georgia limited partnership (“Post LP”). MAA, MAA LP, Post, Post GP and Post LP are each sometimes referred to herein as a “Party” and collectively as the “Parties”. MAA and MAA LP are collectively referred to herein as the “MAA Parties”. Post, Post GP and Post LP are collectively referred to herein as the “Post Parties”.

WHEREAS, the board of directors of MAA (the “MAA Board”) and the board of directors of Post (the “Post Board”) have determined that it is in the best interests of their respective companies and respective shareholders for MAA and Post to combine their businesses by way of a merger of Post with and into MAA, with MAA being the surviving entity (the “Parent Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Georgia Business Corporation Code (as amended, the “GBCC”) and the Tennessee Business Corporation Act (as amended, the “TBCA”);

WHEREAS, MAA, as the sole general partner of MAA LP, and Post GP, as the sole general partner of Post LP, deem it advisable and in the best interest of their respective limited partners for MAA LP and Post LP to combine their businesses by way of a merger of Post LP with and into MAA LP, with MAA LP being the surviving entity (the “Partnership Merger” and, together with the Parent Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Georgia Revised Uniform Limited Partnership Act (as amended, the “GRULPA”) and the Tennessee Revised Uniform Limited Partnership Act (as amended, the “TRULPA”);

WHEREAS, each of the MAA Board and the Post Board has taken all actions required for the execution of this Agreement by MAA and Post, respectively, and approved the consummation of the Mergers and the other transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, MAA, in its capacity as the general partner of MAA LP, and Post GP, in its capacity as the general partner of Post LP, have each taken all actions required for the execution of this Agreement by MAA LP and Post LP, respectively, and to approve the consummation by MAA LP and Post LP, respectively, of the transactions contemplated hereby;

WHEREAS, as an inducement to the Post Parties to enter into this Agreement, concurrently with the execution of this Agreement, certain of MAA’s employees have entered into an agreement, in the form attached hereto as Exhibit A (the “MAA Employee Waivers”), dated as of the date hereof, pursuant to which such employees have agreed, among other things, that the Mergers and the other transactions contemplated by this Agreement shall not constitute a change in control as defined in the employee’s applicable restricted stock and employment agreements;

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Mergers; and

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Parent Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” with respect to the Parent Merger for purposes of Sections 354 and 361 of the Code, and (ii) the Partnership Merger shall qualify as and constitute an “asset-over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i) with MAA LP being the continuing partnership pursuant to Treasury Regulations Section 1.708-1(c)(1).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, intending to be legally bound, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Action” means any claim, action, suit, proceeding, arbitration, mediation or other investigation.

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required to be closed.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Closing Date” means the Scheduled Closing Date or the Extended Closing Date, as applicable.

“Confidentiality Agreement” means the letter agreement, dated July 24, 2016, from MAA to Post and confirmed and agreed to by Post.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention, stock option, restricted stock, restricted stock unit, profits interest unit, equity, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, vision, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, profit sharing or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, whether funded or unfunded, written or unwritten, for the benefit of any current or former employee, officer, manager, director or consultant.

“Environmental Law” means any Law (including common law) applicable to Post or MAA, as the case may be, relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Environmental Permit” shall mean any permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expense Amount” means an amount, not to exceed $10,000,000, equal to the sum of all documented reasonable and necessary Expenses paid or payable by any of the Post Parties or any of the MAA Parties, as applicable, in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party hereto and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, and filing of the Form S-4, the preparation, printing, filing and mailing of the Joint Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Form S-4 and the Joint Proxy Statement, the solicitation of shareholder or partner approvals, engaging the services of the Exchange Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Mergers and the other transactions contemplated by this Agreement.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means any United States (federal, state or local) or foreign government or arbitration panel, or any governmental or quasi-governmental, regulatory, judicial, or administrative authority, board, bureau, agency, commission or self-regulatory organization.

“Hazardous Substances” means (i) those substances listed in, defined in or regulated as hazardous, toxic, pollutants, contaminants or harmful to human health or the environment under any Environmental Law, including the following U.S. federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Resource Conservation and Recovery Act, CERCLA, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, mold, methane, asbestos, and radon.

“Indebtedness” shall mean, with respect to any Person, (i) all Indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations for the payment of the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (vii) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Initial Period” means the later of (a) 11:59 p.m. (New York time) on the thirtieth (30th) day after the date of this Agreement, and (b) 11:59 p.m. (New York time) on the first (1st) day after the end of all Notice Periods specified in Section 7.4(b)(iv) (including all subsequent Notice Periods as described in clauses (1) and (2) of Section 7.4(b)(iv)) applicable to a Superior Proposal from a particular Person (including as revised or modified); provided, however, that in the case of clause (b), an initial Notice of Recommendation Change with respect to such Superior Proposal shall have been provided on or prior to the thirtieth (30th) day after the date of this Agreement.

“Intellectual Property” shall mean all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” (a) where used herein with respect to the Post Parties means the actual (and not constructive or imputed) knowledge of the persons named in Schedule A and (b) where used herein with respect to the MAA Parties means the actual (and not constructive or imputed) knowledge of the persons named in Schedule B.

“Law” means any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean with respect to any asset (including any security), any mortgage, deed of trust, option, claim, condition, covenant, lien, right of way, easement, pledge, charge, security interest, preferential arrangement, right of first refusal or first offer or encumbrance of any kind.

“MAA Bylaws” means the Bylaws of MAA as amended and supplemented and in effect on the date hereof.

“MAA Charter” means the Amended and Restated Charter of MAA, as amended and supplemented and in effect on the date hereof.

“MAA Common Stock” means shares of common stock in MAA, par value $0.01 per share.

“MAA Equity Incentive Plans” means the MAA Amended and Restated 2013 Stock Incentive Plan, the MAA 2004 Stock Plan, the MAA 2012 Long Term Incentive Program, the MAA 2013 Long Term Incentive Program, the MAA 2014 Long Term Incentive Program, the MAA 2015 Long Term Incentive Program, the MAA 2016 Long Term Incentive Program, the MAA 2012 NEO Bonus Program, the MAA 2016 Annual Incentive Program, the Colonial Properties Trust 2008 Omnibus Incentive Plan, as amended, the MAA Non-Qualified Deferred Compensation Plan for Outside Company Directors, as amended, the MAA Employee Stock Ownership Plan, and the MAA Employee Stock Purchase Plan, as each may be amended from time to time.

“MAA Leases” means each lease or sublease (including any triple-net lease) for commercial or retail space under which MAA or a MAA Subsidiary is a lessor or sublessor with respect to each of the applicable MAA Properties, together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto.

“MAA LP Agreement” means the Third Amended and Restated Agreement of Limited Partnership of MAA LP, dated as of October 1, 2013, as amended, modified or supplemented from time to time.

“MAA Material Adverse Effect” means any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, financial condition or results of operations of MAA and the MAA Subsidiaries taken as a whole or (b) that will or would reasonably be expected to, prevent or materially impair the ability of the MAA Parties to consummate the Mergers in the manner contemplated hereby; provided, however, that for purposes of clause (a) “MAA Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of MAA to meet any internal or external projections or forecasts or any estimates of earnings, revenues, or other metrics for any period (provided, that any event, circumstance, change or effect giving rise to such failure may be taken into account in determining whether there has been a MAA Material Adverse Effect if not otherwise falling into one of the other exceptions contained in this definition), (ii) any events, circumstances, changes or effects that affect the multifamily residential real estate REIT industry generally, (iii) any changes in the United States or global economy or capital, financial, banking, credit or securities markets generally, including changes in interest or exchange rates, (iv) any changes in the legal, tax, political or regulatory conditions, (v) the commencement, escalation or worsening of a war (whether or not declared) or armed hostilities or the occurrence of acts of terrorism or sabotage (including cyberterrorism or cyber-attacks), (vi) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of consummation of the Mergers or the other transactions contemplated hereby, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of Post, (viii) earthquakes, hurricanes, floods or other natural disasters, (ix) any damage or destruction of any assets or property of MAA or any MAA Subsidiary caused by casualty that is substantially covered by insurance, (x) changes in Law or GAAP or any interpretations thereof or any accounting principles, practices or policies that MAA or any MAA Subsidiary is required to adopt, (xi) any Action brought, asserted or threatened by or on behalf of any holder or holders of capital stock, units or other equity interests in MAA or any MAA Subsidiary arising out of or relating to this Agreement, the Mergers or any of the other transactions contemplated by this Agreement, or (xii) any continuation of an adverse trend or condition or the escalation of, or any developments with respect to, any Action listed on Section 1.1 of the MAA Disclosure Letter, which in the case of each of clauses (ii), (iii), (iv), (v) and (x) do not materially disproportionately affect MAA and the MAA Subsidiaries, taken as a whole, relative to other similarly situated participants in the multifamily residential real estate REIT industry in the United States, and in the case of clause (viii) do not materially disproportionately affect MAA and the MAA Subsidiaries, taken as a whole, relative to other participants in the multifamily residential real estate REIT industry in the geographic regions in which MAA and the MAA Subsidiaries operate or own or lease properties. The Parties agree that the mere fact of a decrease in the market price or a change in the trading volume of MAA Common Stock shall not, in and of itself, constitute a MAA Material Adverse Effect, but any event, circumstance, change or effect underlying such decrease or change shall be considered in determining whether there has been a MAA Material Adverse Effect if not otherwise falling into one of the other exceptions contained in this definition.

“MAA OP Unit” shall mean a limited partnership interest in MAA LP designated as a “Partnership Unit” under the MAA LP Agreement.

“MAA Option” means any option to purchase MAA Common Stock under the MAA Equity Incentive Plans or otherwise.

“MAA Party” means any of MAA or MAA LP.

“MAA Series I Preferred Stock” means MAA’s 8.50% Series I Cumulative Redeemable Preferred Shares, with the terms of the MAA Series I Preferred Stock set forth in articles of amendment to the MAA Charter substantially in the form set forth in Exhibit B, having the rights, preferences, privileges and voting powers substantially the same as those of the Post Preferred Stock immediately prior to the Parent Merger.

“MAA Shareholder Meeting” means the meeting of the holders of MAA Common Stock for the purpose of seeking the MAA Shareholder Approval, including any postponement or adjournment thereof.

“MAA Subsidiary” means MAA LP and any corporation, other partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) MAA and/or MAA LP directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) MAA and/or any Person that is a MAA Subsidiary by reason of the application of clause (a) or clause (c) of this definition of “MAA Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (c) MAA and/or MAA LP, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“NYSE” means the New York Stock Exchange.

“Order” means a judgment, order or decree of any Governmental Authority.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Post Articles of Incorporation” means the Articles of Incorporation of Post, as amended and supplemented and in effect on the date hereof.

“Post Bylaws” means the Bylaws of Post, as amended and supplemented and in effect on the date hereof.

“Post Common Stock” means shares of common stock in Post, par value $.01 per share.

“Post Equity Incentive Plans” means the Post Amended and Restated 2003 Incentive Stock Plan, the Post Properties, Inc. 2003 Incentive Stock Plan, and the Post Deferred Compensation Plan for Directors and Eligible Employees, as each may be amended from time to time.

“Post ESPP” means Post’s 2015 Non-Qualified Employee Stock Purchase Plan, as amended.

“Post Leases” means each lease or sublease (including any triple-net lease) for commercial or retail space under which Post or a Post Subsidiary is a lessor or sublessor with respect to each of the applicable Post Properties, together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto.

“Post LP Agreement” means the Second Amended and Restated Agreement of Limited Partnership of Post LP, dated as of October 24, 1997, as amended, modified or supplemented from time to time.

“Post Material Adverse Effect” means any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, financial condition or results of operations of Post and the Post Subsidiaries taken as a whole or (b) that will or would reasonably be expected to, prevent or materially impair the ability of the Post Parties to consummate the Mergers in the manner contemplated hereby; provided, however, that for purposes of clause (a) “Post Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of Post to meet any internal or external projections or forecasts or any estimates of earnings, revenues, or other metrics for any period (provided, that any event, circumstance, change or effect giving rise to such failure may be taken into account in determining whether there has been a Post Material Adverse Effect if not otherwise falling into one of the other exceptions contained in this definition), (ii) any events, circumstances, changes or effects that affect the multifamily residential real estate REIT industry generally, (iii) any changes in the United States or global economy or capital, financial, banking, credit or securities markets generally, including changes in interest or exchange rates, (iv) any changes in the legal, tax, political or regulatory conditions, (v) the commencement, escalation or worsening of a war (whether or not declared) or armed hostilities or the occurrence of acts of terrorism or sabotage (including cyberterrorism or cyber-attacks), (vi) the negotiation, execution or announcement of this Agreement, or the consummation or anticipation of consummation of the Mergers or the other transactions contemplated hereby, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of MAA, (viii) earthquakes, hurricanes, floods or other natural disasters, (ix) any damage or destruction of any assets or property of Post or any Post Subsidiary caused by casualty that is substantially covered by insurance, (x) changes in Law or GAAP or any interpretations thereof or any accounting principles, practices or policies that Post or any Post Subsidiary is required to adopt, (xi) any Action brought, asserted or threatened by or on behalf of any holder or holders of capital stock, units or other equity interests in Post or any Post Subsidiary arising out of or relating to this Agreement, the Mergers or any of the other transactions contemplated by this Agreement, or (xii) any continuation of an adverse trend or condition or the escalation of, or any developments with respect to, any Action listed on Section 1.1 of the Post Disclosure Letter, which in the case of each of clauses (ii), (iii), (iv), (v) and (x) do not materially disproportionately affect Post and the Post Subsidiaries, taken as a whole, relative to other similarly situated participants in the multifamily residential real estate REIT industry in the United States, and in the case of clause (viii) do not materially disproportionately affect Post and the Post Subsidiaries, taken as a whole, relative to other participants in the multifamily residential real estate REIT industry in the geographic regions in which Post and the Post Subsidiaries operate or own or lease properties. The Parties agree that the mere fact of a decrease in the market price or a change in the trading volume of Post Common Stock shall not, in and of itself, constitute a Post Material Adverse Effect, but any event, circumstance, change or effect underlying such decrease or change shall be considered in determining whether there has been a Post Material Adverse Effect if not otherwise falling into one of the other exceptions contained in this definition.

“Post OP Unit” shall mean a limited partnership interest in Post LP designated as a “Partnership Unit” under the Post LP Agreement.

“Post Option” means any option to purchase Post Common Stock under the Post Equity Incentive Plans or otherwise.

“Post Party” means any of Post, Post GP or Post LP.

“Post Preferred Unit” shall mean a limited partnership interest in Post LP designated as a “Series A Preferred Partnership Unit” under the Post LP Agreement.

“Post REIT Subsidiary” shall mean each Post Subsidiary that is intended to be treated as a REIT for tax purposes.

“Post Restricted Stock Award” means an award of Post Common Stock granted under the Post Equity Incentive Plans that are unvested or subject to a substantial risk of forfeiture.

“Post Shareholder Meeting” means the meeting of the holders of Post Common Stock for the purpose of seeking the Post Shareholder Approval, including any postponement or adjournment thereof.

“Post Subsidiary” means Post GP, Post LP and any corporation, other partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) Post and/or Post LP directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) Post and/or any Person that is a Post Subsidiary by reason of the application of clause (a) or clause (c) of this definition of “Post Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (c) Post and/or Post LP, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest. For purposes of this Agreement, 1499 Massachusetts Avenue, Inc. shall be a Post Subsidiary.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, consultants, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” means the United States Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means the Post Subsidiary or the MAA Subsidiary, as applicable.

“Tax” or “Taxes” means any U.S. federal, state, local and foreign income, gross receipts, license, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and other taxes, tariffs or governmental charges of any nature whatsoever, together with penalties, interest or additions thereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means the Tier 1 Termination Fee or the Tier 2 Termination Fee, as applicable.

“Third Party” means any Person or group of Persons other than a Party to this Agreement or their respective Affiliates.

“Tier 1 Termination Fee” means, if payable by Post, $58,500,000, or if payable by MAA, $122,500,000 as the case may be, payable if: (a)(i) Post terminates this Agreement on or prior to the end of the Initial Period pursuant to Section 9.1(f)(i) to enter into an Acquisition Agreement with respect to a Superior Proposal, or (ii) MAA terminates this Agreement on or prior to the end of the Initial Period pursuant to Section 9.1(g)(i) to enter into an Acquisition Agreement with respect to a Superior Proposal, or (b)(i) MAA terminates this Agreement pursuant to Section 9.1(g)(ii) if on or prior to the end of the Initial Period the Post Board makes a Change in Post Recommendation or withdraws its recommendation in response to an Acquisition Proposal, or (ii) Post terminates this Agreement pursuant to Section 9.1(f)(ii) if on or prior to the end of the Initial Period the MAA Board makes a Change in MAA Recommendation or withdraws its recommendation in response to an Acquisition Proposal.

“Tier 2 Termination Fee” means, if payable by Post, $117,000,000, or if payable by MAA, $245,000,000, as the case may be, payable if Post or MAA, as applicable, shall be required to pay a Termination Fee pursuant to Section 9.3 in any circumstance that is not set forth in the definition of Tier 1 Termination Fee.

“VWAP of MAA Common Stock” shall mean the volume weighted average price of MAA Common Stock for the ten (10) trading days immediately prior to the Closing Date, starting with the opening of trading on the first trading day to the closing of the second to last trading day prior to the Closing Date, as reported by Bloomberg.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any state law analogs or statutes of similar effect, including any statutes that require advance notice of plant closings, mass layoffs or similar group personnel or employment actions.

(b) The following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Terms	Location of Definition
Acceptable Confidentiality Agreement	Section 7.4(b)(i)
Acquisition Agreement	Section 7.4(a)
Acquisition Proposal	Section 7.4(a)
Agreement	Preamble
Book-Entry Share	Section 3.1(b)
Certificate	Section 3.1(b)
Change in Post Recommendation Change in MAA Recommendation Citigroup Claim Claim Expenses	Section 7.4(b)(iii) Section 7.4(b)(iii) Section 5.21 Section 7.6(a) Section 7.6(a)
Clarification Request Closing	Section 7.4(e)(i) Section 2.3(a)
Closing Acknowledgement	Section 2.3(b)(iii)
Closing Postponement Notice	Section 2.3(b)(ii)

Defined Terms	Location of Definition
Code	Preamble
Condition Satisfaction Date	Section 2.3(a)
Continuing Employee	Section 7.20(a)
Delaware Courts	Section 10.8(a)
ESPP Participants ESPP Suspension Date	Section 7.15(c) Section 7.15(c)
Exchange Agent	Section 3.5(a)
Exchange Fund	Section 3.5(a)
Exchange Ratio Extended Closing Date Fee Payee Fee Payor	Section 3.1(b) Section 2.3(a) Section 9.3(d)(i) Section 9.3(d)(i)
Form S-4	Section 4.5(b)
Fractional Share Consideration GBCC GRULPA	Section 3.1(b) Preamble Preamble
Indemnified Parties Indemnifying Parties	Section 7.6(a) Section 7.6(a)
Initial Closing Documents	Section 2.3(b)(i)
Interim Period	Section 6.1(a)
Intervening Event Notice Period	Section 7.4(b)(v)
Joint Proxy Statement	Section 3.5(a)
JP Morgan	Section 4.21
Letter of Transmittal	Section 3.5(c)(i)
MAA	Preamble
MAA 368 Opinion	Section 8.2(f)
MAA Board	Preamble
MAA Disclosure Letter	Article V
MAA Employee Benefit Plan MAA Employee Waivers	Section 5.13(a) Preamble
MAA Insurance Policies	Section 5.20
MAA LP	Preamble
MAA Material Contract	Section 5.19(b)
MAA Parties	Preamble
MAA Permits	Section 5.6(a)
MAA Permitted Liens	Section 5.18(b)
MAA Preferred Stock	Section 5.3(a)
MAA Preferred Units	Section 3.2(b)
MAA Properties	Section 5.18(a)
MAA Recommendation	Section 5.4(b)
MAA REIT Opinion	Section 8.3(e)
MAA SEC Documents MAA Shareholder Approval	Section 5.7(a) Section 5.22
MAA Subsidiary Partnership	Section 5.12(g)
MAA Tax Protection Agreements	Section 5.12(g)
MAA Third Party	Section 5.18(h)
MAA Title Insurance Policies	Section 5.18(j)
Maximum Premium	Section 7.6(c)
Merger Consideration	Section 3.1(b)
Mergers	Preamble
New MAA OP Units	Section 3.2(a)
Notice of Recommendation Change	Section 7.4(b)(iv)

Defined Terms	Location of Definition
Notice Period	Section 7.4(b)(iv)
Organizational Documents	Section 7.6(a)
Outside Date Parent Merger	Section 9.1(c) Preamble
Parent Merger Effective Time	Section 2.2(c)
Parties	Preamble
Partnership Merger	Preamble
Partnership Merger Effective Time	Section 2.1(c)
Plans and Specifications	Section 4.18(k)
Post	Preamble
Post 368 Opinion	Section 8.3(f)
Post Board	Preamble
Post Designees	Section 2.5
Post Development Contracts	Section 4.18(k)
Post Development Property	Section 4.18(k)
Post Disclosure Letter Post DRIP Post Employee Benefit Plans	Article IV Section 4.3(c) Section 4.13(a)
Post GP	Preamble
Post Insurance Policies	Section 4.20
Post LP	Preamble
Post Material Contract	Section 4.19(b)
Post Parties	Preamble
Post Partner Approval	Section 4.22
Post Pending Acquisitions	Section 6.1(b)(vii)
Post Permits	Section 4.6(a)
Post Permitted Liens	Section 4.18(b)
Post Preferred Stock	Section 4.3(a)
Post Properties	Section 4.18(a)
Post Recommendation	Section 4.4(b)
Post REIT Opinions	Section 8.2(e)
Post SEC Documents	Section 4.7(a)
Post Series A Preferred Stock	Section 4.3(a)
Post Shareholder Approval	Section 4.22
Post Subsidiary Partnership	Section 4.12(g)
Post Tax Protection Agreement	Section 4.12(g)
Post Third Party	Section 4.18(h)
Post Title Insurance Policies	Section 4.18(j)
Preferred Book-Entry Share	Section 3.1(e)
Preferred Certificates	Section 3.1(e)
Preferred Merger Consideration	Section 3.1(e)
Process Agent	Section 10.8(c)
Qualified REIT Subsidiary Qualifying Income	Section 4.12(b) Section 9.3(d)(i)
REIT	Section 4.12(b)
REIT Dividends	Section 7.19(b)
Scheduled Closing Date	Section 2.3(a)
Specified Action	Section 7.8(f)
Superior Proposal	Section 7.4(c)
Takeover Statutes	Section 4.25
Taxable REIT Subsidiary TBCA	Section 4.12(b) Preamble

Defined Terms	Location of Definition
Transfer Taxes	Section 7.13(b)
TRULPA	Preamble
willful breach	Section 9.2

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation” unless the context expressly provides otherwise;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(e) the phrase “made available” in this Agreement means that the information referred to has been made available if requested by the Party to whom such information is to be made available;

(f) any pronoun shall include the corresponding masculine, feminine and neuter forms;

(g) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; and

(h) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE II

THE MERGERS

Section 2.1 The Partnership Merger.

(a) Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the GRULPA and the TRULPA, at the Partnership Merger Effective Time, Post LP shall merge with and into MAA LP, with MAA LP continuing as the surviving entity. The Partnership Merger shall have the effects provided in this Agreement and as specified in the GRULPA and the TRULPA.

(b) The Parties shall cause the Partnership Merger to be consummated as soon as practicable on the Closing Date, and shall file (i) the certificate of merger with the Secretary of State of the State of Georgia in accordance with the GRULPA, in such form as required by, and executed in accordance with the relevant provisions of, the GRULPA, and (ii) the certificate of merger with the Secretary of State of the State of Tennessee in accordance with the TRULPA, in such form as required by, and executed in accordance with the relevant provisions of, the TRULPA. The Parties shall make all other filings, recordings or publications required, if any, under the GRULPA and the TRULPA in connection with the Partnership Merger.

(c) The Partnership Merger shall become effective upon the later of such time as the certificate of merger has been filed with the Secretary of State of the State of Georgia or the certificate of merger has been filed with the Secretary of State of the State of Tennessee, or such later time which the Parties hereto shall have agreed upon and designated in such filings in accordance with the GRULPA and the TRULPA as the effective time of the Partnership Merger, but not to exceed thirty (30) days after the applicable certificate of merger has been accepted for record by the relevant governmental office (the “Partnership Merger Effective Time”).

Section 2.2 The Parent Merger.

(a) Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of the GBCC and the TBCA, at the Parent Merger Effective Time, Post shall merge with and into MAA, with MAA continuing as the surviving entity. The Parent Merger will have the effects provided in this Agreement and as set forth in the GBCC and the TBCA.

(b) The Parties shall cause the Parent Merger to be consummated as soon as practicable on the Closing Date immediately after the Partnership Merger Effective Time, and shall file (i) the articles of merger with the Secretary of State of the State of Georgia in accordance with the GBCC, in such form as required by, and executed in accordance with the relevant provisions of, the GBCC, and (ii) the articles of merger with the Secretary of State of the State of Tennessee in accordance with the TBCA, in such form as required by, and executed in accordance with the relevant provisions of, the TBCA. The Parties shall make all other filings, recordings or publications, if any, required under the GBCC and the TBCA in connection with the Parent Merger.

(c) The Parent Merger shall become effective upon the later of such time as the articles of merger have been filed with the Secretary of State of the State of Georgia or the articles of merger have been filed with the Secretary of State of the State of Tennessee, or such later time which the Parties hereto shall have agreed upon and designated in such filings in accordance with the GBCC and the TBCA as the effective time of the Parent Merger, but not to exceed thirty (30) days after the applicable articles of merger have been accepted for record by the relevant governmental office (the “Parent Merger Effective Time”); it being understood and agreed that the Parties shall cause the Parent Merger Effective Time to occur on the Closing Date as soon as practicable following the Partnership Merger Effective Time.

Section 2.3 Closing.

(a) The closing (the “Closing”) of the Mergers will take place at the date and time mutually agreed upon by the Parties (but in no event later than the second (2nd) Business Day (the “Scheduled Closing Date”) after all the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the Party entitled to the benefit of the same) (the date on which such conditions (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) are satisfied or waived being the “Condition Satisfaction Date”), or at such other date and time to be specified in writing by the Parties, provided, however, that, subject to the provisions of Section 2.3(b), MAA may elect in writing by notice to Post in accordance with Section 2.3(b) at its discretion to schedule the Closing Date on the last Business Day of the calendar month during which the Condition Satisfaction Date occurs, or on the first Business Day of the immediately succeeding calendar month (the “Extended Closing Date”). The Closing shall take place at the offices of Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, NY 10018-1405, or at such other place as agreed to by the Parties.

(b) On the Scheduled Closing Date:

(i) (A) Post shall deliver to MAA the certificate contemplated by Section 8.2(c) certifying as to such matters as of the Scheduled Closing Date, (B) King & Spalding LLP shall deliver the Post REIT Opinions to MAA, (C) Goodwin Procter LLP shall deliver the MAA 368 Opinion to MAA, (D) MAA shall deliver to Post the certificate contemplated by Section 8.3(c) certifying as to such matters as of the Scheduled Closing Date, (E) Bass, Berry & Sims PLC shall deliver the MAA REIT Opinion to Post and (F) King & Spalding LLP shall deliver the Post 368 Opinion to Post (collectively, the “Initial Closing Documents”);

(ii) Following receipt of the Initial Closing Documents, if MAA elects to postpone the Scheduled Closing Date to the Extended Closing Date, MAA shall deliver to Post on the Scheduled Closing Date a written notice, which notice shall (A) expressly acknowledge the occurrence of the Condition Satisfaction Date, (B) state that

MAA has elected to postpone the Scheduled Closing Date to the Extended Closing Date and (C) expressly acknowledge the irrevocable waivers by the MAA Parties and the satisfaction of the closing conditions by the Post Parties as provided in Section 2.3(c)(i)(A) (the “Closing Postponement Notice”); and

(iii) In the event that Post shall receive a Closing Postponement Notice from MAA, on the Scheduled Closing Date, Post shall be required to deliver to MAA on the Scheduled Closing Date a written acknowledgement, which acknowledgement shall (A) expressly acknowledge the occurrence of the Condition Satisfaction Date and (B) expressly acknowledge the irrevocable waivers by the Post Parties and the satisfaction of the closing conditions by the MAA Parties as provided in Section 2.3(c)(i)(B) (the “Closing Acknowledgement”).

(c) If, on the Scheduled Closing Date, the Initial Closing Documents are not delivered or MAA does not deliver a Closing Postponement Notice, then the Scheduled Closing Date shall be the Closing Date. If, on the Scheduled Closing Date, the Initial Closing Documents are delivered and MAA delivers its Closing Postponement Notice, then Post shall be required to deliver the Closing Acknowledgement and:

(i) (A) The conditions to the obligations of the MAA Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement set forth in Section 8.1(a), Section 8.1(d), Section 8.2(a), Section 8.2(b), Section 8.2(c), Section 8.2(d), Section 8.2(e) and Section 8.2(f) shall be deemed to be irrevocably satisfied in their entirety for purposes of the Closing with no further bring down of any such conditions and irrevocably waived by the MAA Parties in all respects (except to the extent of a failure of the condition set forth in Section 8.2(b) to be satisfied on or after the Scheduled Closing Date due to a willful breach by the Post Parties of an agreement or covenant contained in this Agreement occurring solely on or after the Scheduled Closing Date), and (B) the conditions to the obligations of the Post Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement set forth in Section 8.1(a), Section 8.1(d), Section 8.3(a), Section 8.3(b), Section 8.3(c), Section 8.3(d), Section 8.3(e) and Section 8.3(f) shall be deemed to be irrevocably satisfied in their entirety for purposes of the Closing with no further bring down of any such conditions and irrevocably waived by the Post Parties in all respects (except to the extent of a failure of the condition set forth in Section 8.3(b) to be satisfied on or after the Scheduled Closing Date due to a willful breach by the MAA Parties of an agreement or covenant contained in this Agreement occurring solely on or after the Scheduled Closing Date);

(ii) On the Extended Closing Date, the only conditions to the obligations of the MAA Parties and the Post Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement shall be the satisfaction of the conditions set forth in Section 8.1(b) and Section 8.1(c) and as set forth in Section 2.3(c)(iii) below;

(iii) (A) Post shall, on the Extended Closing Date, as a condition to the obligations of the MAA Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement, deliver a certificate to the MAA Parties certifying that, on and after the Scheduled Closing Date through and including the Extended Closing Date, the Post Parties have not willfully breached any agreement or covenant contained in this Agreement such that the condition set forth in Section 8.2(b) shall not be satisfied as of the Extended Closing Date, and (B) MAA shall, on the Extended Closing Date, as a condition to the obligations of the Post Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement, deliver a certificate to the Post Parties certifying that, on and after the Scheduled Closing Date through and including the Extended Closing Date, the MAA Parties have not willfully breached any agreement or covenant contained in this Agreement such that the condition set forth in Section 8.3(b) shall not be satisfied as of the Extended Closing Date; and

(iv) (A) The MAA Parties’ right to terminate this Agreement pursuant to Section 9.1(c), Section 9.1(d) (except with respect to a willful breach by the Post Parties of an agreement or covenant contained in this Agreement on or after the Scheduled Closing Date with respect to the condition set forth in Section 8.2(b)), Section 9.1(e) or Section 9.1(g) shall be deemed to be irrevocably waived by the MAA Parties in all respects, and (B) the Post Parties’ right to terminate this Agreement pursuant to Section 9.1(c), Section 9.1(d) (except with respect to a willful breach by the MAA Parties of an agreement or covenant contained in this Agreement on or after the Scheduled Closing Date with respect to the condition set forth in Section 8.3(b)), Section 9.1(e) or Section 9.1(f) shall be deemed to be irrevocably waived by the Post Parties in all respects.

Section 2.4 Governing Documents. The MAA Charter and MAA Bylaws as in effect immediately prior to the Parent Merger Effective Time shall be the charter and bylaws of MAA immediately following the Parent Merger Effective Time, until further amended in accordance with applicable Law. The limited partnership agreement of MAA LP, as in effect immediately prior to the Partnership Merger Effective Time shall be the limited partnership agreement of MAA LP immediately following the Partnership Merger Effective Time, until thereafter amended in accordance with the provisions thereof and in accordance with applicable Law. Nothing in this Section 2.4 shall affect in any way the indemnification or other obligations provided for in Section 7.6.

Section 2.5 Board of Directors. Immediately following the Parent Merger Effective Time, the MAA Board shall be increased to thirteen (13) members and the MAA Board shall fill the three (3) newly created vacancies by immediately appointing to the MAA Board the three (3) members designated by the Post Board pursuant to Section 7.16(b) (the “Post Designees”), to serve until the 2017 annual meeting of MAA’s shareholders (and until their successors have been duly elected and qualified) and who shall be nominated by the MAA Board for reelection at the 2017 annual meeting of MAA’s shareholders, subject to the satisfaction and compliance of such Post Designees with MAA’s then-current corporate governance guidelines and code of business conduct and ethics.

Section 2.6 Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Parent Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Section 354 and 361 of the Code. It is further intended for U.S. federal income tax purposes that the Partnership Merger shall qualify as and constitute an “asset-over” form of merger governed by Treasury Regulations Section 1.708-1(c)(3)(i), with MAA LP being the continuing partnership pursuant to Treasury Regulations Section 1.708-1(c)(1) whereby Post LP will be treated as contributing its assets to MAA LP in exchange for MAA LP interests, followed by a distribution by Post LP of the MAA LP interests in liquidation of Post LP.

ARTICLE III

EFFECTS OF THE MERGERS

Section 3.1 Effects on Shares. At the Parent Merger Effective Time and by virtue of the Parent Merger and without any further action on the part of MAA, Post, or the holders of any securities of MAA or Post:

(a) Cancellation of Post Common Stock. Each share of Post Common Stock issued and outstanding immediately prior to the Parent Merger Effective Time that is held by MAA, any MAA Subsidiary or any wholly owned Post Subsidiary shall no longer be outstanding and shall automatically be retired and shall cease to exist, and no payment shall be made with respect thereto.

(b) Conversion of Post Common Stock. Subject to Section 3.4(b), each share of Post Common Stock issued and outstanding immediately prior to the Parent Merger Effective Time (other than shares to be cancelled in accordance with Section 3.1(a)) shall automatically be converted into the right to receive 0.71 (as the same may be adjusted pursuant to Section 3.3, the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of MAA Common Stock (the “Merger Consideration”), without interest, subject to any applicable withholding Tax. All shares of Post Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of Post (a “Book-Entry Share”) that immediately prior to the Parent Merger Effective Time represented shares of Post Common Stock shall cease to have any rights with respect to such shares of Post Common Stock other than the right to receive the Merger Consideration in accordance with Section 3.5, including the right, if any, to receive, pursuant to Section 3.8, cash in lieu of fractional shares of MAA Common Stock into which such shares of Post Common Stock have been converted pursuant to this Section 3.1(b) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 3.5(d).

(c) Share Transfer Books. At the Parent Merger Effective Time, the share transfer books of Post shall be closed and thereafter there shall be no further registration of transfers of the shares of Post Common Stock or the shares of Post Series A Preferred Stock. From and after the Parent Merger Effective Time, persons who held shares of Post Common Stock or Post Series A Preferred Stock immediately prior to the Parent Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Parent Merger Effective Time, any Certificates or Book-Entry Shares of Post presented to the Exchange Agent, MAA or the transfer agent for any reason shall be exchanged as provided in this Article III with respect to the shares of Post Common Stock and the shares of Post Series A Preferred Stock formerly represented thereby.

(d) MAA Common Stock. Each share of MAA Common Stock outstanding immediately prior to the Parent Merger Effective Time shall remain outstanding following the Parent Merger Effective Time.

(e) Conversion of Post Preferred Stock. Each share of the Post Series A Preferred Stock issued and outstanding immediately prior to the Parent Merger Effective Time shall be automatically converted into the right to receive one newly issued share of MAA Series I Preferred Stock (the “Preferred Merger Consideration”), without interest, subject to any applicable withholding Tax. All shares of Post Series A Preferred Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Preferred Certificate”) or book-entry share registered in the transfer books of Post (a “Preferred Book-Entry Share”) that immediately prior to the Parent Merger Effective Time represented shares of Post Series A Preferred Stock shall cease to have any rights with respect to such shares of Post Series A Preferred Stock other than the right to receive the Preferred Merger Consideration in accordance with Section 3.5.

Section 3.2 Effects on Partnership Interests.

(a) Conversion of Post OP Units. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of MAA LP, Post LP or the holders of Post OP Units or MAA OP Units, (i) the interests of the general partner in Post LP (other than the Post OP Units held by Post, which shall be converted pursuant to clause (ii) hereof) shall be cancelled and no payment shall be made with respect thereto, and (ii) each Post OP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into validly issued Class A Common Units in MAA LP (“New MAA OP Units”) in an amount equal to (A) one (1), multiplied by (B) the Exchange Ratio, and each holder of New MAA OP Units shall be admitted as a limited partner of MAA LP in accordance with the terms of the limited partnership agreement of MAA LP following the Partnership Merger Effective Time.

(b) Conversion of Post Preferred Units. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of MAA LP, Post LP, or the holders of Post OP Units, MAA OP Units or Post Preferred Units, each Post Preferred Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into one validly issued preferred unit in MAA LP (“MAA Preferred Units”) in accordance with the terms of the limited partnership agreement of MAA LP, having the rights, preferences, privileges and voting powers substantially the same as those of the Post Preferred Units immediately prior to the Partnership Merger.

Section 3.3 Adjustments. Without limiting the other provisions of this Agreement and subject to Section 6.1(b)(ii) and Section 6.1(b)(iii), if at any time during the period between the date of this Agreement and the Parent Merger Effective Time, Post should split, combine or otherwise reclassify the shares of Post Common Stock, or make a dividend or other distribution in shares of Post Common Stock (including any dividend or other distribution of securities convertible into shares of Post Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the other Parties hereunder), the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change. Without limiting the other provisions of this Agreement and subject to Section 6.2(b)(ii) and Section 6.2(b)(iii), if at any time during the period between the date of this Agreement and the Parent Merger Effective Time, MAA should split, combine or otherwise reclassify the MAA Common Stock, or make a distribution in shares of MAA Common Stock (including any dividend or other distribution of securities convertible into MAA Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change (without limiting any other rights of the other Parties hereunder), then the Exchange Ratio shall be ratably adjusted to reflect any such change.

Section 3.4 Post Options and Restricted Stock.

(a) At the Parent Merger Effective Time, each outstanding Post Option will vest in full and will be assumed by MAA by virtue of the Parent Merger and without any action on the part of the holder thereof. Subject to, and in accordance with, the terms of the applicable Post Equity Incentive Plan and award agreement or other agreement or other document evidencing Post Options, from and after the Parent Merger Effective Time, each Post Option so assumed by MAA under this Agreement will otherwise continue to have, and be subject to, the same terms and conditions, other than vesting, as were applicable to the corresponding Post Option immediately prior to the Parent Merger Effective Time as set forth in the applicable Post Equity Incentive Plan (including any applicable award agreement, other agreement or other document evidencing such Post Option) immediately prior to the Parent Merger Effective Time, except that, from and after the Parent Merger Effective Time, (A) each Post Option will be exercisable for that number of whole shares of MAA Common Stock equal to the product of the number of shares of Post Common Stock that were subject to such Post Option immediately prior to the Parent Merger Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of MAA Common Stock and (B) the per share exercise price for the shares of MAA Common Stock issuable upon exercise of such assumed Post Option will be equal to the quotient determined by dividing the exercise price of each share of Post Common Stock subject to such assumed Post Option by the Exchange Ratio, rounded up to the nearest whole cent.

(b) Immediately prior to the Parent Merger Effective Time, any and all outstanding issuance and forfeiture conditions on any shares of Post Common Stock subject to Post Restricted Stock Awards shall be deemed satisfied in full, contingent upon the closing of the Parent Merger, as stated in the Post Equity Incentive Plans, and such shares of Post Common Stock will be entitled to receive the Merger Consideration pursuant to Section 3.1(b).

(c) Prior to the Parent Merger Effective Time, Post and MAA agree that Post shall, and shall be permitted under this Agreement to, take all corporate action necessary to effectuate the provisions of this Section 3.4. From and after the Parent Merger Effective Time, unless the compensation committee of the MAA Board determines otherwise, all references to Post in the Post Equity Incentive Plans and in each agreement evidencing any Post Options or any other Post equity-based award, shall be deemed (i) for all purposes relating to employment, consultancy or directorship (or words of similar meaning) to refer to MAA and its Subsidiaries and (ii) for all other purposes, to refer to MAA.

Section 3.5 Exchange of Certificates.

(a) Not less than five (5) days prior to dissemination of a joint proxy statement in preliminary and definitive form relating to the Post Shareholder Meeting and the MAA Shareholder Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”), MAA shall appoint a bank or trust company reasonably satisfactory to Post to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration, the Preferred Merger Consideration and the Fractional Share Consideration, as provided in Section 3.1(b), Section 3.1(e) and Section 3.8. On or before the Partnership Merger Effective Time, MAA shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of MAA Common Stock in book-entry form issuable pursuant to Section 3.1(b) equal to the aggregate Merger Consideration, (ii) evidence of MAA Series I Preferred Stock in book-entry form issuable pursuant to Section 3.1(e) equal to the aggregate Preferred Merger Consideration, and (iii) cash in immediately available funds in an amount sufficient to pay the Fractional Share Consideration and any dividends under Section 3.5(d) (such evidence of book-entry shares of MAA Common Stock, evidence of book-entry shares of MAA Series I Preferred Stock, and cash amounts, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of shares of Post Common Stock and shares of Post Series A Preferred Stock, as applicable. MAA shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration and Preferred Merger Consideration, payment of the Fractional Share Consideration and any amounts payable in respect of dividends or other distributions on shares of MAA Common Stock or MAA Series I Preferred Stock in accordance with Section 3.5(d) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b) The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by MAA. Interest and other income on the Exchange Fund shall be the sole and exclusive property of MAA. No investment of the Exchange Fund shall relieve MAA or the Exchange Agent from making the payments required by this Article III, and following any losses from any such investment, MAA shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy MAA’s obligations hereunder for the benefit of the holders of shares of Post Common Stock and Post Series A Preferred Stock at the Parent Merger Effective Time, which additional funds will be deemed to be part of the Exchange Fund.

(c) Exchange Procedures.

(i) As promptly as practicable following the Parent Merger Effective Time (but in no event later than two (2) Business Days thereafter), MAA shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Book-Entry Share, or of a Preferred Certificate or Preferred Book-Entry Share, as applicable, (A) a letter of transmittal (a “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, or to the Preferred Certificates or Preferred Book-Entry Shares, as applicable, shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, or the Preferred Certificates (or affidavits of loss in lieu thereof) or Preferred Book-Entry Shares, as applicable, to the Exchange Agent, which Letter of Transmittal shall be in such form and have such other customary provisions as MAA and Post may reasonably agree upon, and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, or the Preferred Certificates (or affidavits of loss in lieu thereof) or Preferred Book-Entry Shares, as applicable, in exchange for the Merger Consideration or Preferred Merger Consideration, as applicable, into which the number of shares of Post Common Stock previously represented by such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, or, as applicable, the number of shares of Post Series A Preferred Stock previously represented by such Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share, shall have been converted pursuant to this Agreement, together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and dividends or other distributions on shares of MAA Common Stock or MAA Series I Preferred Stock in accordance with Section 3.5(d).

(ii) Upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share, or a Preferred Certificate (or an affidavit of loss in lieu thereof) or Preferred Book-Entry Share, as applicable, to the Exchange Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, or such Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share, as applicable, shall be entitled to receive in exchange therefor the Merger Consideration for each share of Post Common Stock formerly represented by such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, or, as applicable, the Preferred Merger Consideration for each share of Post Series A Preferred Stock formerly represented by such Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share, in each case pursuant to the provisions of this Article III, plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.8 and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of MAA Common Stock or MAA Series I Preferred Stock in accordance with Section 3.5(d) to be mailed or delivered by wire transfer, within two (2) Business Days following the later to occur of (A) the Parent Merger Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry

Share, or, as applicable, such Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, or, applicable, the Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share, so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, or, as applicable, such Preferred Certificates (or affidavits of loss in lieu thereof) or Preferred Book-Entry Shares, upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Until surrendered as contemplated by this Section 3.5, each Certificate (or affidavit of loss in lieu thereof) and Book-Entry Share, or, as applicable, each Preferred Certificate (or affidavit of loss in lieu thereof) and Preferred Book-Entry Share, shall be deemed, at any time after the Parent Merger Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration or the Preferred Merger Consideration, as applicable, as contemplated by this Article III. No interest shall be paid or accrued for the benefit of holders of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, or the holders of the Preferred Certificates (or affidavits of loss in lieu thereof) or Preferred Book-Entry Shares, on the Merger Consideration, the Preferred Merger Consideration or the Fractional Share Consideration, as applicable, payable upon the surrender of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, or, as applicable, the Preferred Certificates (or affidavits of loss in lieu thereof) or Preferred Book-Entry Shares, and, in either case, any distributions to which such holder is entitled pursuant to Section 3.5(d) hereof.

(iii) In the event of a transfer of ownership of shares of Post Common Stock or Post Series A Preferred Stock that is not registered in the transfer records of Post, it shall be a condition of payment that any Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, or, as applicable, any Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share, surrendered in accordance with the procedures set forth in this Section 3.5(c) shall be properly endorsed or shall be otherwise in proper form for transfer, and that the Person requesting such payment shall have paid any transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration or Preferred Merger Consideration, as applicable, to a Person other than the registered holder of the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, or, as applicable, the Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share, surrendered or shall have established to the reasonable satisfaction of MAA that such Tax either has been paid or is not applicable.

(d) Dividends with Respect to MAA Common Stock and MAA Series I Preferred Stock. No dividends or other distributions with respect to MAA Common Stock or MAA Series I Preferred Stock with a record date after the Parent Merger Effective Time shall be paid to the holder of any unsurrendered Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share with respect to the shares of MAA Common Stock issuable hereunder or to the holder of any unsurrendered Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share with respect to the shares of MAA Series I Preferred Stock issuable hereunder, and all such dividends and other distributions shall be paid by MAA to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share with respect to the shares of MAA Common Stock issuable hereunder or the surrender of such Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share with respect to the shares of MAA Series I Preferred Stock issuable hereunder (or, in either case, affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share or, as applicable, Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Parent Merger Effective Time theretofore paid with respect to such shares of MAA Common Stock or MAA Series I Preferred Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Parent Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of MAA Common Stock or MAA Series I Preferred Stock.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any Fractional Share Consideration and any applicable dividends or other distributions with respect to MAA Common Stock or MAA Series I Preferred Stock) which remains undistributed to the holders of shares of Post Common Stock or Post Series A Preferred Stock, as applicable, for twelve (12) months after the Parent Merger Effective Time shall be delivered to MAA, upon demand, and any former holders of shares of Post Common Stock or Post Series A Preferred Stock prior to the Parent Merger who have not theretofore complied with this Article III shall thereafter look only to MAA for payment of the Merger Consideration or Preferred Merger Consideration, as applicable.

(f) No Liability. None of the MAA Parties, the Post Parties, the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any person in respect of the Merger Consideration or the Preferred Merger Consideration, as applicable, if the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of MAA, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.6 Withholding Rights. The Parties, their respective Affiliates and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration, the Fractional Share Consideration and the Preferred Merger Consideration, as applicable (and any other consideration otherwise payable pursuant to this Agreement or deemed paid for Tax purposes), such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Section 3.7 Structure.

(a) Each Party hereto shall reasonably cooperate with and agree to any reasonable changes requested by the other Parties regarding the structure of the transactions contemplated herein, which cooperation shall include entering into appropriate amendments to this Agreement, to reflect the change; provided, that no such change shall (i) alter or change the amount or kind of the consideration to be issued to holders of Post Common Stock or Post OP Units as currently contemplated in this Agreement, (ii) reasonably be anticipated to impose any material impediment or delay, or condition to, consummation of the Mergers, (iii) adversely affect, including with respect to federal income tax treatment, any of the parties hereto or the holders of Post Common Stock or Post OP Units in connection with the Mergers, (iv) require submission to or approval by holders of Post Common Stock after the Post Shareholder Approval or to holders of MAA Common Stock after the MAA Shareholder Approval or (v) require submission to or approval by holders of Post OP Units (other than to the extent solely from Post or a Post Subsidiary (including Post GP and Post LP Holdings, Inc.), as general partner and/or limited partner of Post LP).

(b) Subject to the limitations set forth in Section 3.7(a), MAA shall have the right, in its sole discretion, to cause the timing of the consummation of the Partnership Merger and Parent Merger to be re-ordered so that the Partnership Merger shall occur and be consummated following the consummation of the Parent Merger (and, therefore, the Partnership Merger Effective Time will occur following the Parent Merger Effective Time).

(c) Subject to the limitations set forth in Section 3.7(a), MAA shall have the right, in its sole discretion, to cause the structure of the Partnership Merger to be changed from a direct merger of Post LP with and into MAA LP with MAA LP continuing as the surviving entity, to a merger of a newly-formed wholly-owned subsidiary of MAA LP with and into Post LP with Post LP continuing as the surviving entity and a subsidiary of MAA LP; provided, that any such newly-formed subsidiary of MAA LP shall sign a joinder to this Agreement.

Section 3.8 Fractional Shares. No certificate or scrip representing fractional shares of MAA Common Stock shall be issued upon the surrender for exchange of Certificates or the transfer of Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of MAA. Notwithstanding any other provision of this Agreement, each holder of shares of Post Common Stock converted pursuant to the Parent Merger who would otherwise have been entitled to receive a fraction of a share of MAA Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of MAA Common Stock multiplied by the VWAP of MAA Common Stock.

Section 3.9 Lost Certificates. If any Certificate or Preferred Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate or Preferred Certificate to be lost, stolen or destroyed and, if required by MAA, the posting by such Person of a bond in such reasonable amount as MAA may direct, as indemnity against any claim that may be made against it with respect to such Certificate or Preferred Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate or Preferred Certificate, as applicable, the Merger Consideration, the Fractional Share Consideration, the Preferred Merger Consideration and any distributions to which such holder is entitled pursuant to this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF POST

Except (a) as set forth in the disclosure letter that has been prepared by the Post Parties and delivered by the Post Parties to the MAA Parties in connection with the execution and delivery of this Agreement (the “Post Disclosure Letter”) (it being agreed that (i) disclosure of any item in any section of the Post Disclosure Letter with respect to any Section or subsection of Article IV of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article IV of this Agreement to the extent such relationship is reasonably apparent; provided, that nothing in the Post Disclosure Letter is intended to broaden the scope of any representation or warranty of the Post Parties made herein and (ii) no reference to or disclosure of any item or other matter in the Post Disclosure Letter shall be construed as an admission or indication that (A) such item or other matter is material, (B) such item or other matter is required to be referred to or disclosed in the Post Disclosure Letter or (C) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Post or any of the Post Subsidiaries is a party exists or has actually occurred), or (b) other than with respect to representations or warranties set forth in Section 4.12, as disclosed in publicly available Post SEC Documents filed with, or furnished to, as applicable, the SEC on or after January 1, 2013 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements that are predictive or forward-looking in nature), the Post Parties hereby jointly and severally represent and warrant to the MAA Parties that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) Post is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Georgia and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Post is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect.

(b) Each Post Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect.

(c) Section 4.1(c) of the Post Disclosure Letter sets forth a true and complete list of the Post Subsidiaries and their respective jurisdiction of incorporation or organization, as the case may be, and the type of and percentage of interest held, directly or indirectly, by Post in each Post Subsidiary.

(d) Except as set forth in Section 4.1(d) of the Post Disclosure Letter, neither Post nor any Post Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Post Subsidiaries and investments in short-term investment securities).

Section 4.2 Organizational Documents. There are no current or pending dissolution, liquidation, forfeiture or revocation proceedings regarding Post or any of the Post Subsidiaries. Post has made available to MAA complete and correct copies of (i) the Post Articles of Incorporation and Post Bylaws and (ii) the Post LP Agreement and the certificate of limited partnership of Post LP, in each case as in effect on the date hereof, and all such organizational documents are in full force and effect.

Section 4.3 Capital Structure.

(a) The authorized capital stock of Post consists of 100,000,000 shares of Post Common Stock and 20,000,000 shares of preferred stock, par value $.01 per share (“Post Preferred Stock”), of which 1,150,000 shares are designated as 8 1⁄2% Series A Cumulative Redeemable Preferred Shares with a liquidation preference of $50 per share (“Post Series A Preferred Stock”). At the close of business on August 12, 2016, (i) 53,506,370.0653 shares of Post Common Stock were issued and outstanding, (ii) 867,846 shares of Post Series A Preferred Stock were issued and outstanding and no other shares of Post Preferred Stock were issued or outstanding, (iii) 159,210 shares of Post Common Stock were reserved for issuance pursuant to the terms of outstanding options granted pursuant to the Post Equity Incentive Plans and (iv) 113,064 shares of Post Common Stock were reserved for issuance upon redemption of Post OP Units. All issued and outstanding shares of the capital stock of Post are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of Post having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Post Common Stock may vote. Section 4.3(a) of the Post Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of the total number of outstanding Post Options under the Post Equity Incentive Plans and the number of shares of Post Common Stock subject to each outstanding Post Option, the exercise price, and the grant date. There are no other rights to purchase or receive shares of Post Common Stock granted under the Post Equity Incentive Plans or otherwise other than the Post Options.

(b) All of the outstanding shares of capital stock of each of the Post Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Post Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Post Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth in Section 4.3(b) of the Post Disclosure Letter, Post owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Post Subsidiaries owned by Post or a Post Subsidiary, free and clear of all Liens (other than Post Permitted Liens), and except as set forth in the Post LP Agreement, there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any Post Subsidiary owned by Post or a Post Subsidiary or which would require any Post Subsidiary to issue or sell any shares of such Post Subsidiary capital stock, ownership interests or securities convertible into or exchangeable for shares of such Post Subsidiary capital stock or ownership interests.

(c) Except for shares of Post Common Stock subject to Post Restricted Stock Awards, rights under the Post Equity Incentive Plans or as set forth in this Section 4.3 or in Section 4.3(c) of the Post Disclosure Letter, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which Post or any Post Subsidiary is a party or by which any of them is bound, obligating Post or any Post Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Post Common Stock, shares of Post Preferred Stock (including shares of Post Series A Preferred Stock) or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Post or any of the Post Subsidiaries or obligating Post or any Post Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. Except as set forth in Section 4.3(c) of the Post Disclosure Letter, there are no outstanding contractual obligations of Post or any Post Subsidiary to repurchase, redeem or otherwise acquire any shares of Post Common Stock, shares of Post Preferred Stock (including shares of Post Series A Preferred Stock), or other equity securities of Post or any Post Subsidiary. Neither Post nor any Post Subsidiary is a party to or, to the Knowledge of Post, bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of Post or any of the Post Subsidiaries. At the close of business on August 12, 2016, (i) 1,010,838.70 shares of Post Common Stock were available for grant under the Post Equity Incentive Plans (excluding any securities reflected in Section 4.3(a)(iii)) and (ii) 1,817,490 shares of Post Common Stock were reserved for issuance under the Post ESPP and Post’s Dividend Reinvestment Stock Purchase Plan (the “Post DRIP”).

(d) Post does not have a “poison pill” or similar shareholder rights plan.

(e) Except as set forth in Section 4.3(e) of the Post Disclosure Letter, neither Post nor any Post Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.

(f) All dividends or distributions on the Post Common Stock, the Post Series A Preferred Stock and any material dividends or distributions on any securities of any Post Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(g) Post GP is the sole general partner of Post LP and Post GP owns, directly or indirectly, all of the general partner interests in Post LP.

(h) As of the date of this Agreement, Post has not released any Third Party from (or waived the provisions of) any standstill agreement in the last two years.

(i) Section 4.3(i) of the Post Disclosure Letter sets forth, as of the date hereof, the name of, and the number and class of limited partnership interests held by, each partner in Post LP.

Section 4.4 Authority.

(a) Post has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Post Shareholder Approval, to consummate the transactions contemplated by this Agreement to which Post is a party, including the Parent Merger. The execution and delivery of this Agreement by Post and the consummation by Post of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Post are necessary to authorize this Agreement or the Parent Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Parent Merger, to receipt of the Post Shareholder Approval, and to the filing of the articles of merger with the Secretary of State of the State of Georgia. This Agreement has been duly executed and delivered by Post and assuming due authorization, execution and delivery by each of Post GP, Post LP, MAA and MAA LP, constitutes a legally valid and binding obligation of Post enforceable against Post in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Post Board, at a duly held meeting, has, by unanimous vote, (i) duly and validly authorized the execution and delivery of, and adopted, this Agreement and declared advisable the consummation of the Mergers and the other transactions contemplated by this Agreement, (ii) directed that the Parent Merger and the other transactions contemplated by this Agreement be submitted for consideration at the Post Shareholder Meeting, and (iii) as of the date of this Agreement, resolved to recommend that the shareholders of Post vote in favor of the approval of the Parent Merger and the other transactions contemplated by this Agreement (the “Post Recommendation”) and to include such recommendation in the Joint Proxy Statement, subject to Section 7.4.

(c) Post LP has the requisite limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the receipt of the Post Partner Approval, to consummate the transactions contemplated by this Agreement, including the Partnership Merger. The execution and delivery of this Agreement by Post LP and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary partnership action, and no other partnership proceedings on the part of Post LP are necessary to authorize this Agreement or the Partnership Merger or to consummate the transactions contemplated by this Agreement, subject, with respect to the Partnership Merger, to the receipt of the Post Partner Approval, and to the filing of the certificate of merger with the Secretary of State of the State of Georgia. This Agreement has been duly executed and delivered by Post LP, and assuming due authorization, execution and delivery by each of Post, Post GP, MAA and MAA LP, constitutes a legally valid and binding obligation of Post LP, enforceable against Post LP in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(d) Post GP has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the receipt of the Post Partner Approval, to consummate the transactions contemplated by this Agreement, including the Partnership Merger. The execution and delivery of this Agreement by Post GP and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Post GP are necessary to authorize this Agreement or the Partnership Merger or to consummate the transactions contemplated by this Agreement, subject, with respect to the Partnership Merger, to the receipt of the Post Partner Approval, and to the filing of the certificate of merger with the Secretary of State of the State of Georgia. This Agreement has been duly executed and delivered by Post GP, and assuming due authorization, execution and delivery by each of Post, Post LP, MAA and MAA LP, constitutes a legally valid and binding obligation of Post GP, enforceable against Post GP in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.5 No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 4.5(a) of the Post Disclosure Letter, the execution and delivery of this Agreement by each of Post, Post GP and Post LP does not, and the performance of their respective obligations hereunder will not, (i) assuming receipt of the Post Shareholder Approval and the Post Partner Approval, conflict with or violate any provision of (A) the Post Articles of Incorporation or Post Bylaws, (B) the articles of incorporation or bylaws of Post GP, (C) the Post LP Agreement or the certificate of limited partnership of Post LP or (D) any equivalent organizational or governing documents of any other Post Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Post or any Post Subsidiary or by which any property or asset of Post or any Post Subsidiary is bound, or (iii) assuming receipt of the Post Shareholder Approval and the Post Partner Approval, require any consent or approval (except as contemplated by Section 4.5(b)) under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of Post or any Post Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Post or any Post Subsidiary pursuant to, any Post Material Contract, except, as to clauses (i)(D), (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Post, Post GP and Post LP does not, and the performance of this Agreement by each of Post, Post GP and Post LP will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement in preliminary and definitive form and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of MAA Common Stock and the MAA Series I Preferred Stock in the Parent Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included (together with any amendments or supplements thereto, the “Form S-4”), and declaration of effectiveness of the Form S-4, (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, and (C) any documents in accordance with Section 7.10, (ii) as may be required under the rules and regulations of the NYSE, (iii) the filing of (A) the articles of merger with respect to the Parent Merger with the Secretary of State of the State of Georgia and the Secretary of State of the State of Tennessee and (B) appropriate documents with the relevant authorities of the other jurisdictions in which Post and MAA and their respective Subsidiaries are qualified to do business, (iv) the filing of the certificate of merger with respect to the Partnership Merger with the Secretary of State of the State of Georgia and the Secretary of State of the State of Tennessee, respectively, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vi) such filings as may be required in connection with Transfer Taxes, and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect.

Section 4.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.17 or Section 4.18, which are addressed solely in those Sections, Post and each Post Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for Post and each Post Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Post Permits”), except in each case as would not, individually or in the aggregate, reasonably be expected to have a Post Material Adverse Effect. All such Post Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Post Permits, individually or in the aggregate, would not reasonably be expected to have a

Post Material Adverse Effect. All applications required to have been filed for the renewal of the Post Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such Post Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect. Neither Post nor any Post Subsidiary has received any written claim or written notice nor has any Knowledge indicating that Post or any Post Subsidiary is currently not in compliance with the terms of any such Post Permits, except where the failure to be in compliance with the terms of any such Post Permits, individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect.

(b) Since January 1, 2014, neither Post nor any Post Subsidiary has been in conflict with, or in default or violation of (i) any Law applicable to Post or any Post Subsidiary or by which any property or asset of Post or any Post Subsidiary is bound (except for Laws addressed in Section 4.16, Section 4.17, or Section 4.18), or (ii) any Post Permits (except for the Post Permits addressed in Section 4.17 or Section 4.18), except in each case for any such conflicts, defaults or violations that have been cured, or, individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect.

Section 4.7 SEC Documents; Financial Statements.

(a) Post has made available to MAA (by public filing with or furnishing to the SEC or otherwise) a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed or furnished by Post and Post LP with the SEC since January 1, 2014 (the “Post SEC Documents”). Except for matters relating to open comment letters with the SEC as set forth in Section 4.7 of the Post Disclosure Letter, as of their respective dates, the Post SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Post SEC Documents and none of the Post SEC Documents, at the time of filing or being furnished (or effectiveness in the case of registration statements), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Post SEC Documents filed or furnished and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of Post or Post LP. As of the date of this Agreement and except as previously made available to MAA, neither Post nor Post LP have any outstanding and unresolved comments from the SEC with respect to the Post SEC Documents. Other than Post LP, no Post Subsidiary is required to file any form or report with the SEC.

(b) Post has made available to MAA complete and correct copies of all written correspondence between the SEC on one hand, and Post or Post LP, on the other hand, since January 1, 2014. At all applicable times, Post and Post LP have both complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and any applicable rules and regulations thereunder, as amended from time to time, and the applicable listing and corporate governance rules of the NYSE.

(c) The consolidated financial statements of Post and the Post Subsidiaries included or incorporated by reference in the Post SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of Post and the Post Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Post and the Post Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Post SEC Documents filed and publicly available prior to the date of this Agreement.

Section 4.8 Absence of Certain Changes or Events. Except as contemplated by this Agreement or as set forth in Section 4.8 of the Post Disclosure Letter, since June 30, 2016, Post and each Post Subsidiary has conducted its business in all material respects in the ordinary course. Since June 30, 2016, there has not been any Post Material Adverse Effect or any effect, event, change or circumstance that, individually or in the aggregate with all other effects, events, changes and circumstances, would reasonably be expected to have a Post Material Adverse Effect.

Section 4.9 No Undisclosed Material Liabilities. Except as disclosed in the Post SEC Documents, as set forth in Section 4.9 of the Post Disclosure Letter or as otherwise would not reasonably be expected to have a Post Material Adverse Effect, there are no liabilities of Post or any of the Post Subsidiaries of a nature that would be required under GAAP to be set forth on the financial statements of Post or the notes thereto, other than: (a) liabilities adequately provided for on the balance sheet of Post dated as of June 30, 2016 (including the notes thereto) as required by GAAP, (b) liabilities incurred in connection with the transactions contemplated by this Agreement, or (c) liabilities incurred in the ordinary course of business, consistent with past practice, subsequent to June 30, 2016.

Section 4.10 No Default. Except as set forth on Section 4.10 of the Post Disclosure Letter, none of Post or any of the Post Subsidiaries is in default or violation (and to the Knowledge of Post, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (a) (i) the Post Articles of Incorporation or the Post Bylaws, (ii) the articles of incorporation or bylaws of Post GP, (iii) the Post LP Agreement or the certificate of limited partnership of Post LP or (iv) the comparable charter or organizational documents of any of the other Post Subsidiaries, (b) any loan or credit agreement, note, or any bond, mortgage or indenture, to which Post or any of the Post Subsidiaries is a party or by which Post, any of the Post Subsidiaries or any of their respective properties or assets is bound, or (c) any Order, statute, rule or regulation applicable to Post or any of the Post Subsidiaries, except in the case of (b) and (c) for defaults or violations which have been cured or, individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect.

Section 4.11 Litigation. Except as individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect, or as set forth in Section 4.11 of the Post Disclosure Letter, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Post, threatened in writing by or before any Governmental Authority against Post or any Post Subsidiary or any director or officer of Post or any Post Subsidiary, and (b) neither Post nor any Post Subsidiary, nor any of Post’s or any Post Subsidiary’s respective property, is subject to any outstanding Order of any Governmental Authority.

Section 4.12 Taxes.

(a) Post and each Post Subsidiary has timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Post and each Post Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them, whether or not shown on any Tax return. Neither Post nor any of its Subsidiaries has received a written claim, or to the Knowledge of Post, an unwritten claim, by any authority in a jurisdiction where any of them does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b) Post and each Post REIT Subsidiary: (i) for all taxable years commencing with the taxable year ending December 31, 1993 (and the relevant Post REIT Subsidiary’s formation) and through December 31, 2015, has been subject to taxation as a real estate investment trust within the meaning of Sections 856 and 857 of the Code (a “REIT”) and has satisfied all requirements for qualification and taxation as a REIT for such years; (ii) has operated since January 1, 2016 and will operate to the Parent Merger Effective Time in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year ending with the Parent Merger (or in the case of each Post REIT Subsidiary, intends to continue to operate up to the Parent Merger in such a manner as to qualify as a REIT for its taxable year that will include the Parent Merger); and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS to its status as a REIT, and to the Knowledge of Post, no such challenge is pending or threatened. No entity in which Post owns an interest is a corporation for U.S. federal income tax purposes, other than a Post REIT Subsidiary, a corporation that qualifies as a REIT, a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”). Section 4.12(b) of the Post Disclosure Letter sets forth a list of each Post REIT Subsidiary, Qualified REIT Subsidiary and Taxable REIT Subsidiary owned directly or indirectly by Post, and each Post Subsidiary not set forth in Section 4.12(b) of the Post Disclosure Letter is and has been since its formation classified as a partnership or entity disregarded as separate from Post or a Post Subsidiary for U.S. federal income tax purposes. Each Post Subsidiary that is a partnership, joint venture or limited liability company and has not elected to be a Taxable REIT Subsidiary has been since its formation treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation. Taking into account all distributions to be made by Post prior to the Parent Merger Effective Time, Post will have distributed cash to its shareholders in its taxable year ending with the Parent Merger in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of its taxable year ending with the Parent Merger, and Post will not be subject to Tax under Sections 857(b) or 4981 of the Code in respect of its taxable year ending with the Parent Merger.

(c) (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Knowledge of Post, threatened with regard to any Taxes or Tax Returns of Post or any Post Subsidiary; (ii) no deficiency for Taxes of Post or any Post Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Post, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect; (iii) except as set forth in Section 4.12(c)(iii) of the Post Disclosure Letter, neither Post nor any Post Subsidiary has waived any statute of limitations with respect to the assessment of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year or is the beneficiary of an extension of time to file any Tax Return except for any such waivers or extensions relating to an extension of time to file any non-income Tax Return in respect of a taxable year or period ending in 2015 or 2016; and (iv) except as set forth in Section 4.12(c)(iv) of the Post Disclosure Letter, neither Post nor any of the Post Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Neither Post nor any Post Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(e) Beginning with its taxable year ended December 31, 2012, (i) Post and the Post Subsidiaries have not incurred any liability for material Taxes under Sections 856(g)(5)(C), 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code which have not been previously paid and shall not incur any such liability for such Taxes in the taxable year ending on the Closing Date, and (ii) neither Post nor any Post Subsidiary has incurred any material liability for Taxes other than (A) in the ordinary course of business or consistent with past practice, or (B) transfer or similar Taxes arising in connection with a sale, exchange, or other transfer of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentence will be imposed upon Post or the Post Subsidiaries.

(f) Post and the Post Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g) Except as set forth on Section 4.12(g) of the Post Disclosure Letter, there are no Post Tax Protection Agreements in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of Post, threatened to raise a material claim against Post or any Post Subsidiary for any breach of any Post Tax Protection Agreements. As used herein, “Post Tax Protection Agreements” means any written agreement to which Post or any Post Subsidiary is a party (i) pursuant to which any liability to holders of interests in a Post Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) that was entered into in connection with or related to the deferral of income Taxes of a holder of interests in a Post Subsidiary Partnership, and that requires Post or any Post Subsidiary (A) to maintain a minimum level of debt, continue a particular debt, or provide rights to guarantee or otherwise assume economic risk of loss with respect to debt, (B) to retain or not to dispose of assets, or engage in transactions of comparable tax effect, (C) to make or refrain from making a Tax election, and/or (D) only dispose of assets in a particular manner. As used herein, “Post Subsidiary Partnership” means a Post Subsidiary that is a partnership for U.S. federal income tax purposes.

(h) There are no Tax Liens upon any property or assets of Post or any Post Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i) Neither Post nor any Post Subsidiary has requested or has received any written ruling of a Governmental Authority, or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to which Post or any Post Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business and Post Tax Protection Agreements).

(k) Neither Post nor any Post Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Post or any Post Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(l) Neither Post nor any Post Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m) Neither Post nor any of the Post Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(n) Except as set forth in Section 4.12(n) of the Post Disclosure Letter, no written power of attorney that has been granted by Post or any of the Post Subsidiaries (other than to Post or a Post Subsidiary) currently is in force with respect to any matter relating to Taxes.

(o) Neither Post nor any of the Post Subsidiaries (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(p) As of the date of this Agreement, Post is not aware of any fact or circumstance that could reasonably be expected to prevent the Parent Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(q) Except as set forth in Section 4.12(q) of the Post Disclosure Letter, to the Knowledge of Post, neither it nor any of its Subsidiaries has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code or engaged in any transaction that would give rise to “redetermined rents, redetermined deductions, excess interest, and redetermined TRS service income” described in Section 857(b)(7) of the Code.

(r) This Section 4.12 contains the sole and exclusive representations and warranties of the Post Parties with respect to Taxes and Tax matters (other than those matters described in Section 4.7(c), Section 4.13, Section 4.14(c), Section 4.18(b) and Section 4.18(g)).

Section 4.13 Pension and Benefit Plans; Employees.

(a) Section 4.13(a) of the Post Disclosure Letter sets forth a list, as of the date hereof, of every material Employee Benefit Plan currently maintained or contributed to (or with respect to which any obligation to contribute has been undertaken) by Post or any of its ERISA Affiliates (such Employee Benefit Plans, the “Post Employee Benefit Plans”. Each such Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder that has not been revoked and, to the Knowledge of Post, no event has occurred and no condition exists that is reasonably expected to result in the revocation of any such determination or opinion letter.

(b) With respect to each such Post Employee Benefit Plan, Post has provided, or made available, to MAA (if applicable to such Post Employee Benefit Plan): (i) all documents embodying or governing such Post Employee Benefit Plan, and any funding medium for the Post Employee Benefit Plan (including, without limitation, trust agreements); (ii) the most recent IRS determination or opinion letter with respect to such Post Employee Benefit Plan under Section 401(a) of the Code; (iii) the most recently filed IRS Form 5500 Annual Report and accompanying schedules and audited financial statements; (iv) the most recent actuarial report; (v) the current summary plan description for such Post Employee Benefit Plan (or other descriptions of such Post Employee Benefit Plan provided to employees) and all summaries of material modifications thereto; (vi) any insurance policy related to such Post Employee Benefit Plan; and (vii) all material written correspondence received from the IRS, Pension Benefit Guaranty Corporation or the U.S. Department of Labor during the past three (3) years relating to any government investigation or audit or any submissions under any voluntary compliance or correction policy.

(c) Each Post Employee Benefit Plan has been administered in accordance with the requirements of applicable law, including, without limitation, ERISA and the Code, except as would not, individually or in the aggregate, reasonably be expected to have a Post Material Adverse Effect, and is being administered and operated in all material respects in accordance with its terms. No Post Employee Benefit Plan is subject to Title IV of ERISA, is a multiemployer plan, within the meaning of ERISA Section 3(37), is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or is a “multiple employer plan” (as defined in Section 413 of the Code). Neither Post nor any ERISA Affiliate has ever maintained or contributed to, or had any obligation to contribute to (or borne any liability with respect to) any such multiemployer plan or multiple employer plan.

(d) Full payment has been made, or otherwise properly accrued on the books and records of Post and any ERISA Affiliate, of all amounts that Post and any ERISA Affiliate are required under the terms of the Post

Employee Benefit Plans to have paid as contributions to such Post Employee Benefit Plans on or prior to the date hereof (excluding any amounts not yet due) and the contribution requirements, on a prorated basis, for the current year have been made or otherwise properly accrued on the books and records of Post through the Closing Date.

(e) Neither Post, an ERISA Affiliate or any person appointed or otherwise designated to act on behalf of Post, or an ERISA Affiliate, nor, to the Knowledge of Post, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Post Employee Benefit Plan that is reasonably expected to result in the imposition of a material penalty or pursuant to Section 502(i) of ERISA, material damages pursuant to Section 409 of ERISA or a material tax pursuant to Section 4975(a) of the Code.

(f) No material liability, claim, action, audit, investigation, governmental proceeding or litigation has been made, commenced or, to the Knowledge of Post, threatened with respect to any Post Employee Benefit Plan (other than for benefits payable in the ordinary course of business).

(g) Except as set forth in Section 4.13(g) of the Post Disclosure Letter, no Post Employee Benefit Plan provides for medical, life insurance or other health or welfare benefits (other than under Section 4980B of the Code, Part 6 of Title I of ERISA or other similar applicable Law, or a plan qualified under Section 401(a) of the Code) to any current or future retiree or former employee.

(h) Except as set forth in Section 4.13(h) of the Post Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (individually or together with the occurrence of any other event): (i) entitle any employee, trustee, director or consultant of Post or the Post Subsidiaries to severance pay or any increase in severance pay under any Post Employee Benefit Plan or Post employment agreement upon any termination of employment on or after the date of this Agreement; (ii) accelerate the time of payment, vesting or funding or result in any payment of compensation or benefits under, or increase the amount or value of any payment to any employee, officer, trustee or director of Post or any Post Subsidiary, or could limit the right to amend, merge or terminate any Post Employee Benefit Plan or related trust; (iii) result in payments or benefits under any Post Employee Benefit Plan or Post employment agreement which would not be deductible under Section 280G of the Code; or (iv) result in a requirement to pay any tax “gross up” or similar “make whole” payment to any employee, director, consultant or other service provider of Post or any of its ERISA Affiliates.

(i) The per share exercise price of each Post Option is no less than the fair market value of a share of Post Common Stock on the date of grant of such Post Option (and as of each later modification thereof within the meaning of Section 409A of the Code) determined in a manner consistent with Section 409A of the Code. Each Post Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Post Employee Benefit Plan is, or to the Knowledge of Post, will be, subject to the penalties of Section 409A(a)(1) of the Code.

Section 4.14 Labor and Employment Matters.

(a) Neither Post nor any Post Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization, nor are there any negotiations or discussions currently pending or occurring between Post, or any of the Post Subsidiaries, and any union or employee association regarding any collective bargaining agreement or any other work rules or polices. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Post, threatened against Post or any of the Post Subsidiaries relating to their business and neither Post nor any Post Subsidiary has experienced any strike, work stoppage, lockout, shutdown, labor dispute or other concerted interference with normal operations during the past five (5) years. To the Knowledge of Post, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Post or any of the Post Subsidiaries nor have there been any such organizational efforts over the past five (5) years.

(b) Except as set forth in Section 4.14(b) of the Post Disclosure Letter, there are no proceedings pending or, to the Knowledge of Post, threatened against Post or any of the Post Subsidiaries in any forum by or on behalf of any present or former employee of Post or any of the Post Subsidiaries, any applicant for employment or classes of the foregoing alleging unpaid or overdue wages or compensation due, breach of any express or implied employment contract, violation of any law or regulation governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of Post of any of the Post Subsidiaries in connection with the employment relationship that, individually or in the aggregate, would reasonably be expected to have a Post Material Adverse Effect.

(c) Each individual who renders service to Post or any Post Subsidiary who is classified by Post or such Post Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under any Post Employee Benefit Plans) is properly so classified and treated in accordance with applicable Laws and for purposes of all Post Employee Benefit Plans and perquisites, except as would not, individually or in the aggregate, reasonably be expected to have a Post Material Adverse Effect.

(d) Each of Post and the Post Subsidiaries is in compliance with all applicable Laws and all applicable contracts and policies relating to labor and labor practices, employment and employment practices, wages, hours, and terms and conditions of employment, including the obligations of the WARN Act, and all other notification and bargaining obligations arising under any collective bargaining agreement, by applicable Law or otherwise, except as would not, individually or in the aggregate, reasonably be expected to have a Post Material Adverse Effect. Except as set forth in Section 4.14(d) of the Post Disclosure Letter, neither Post nor any Post Subsidiary has implemented, conducted or experienced a “plant closing” or “mass layoff” as defined in the WARN Act (or any similar group personnel action requiring advance notice under the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Post or any Post Subsidiary.

Section 4.15 Information Supplied. None of the information supplied or to be supplied by or on behalf of Post, Post GP and Post LP in writing for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement will (a) in the case of the Form S-4, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Joint Proxy Statement, at the time such Joint Proxy Statement is first mailed to Post’s shareholders or at the time of the Post Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement will (with respect to Post, its officers and directors and the Post Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of Post, Post GP or Post LP.

Section 4.16 Intellectual Property.

(a) Except as set forth in Section 4.16(a) of the Post Disclosure Letter or as, individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect, (i) Post and the Post Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of Post and the Post Subsidiaries as it is currently conducted, provided, however, that the foregoing representation and warranty in this Section 4.16(a)(i) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation, or violation of any Intellectual Property rights (which is addressed in the following clause (ii)), (ii) to the Knowledge of Post, the conduct of the business of Post and the Post Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, (iii) there are no pending or, to the Knowledge of Post, threatened claims that challenge the use or ownership of any of the Intellectual Property rights owned by Post or any Post Subsidiary, and (iv) to the Knowledge of Post, no third party is currently infringing or misappropriating Intellectual Property owned by Post or any Post Subsidiary. Post and the Post Subsidiaries are taking all actions that they reasonably believe are necessary to maintain and protect each material item of Intellectual Property that they own.

(b) This Section 4.16 contains the exclusive representations and warranties of the Post Parties with respect to intellectual property matters.

Section 4.17 Environmental Matters.

(a) Except as individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect, or as set forth in Section 4.17(a) of the Post Disclosure Letter, or in any Phase I or Phase II report made available to MAA prior to the date hereof:

(i) To the Knowledge of Post (after due inquiry), Post and each Post Subsidiary are in compliance with and, except for matters that have been fully and finally resolved, have complied with all Environmental Laws.

(ii) To the Knowledge of Post (after due inquiry), Post and each Post Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance in all material respects with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(iii) Since January 1, 2014, neither Post nor any Post Subsidiary has received any written notice, demand, letter or claim alleging that Post or any such Post Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against Post or any Post Subsidiary which remains unresolved. There is no litigation, investigation, governmental request for information or other proceeding pending, or, to the Knowledge of Post, threatened against Post and any Post Subsidiary under any Environmental Law or with respect to Hazardous Substances.

(iv) Since January 1, 2014, neither Post nor any Post Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the Knowledge of Post, threatened against Post or any Post Subsidiary under any Environmental Law or with respect to Hazardous Substances.

(v) Since January 1, 2014, neither Post nor any Post Subsidiary has assumed, by contract or, to the Knowledge of Post, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(vi) Since January 1, 2014, neither Post nor any Post Subsidiary has caused, and to the Knowledge of Post, no Third Party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by Post or any Post Subsidiary under any Environmental Law.

(b) Notwithstanding any other provision of this Agreement, other than Section 4.5(b), Section 4.7, Section 4.8, Section 4.9, Section 4.18(b) and Section 4.20, this Section 4.17 contains the exclusive representations and warranties of the Post Parties with respect to Environmental Laws, Hazardous Substances or other environmental matters.

Section 4.18 Properties.

(a) Section 4.18(a) of the Post Disclosure Letter sets forth a list of the common name and address of each facility and real property owned or ground leased (as lessee or sublessee) by Post or any Post Subsidiary as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Post Property” and collectively referred to herein as the “Post Properties”). Section 4.18(a) of the Post Disclosure Letter sets forth a list of the common name and address of each facility and real property which, as of the date of this Agreement, is under contract by Post or a Post Subsidiary for purchase or which is required under a binding contract to be ground leased by Post or a Post Subsidiary after the date of this Agreement, and Post has provided to MAA as of the date hereof true, correct and complete copies of such contracts. Except as set forth in Section 4.18(a) of the Post Disclosure Letter, there are no real properties that Post or any Post Subsidiary is obligated to buy or ground lease at some future date. Section 4.18(a) of the Post Disclosure Letter sets forth a list of the common name, city and state of each for-rent multi-family apartment project which (i) Post or any Post Subsidiary developed or constructed on or after January 1, 2009, and (ii) which Post or any Post Subsidiary sold, disposed or transferred, directly or indirectly, in whole or in part, on or after January 1, 2009.

(b) Post or a Post Subsidiary owns good and valid fee simple title or a good and valid ground lease interest (as applicable) to each of the Post Properties, in each case, free and clear of Liens, except for Post Permitted Liens. For the purposes of this Agreement, “Post Permitted Liens” shall mean any (i) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Post (if such reserves are required pursuant to GAAP), (ii) Liens imposed or promulgated by Law, including zoning regulations, permits and licenses (but not including Liens imposed pursuant to CERCLA and similar state laws), (iii) Liens that are disclosed on the existing Post Title Insurance Policies made available by or on behalf of Post or any Post Subsidiary to MAA prior to the date hereof and, with respect to ground leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, or relate to Indebtedness otherwise disclosed in the Post Disclosure Letter, (iv) any inchoate cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, and (v) such imperfections in title, easements, restrictions, covenants and similar Liens that do not or will not interfere in any material manner with the current use of the Post Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the current operations of such Post Properties (assuming its continued use in the manner it is currently operated).

(c) Except as set forth in Section 4.18(c) of the Post Disclosure Letter, neither Post nor any Post Subsidiary has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the Post Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Post Properties (assuming their continued use in the manner they are currently used) or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Post Properties (assuming their continued use in the manner they are currently used)is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have a Post Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Post Properties which, individually or in the aggregate, would reasonably be expected to have a Post Material Adverse Effect.

(d) Except as set forth in Section 4.18(d) of the Post Disclosure Letter, no certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the Post Properties or any agreement, easement or other right that is necessary to permit the current use of the buildings and improvements on any of the Post Properties (assuming their continued use in the manner they are currently used) or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the Post Properties (assuming their continued use in the manner they are currently used) has failed to be obtained or is not in full force and effect, and neither Post nor any Post Subsidiary has received written notice of any outstanding threat of modification, suspension or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect.

(e) Except as set forth in Section 4.18(e) of the Post Disclosure Letter, no condemnation, eminent domain or similar proceeding has occurred or is pending with respect to any owned Post Property or, to the Knowledge of Post, any Post Property ground leased by Post or any Post Subsidiary, that would interfere in any material manner with the current use of the Post Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the current operations of such Post Properties (assuming its continued use in the manner it is currently operated), and neither Post nor any Post Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings (other than those initiated by or on behalf of Post or with Post’s consent) are threatened for any Post Property, that would interfere in any material manner with the current use of the Post Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the current operations of such Post Properties (assuming its continued use in the manner it is currently operated), or (ii) any zoning regulation or ordinance (including with respect to parking), building, fire, health or other Law has been violated (and remains in violation) for any Post Property.

(f) Section 4.18(f) of the Post Disclosure Letter lists all ground leases (whether as lessor or lessee) affecting the interest of Post or any Post Subsidiary in the Post Properties in effect as of the date hereof. True and complete in all material respects copies of all such ground leases in effect as of the date hereof, together with all amendments, modifications, supplements, renewals and extensions related thereto, have been made available to MAA on or prior to the date hereof.

(g) Except as set forth on Section 4.18(g) of the Post Disclosure Letter, there are no material Tax abatements or exemptions specifically affecting the Post Properties.

(h) Except for Post Permitted Liens or as set forth in Section 4.18(h) of the Post Disclosure Letter and as set forth in contracts provided to MAA prior to the date hereof, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Post Property or any portion thereof that would materially adversely affect Post’s, or any Post Subsidiary’s, ownership, ground lease or right to use a Post Property, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Post Property or any portion thereof that is owned by any Post Subsidiary, which, in each case, is in favor of any party other than Post or a Post Subsidiary (a “Post Third Party”).

(i) Except as set forth in Section 4.18(i) of the Post Disclosure Letter or pursuant to a Post Lease or any ground lease affecting any Post Property, neither Post nor any Post Subsidiary is a party to any agreement pursuant to which Post or any Post Subsidiary manages or manages the development of any real property for any Post Third Party.

(j) Except as set forth in Section 4.18(j) of the Post Disclosure Letter, Post and each Post Subsidiary, as applicable, is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Post Property (each, a “Post Title Insurance Policy” and, collectively, the “Post Title Insurance Policies”). A copy of each such Post Title Insurance Policy in the possession of Post as of the date hereof has been made available to MAA. Except as set forth in Section 4.18(j) of the Post Disclosure Letter, no written claim has been made against any Post Title Insurance Policy, which remains pending and, which, individually or in the aggregate, would be material to any Post Property.

(k) Section 4.18(k) of the Post Disclosure Letter lists the common name and address of each Post Property which is under ground-up development as of the date hereof (each, a “Post Development Property”, and, collectively, the “Post Development Properties”). Post has provided to MAA true, correct and complete copies of any contracts for the design, development and construction of the Post Development Properties, including any binding agreement for ground-up development or commencement of construction by Post or a Post Subsidiary (collectively referred to herein as the “Post Development Contracts”). To the Knowledge of Post, there are no defaults under any of the Post Development Contracts which, individually or in the aggregate, could have a Post Material Adverse Effect. Post has provided to MAA true, correct and complete copies of all material plans and specifications for the development, redevelopment or construction projects contemplated at the Post Development Properties (the “Plans and Specifications”). Except as set forth in Section 4.18(k) of the Post Disclosure Letter, neither Post nor any Post Subsidiary has entered into any development or construction management services agreement with an unaffiliated person or entity in which such party is due a payment upon completion or stabilization of the project contemplated at any Post Development Property. Post or Post Subsidiaries have obtained any and all material approvals, consents and authorizations to initiate and complete the contemplated development, redevelopment or constructions of the Post Development Properties as contemplated in the applicable Plans and Specifications. Section 4.18(k) of the Post Disclosure Letter lists the common name and address of each Post Property which is vacant land.

(l) Section 4.18(l) of the Post Disclosure Letter lists the parties currently providing third-party property management services to Post or a Post Subsidiary and the names of facilities currently managed by each such party.

Section 4.19 Material Contracts.

(a) Except for contracts listed in Section 4.19(a) of the Post Disclosure Letter or filed as exhibits to the Post SEC Documents, as of the date of this Agreement, neither Post nor any Post Subsidiary is a party to or bound by any contract that, as of the date hereof:

(i) is required to be filed as an exhibit to Post’s Annual Report on Form 10-K on or after January 1, 2014 pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act;

(ii) obligates Post or any Post Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $1,500,000 and is not cancelable within one hundred eighty (180) days without material penalty to Post or any Post Subsidiary, except for any Post Lease or any ground lease affecting any Post Property;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of Post or any Post Subsidiary, or that otherwise restricts the lines of business conducted by Post or any Post Subsidiary or the geographic area in which Post or any Post Subsidiary may conduct business;

(iv) is an agreement which obligates Post or any Post Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Post or any Post Subsidiary pursuant to which Post or a Post Subsidiary is the indemnitor (other than the organizational documents of Post and the Post Subsidiaries);

(v) constitutes an Indebtedness obligation of Post or any Post Subsidiary with a principal amount as of the date hereof greater than $1,500,000;

(vi) requires Post or any Post Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Post Lease or a ground lease affecting a Post Property) with a fair market value in excess of $1,500,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Post Lease or any ground lease affecting any Post Property;

(vii) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction which has a notional amount in excess of $1,500,000;

(viii) sets forth the operational terms of a joint venture, partnership, limited liability company with a Third Party member or strategic alliance of Post or any Post Subsidiary;

(ix) is a Post Development Contract with a total contract amount in excess of $1,500,000;

(x) constitutes a loan to any Person (other than a wholly owned Post Subsidiary) by Post or any Post Subsidiary (other than advances made pursuant to and expressly disclosed in the Post Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Post Lease with respect to the development, construction, or equipping of Post Properties or the funding of improvements to Post Properties) in an amount in excess of $1,500,000; or

(xi) constitutes a regulatory agreement or similar agreement that requires that any portion of a property be leased to persons meeting criteria set forth in such agreement.

(b) Each such contract described in clauses (i)-(xi) of Section 4.19(a) above is referred to herein as a “Post Material Contract”.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect, each Post Material Contract is legal, valid, binding and enforceable on Post and each Post Subsidiary that is a party thereto and, to the Knowledge of Post, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect, Post and each Post Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Post Material Contract and, to the Knowledge of Post, each other party thereto has performed all obligations required to be performed by it under such Post Material Contract prior to the date hereof. None of Post or any Post Subsidiary, nor, to the Knowledge of Post, any other party thereto, is in material breach or violation of, or default under, any Post Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation of, breach of or default under any Post Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Post Material Adverse Effect. Neither Post nor any Post Subsidiary has received written notice of any violation of or default under any Post Material Contract, except as set forth in Section 4.19(c) of the Post Disclosure Letter, and except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Post Material Adverse Effect.

Section 4.20 Insurance. Post has made available to MAA a schedule of all material insurance policies and all material fidelity bonds or other material insurance service contracts in Post’s possession providing coverage for all Post Properties (the “Post Insurance Policies”), which is set forth in Section 4.20 of the Post Disclosure Letter. Except as individually or in the aggregate, would not reasonable be expected to have a Post Material Adverse Effect, there is no claim for coverage by Post or any Post Subsidiary pending under any of the Post Insurance Policies that has been denied or disputed by the issuer. Except as individually or in the aggregate, would not reasonably be expected to have a Post Material Adverse Effect, all premiums payable under all Post Insurance Policies have been paid, and Post and the Post Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the Post Insurance Policies. To the Knowledge of Post, such Post Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. Except for notice of annual or other periodic expiration, termination or non-renewal received in the ordinary course of business, no written notice of cancellation or termination has been received by Post or any Post Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.21 Opinion of Post Financial Advisor. The Post Board has received the oral opinion of J.P. Morgan Securities Inc. (“JP Morgan”) (to be confirmed in writing) to the effect that, as of the date of such opinion, and subject to the assumptions and limitations set forth in JP Morgan’s written opinion, the Exchange Ratio in the Parent Merger is fair, from a financial point of view, to the holders of shares of Post Common Stock. After the date hereof, Post will make available to MAA, solely for informational purposes, a complete and correct copy of the written opinion after receipt thereof by the Post Board.

Section 4.22 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Post Common Stock (the “Post Shareholder Approval”) is the only vote of holders of securities of Post required to adopt this Agreement and approve and consummate the Parent Merger and the other transactions contemplated by this Agreement. The affirmative vote of a majority of the Post OP Units (the “Post Partner Approval”) is the only vote or consent required of the holders of any class or series of Post OP Units or other securities of, or equity interests in, Post LP, other than the approval of Post GP, the general partner of Post LP (of which Post is the sole shareholder), required to approve this Agreement and to approve and consummate the Partnership Merger and the other transactions contemplated by this Agreement.

Section 4.23 Brokers. Except for the fees and expenses payable to JP Morgan, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers or any transactions contemplated by this Agreement based upon arrangements made by or on behalf of Post or any Post Subsidiary.

Section 4.24 Investment Company Act. Neither Post nor any Post Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.25 Takeover Statutes. The Post Board has taken all appropriate and necessary actions such that Post will not be prohibited from entering into a “business combination” with MAA as an “interested shareholder” (in each case as such term is used in Sections 14-2-1131, 14-2-1132 and 14-2-1133 of the GBCC) as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, and no other state “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (collectively, “Takeover Statutes”) as in effect on the date of this Agreement is applicable to this Agreement, the Parent Merger or the other transactions contemplated by this Agreement. None of Post or Post LP or any of their respective controlled Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or is the record holder of, or is a party to any contract (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of MAA.

Section 4.26 Related Party Transactions. Except as set forth in Section 4.26 of the Post Disclosure Letter or in the Post SEC Documents filed and publicly available through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2014 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Post or any Post Subsidiary, on the one hand, and any Affiliates (other than Post Subsidiaries) of Post or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.27 No Dissenter’s Rights. No dissenters’ or appraisal rights shall be available to the holders of Post Common Stock, Post OP Units, Post Series A Preferred Stock or any other security of Post or its Subsidiaries as a result of, or in connection with, the Mergers and the other transactions contemplated by this Agreement.

Section 4.28 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article IV, no Post Party nor any of their Affiliates nor any other person on behalf of any Post Party has made any representation or warranty, expressed or implied, with respect to Post or any of the Post Subsidiaries, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any information regarding Post or the Post Subsidiaries, and no MAA Party nor any of their Affiliates nor any other person on behalf of any MAA Party has relied on any representation or warranty except for those expressly set forth in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF MAA

Except (a) as set forth in the disclosure letter that has been prepared by the MAA Parties and delivered by the MAA Parties to the Post Parties in connection with the execution and delivery of this Agreement (the “MAA Disclosure Letter”) (it being agreed that (i) disclosure of any item in any section of the MAA Disclosure Letter with respect to any Section or subsection of Article V of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article V of this Agreement to the extent such relationship is reasonably apparent; provided, that nothing in the MAA Disclosure Letter is intended to broaden the scope of any representation or warranty of the MAA Parties made herein and (ii) no reference to or disclosure of any item or other matter in the MAA Disclosure Letter shall be construed as an admission or indication that (A) such item or other matter is material, (B) such item or other matter is required to be referred to or disclosed in the MAA Disclosure Letter or (C) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which MAA or any of the MAA Subsidiaries is a party exists or has actually occurred), or (b) other than with respect to representations or warranties set forth in Section 5.12, as disclosed in publicly available MAA SEC Documents, filed with, or furnished to, as applicable, the SEC on or after January 1, 2013 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements that are predictive or forward-looking in nature), the MAA Parties hereby jointly and severally represent and warrant to the Post Parties that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) MAA is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Tennessee and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. MAA is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect.

(b) Each MAA Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect.

(c) Section 5.1(c) of the MAA Disclosure Letter sets forth a true and complete list of the MAA Subsidiaries and their respective jurisdiction of incorporation or organization, as the case may be, and the type of and percentage of interest held, directly or indirectly, by MAA in each MAA Subsidiary.

(d) Except as set forth in Section 5.1(d) of the MAA Disclosure Letter, neither MAA nor any MAA Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the MAA Subsidiaries and investments in short-term investment securities).

Section 5.2 Organizational Documents. There are no current or pending dissolution, liquidation, forfeiture or revocation proceedings regarding MAA or any of the MAA Subsidiaries. MAA has made available to Post complete and correct copies of (i) the MAA Charter and MAA Bylaws and (ii) the MAA LP Agreement and the certificate of limited partnership of MAA LP, in each case as in effect on the date hereof, and all such organizational documents are in full force and effect.

Section 5.3 Capital Structure.

(a) The authorized capital stock of MAA consists of 100,000,000 shares of MAA Common Stock and 20,000,000 shares of preferred stock, par value $0.01 per share. At the close of business on August 12, 2016, (i) 75,541,464 shares of MAA Common Stock were issued and outstanding, (ii) no shares of MAA preferred stock (“MAA Preferred Stock”) were issued and outstanding, (iii) 39,084 shares of MAA Common Stock were reserved for issuance pursuant to the terms of the MAA Equity Incentive Plans and (iv) 4,143,203 shares of MAA Common Stock were reserved for issuance upon redemption of MAA OP Units. All issued and outstanding shares of the capital stock of MAA are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of MAA having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of MAA Common Stock may vote. Section 5.3(a) of the MAA Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of the total number of outstanding MAA Options under the MAA Equity Incentive Plans and the number of shares of MAA Common Stock subject to each outstanding MAA Option, the exercise price, and the grant date. There are no other rights to purchase or receive shares of MAA Common Stock granted under the MAA Equity Incentive Plans or otherwise other than the MAA Options.

(b) All of the outstanding shares of capital stock of each of the MAA Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the MAA Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the MAA Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth in Section 5.3(b) of the MAA Disclosure Letter, MAA owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the MAA Subsidiaries owned by MAA or a MAA Subsidiary, free and clear of all Liens (other than MAA Permitted Liens), and except as set forth in the MAA LP Agreement, there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any MAA Subsidiary owned by MAA or a MAA Subsidiary or which would require any MAA Subsidiary to issue or sell any shares of such MAA Subsidiary capital stock, ownership interests or securities convertible into or exchangeable for shares of such MAA Subsidiary capital stock or ownership interests.

(c) Except as set forth in this Section 5.3 or in Section 5.3(c) of the MAA Disclosure Letter, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which MAA or any MAA Subsidiary is a party or by which any of them is bound, obligating MAA or any MAA Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of MAA Common Stock, shares of MAA Preferred Stock or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of MAA or any of the MAA Subsidiaries or obligating MAA or any MAA Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. Except as set forth in Section 5.3(c) of the MAA Disclosure Letter, there are no outstanding contractual obligations of MAA or any MAA Subsidiary to repurchase, redeem or otherwise acquire any shares of MAA Common Stock, shares of MAA Preferred Stock, or other equity securities of MAA or any MAA Subsidiary. Neither MAA nor any MAA Subsidiary is a party to or, to the Knowledge of MAA, bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of MAA or any of the MAA Subsidiaries. At the close of business on August 12, 2016, (i) 298,982 shares of MAA Common Stock were available for grant under the MAA Equity Incentive Plans (excluding any securities reflected in Section 5.3(a)(iii)), (ii) 1,955,626 shares of MAA Common Stock were reserved for issuance under the MAA Dividend and Distribution Reinvestment and Share Purchase Plan and (iii) 35,429 shares of MAA Common Stock were reserved for issuance under the MAA Employee Stock Purchase Plan.

(d) MAA does not have a “poison pill” or similar shareholder rights plan.

(e) Except as set forth in Section 5.3(e) of the MAA Disclosure Letter, neither MAA nor any MAA Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.

(f) All dividends or distributions on the MAA Common Stock and any material dividends or distributions on any securities of any MAA Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(g) MAA is the sole general partner of MAA LP and MAA owns, directly or indirectly, all of the general partner interests in MAA LP.

(h) Section 5.3(h) of the MAA Disclosure Letter sets forth, as of the date hereof, the name of, and the number and class of limited partnership interests held by, each partner in MAA LP.

Section 5.4 Authority.

(a) MAA has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the MAA Shareholder Approval, to consummate the transactions contemplated by this Agreement to which MAA is a party, including the Parent Merger. The execution and delivery of this Agreement by MAA and the consummation by MAA of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of MAA are necessary to authorize this Agreement or the Parent Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Parent Merger, to receipt of the MAA Shareholder Approval, and to the filing of the articles of merger with the Secretary of State of the State of Georgia and the Secretary of State of the State of Tennessee. This Agreement has been duly executed and delivered by MAA and assuming due authorization, execution and delivery by each of MAA LP, Post, Post GP and Post LP, constitutes a legally valid and binding obligation of MAA enforceable against MAA in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The MAA Board, at a duly held meeting, has, by unanimous vote, (i) duly and validly authorized the execution and delivery of, and adopted, this Agreement and declared advisable the consummation of the Mergers and the other transactions contemplated by this Agreement, (ii) directed that the Parent Merger and the other transactions contemplated by this Agreement be submitted for consideration at the MAA Shareholder Meeting, and (iii) as of the date of this Agreement, resolved to recommend that the shareholders of MAA vote in favor of the approval of the Parent Merger and the other transactions contemplated by this Agreement (the “MAA Recommendation”) and to include such recommendation in the Joint Proxy Statement, subject to Section 7.4.

(c) MAA LP has the requisite limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this

Agreement to which it is a party, including the Partnership Merger. The execution and delivery of this Agreement by MAA LP and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary partnership action, and no other partnership proceedings on the part of MAA LP are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, and to the filing of a certificate of merger with the Secretary of State of the State of Tennessee. This Agreement has been duly executed and delivered by MAA LP, and assuming due authorization, execution and delivery by each of MAA, Post, Post GP and Post LP, constitutes a legally valid and binding obligation of MAA LP, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 5.5 No Conflict; Required Filings and Consents.

(a) Except as set forth in Section 5.5(a) of the MAA Disclosure Letter, the execution and delivery of this Agreement by each of MAA and MAA LP does not, and the performance of their respective obligations hereunder will not, (i) assuming receipt of the MAA Shareholder Approval, conflict with or violate any provision of (A) the MAA Charter or MAA Bylaws (B) the MAA LP Agreement or the certificate of limited partnership of MAA LP or (C) any equivalent organizational or governing documents of any other MAA Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained, all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to MAA or any MAA Subsidiary or by which any property or asset of MAA or any MAA Subsidiary is bound, or (iii) assuming receipt of the MAA Shareholder Approval and the MAA Employee Waivers, require any consent or approval (except as contemplated by Section 5.5(b)) under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of MAA or any MAA Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of MAA or any MAA Subsidiary pursuant to, any MAA Material Contract, except, as to clauses (i)(C), (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of MAA and MAA LP does not, and the performance of this Agreement by each of MAA and MAA LP will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement in preliminary and definitive form and the Form S-4, and declaration of effectiveness of the Form S-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of the NYSE, (iii) the filing of (A) the articles of merger with respect to the Parent Merger with the Secretary of State of the State of Tennessee and the Secretary of State of the State of Georgia and (B) appropriate documents with the relevant authorities of the other jurisdictions in which MAA and Post and their respective Subsidiaries are qualified to do business, (iv) the filing of the certificate of merger with respect to the Partnership Merger with the Secretary of State of the State of Georgia and the Secretary of State of the State of Tennessee, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vi) such filings as may be required in connection with Transfer Taxes, and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect.

Section 5.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.17 or Section 5.18, which are addressed solely in those Sections, MAA and each MAA Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for MAA and each MAA Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “MAA Permits”), except in each case as would not, individually or in the aggregate, reasonably be expected to have a MAA Material Adverse Effect. All such MAA Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the MAA Permits, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect. All applications required to have been filed for the renewal of the MAA Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to such MAA Permits have been duly made on a timely basis with the appropriate Governmental Authority, except in each case for failures to file which, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect. Neither MAA nor any MAA Subsidiary has received any written claim or written notice nor has any Knowledge indicating that MAA or any MAA Subsidiary is currently not in compliance with the terms of any such MAA Permits, except where the failure to be in compliance with the terms of any such MAA Permits, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect.

(b) Since January 1, 2014, neither MAA nor any MAA Subsidiary has been in conflict with, or in default or violation of (i) any Law applicable to MAA or any MAA Subsidiary or by which any property or asset of MAA or any MAA Subsidiary is bound (except for Laws addressed in Section 5.16, Section 5.17, or Section 5.18), or (ii) any MAA Permits (except for the MAA Permits addressed in Section 5.17 or Section 5.18), except in each case for any such conflicts, defaults or violations that have been cured or, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect.

Section 5.7 SEC Documents; Financial Statements.

(a) MAA has made available to Post (by public filing with or furnishing to the SEC or otherwise) a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed or furnished by MAA with the SEC since January 1, 2014 (the “MAA SEC Documents”). Except for matters relating to open comment letters with the SEC as set forth in Section 5.7 of the MAA Disclosure Letter, as of their respective dates, the MAA SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such MAA SEC Documents and none of the MAA SEC Documents, at the time of filing or being furnished (or effectiveness in the case of registration statements), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later MAA SEC Documents filed or furnished and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of MAA or MAA LP. As of the date of this Agreement and except as previously made available to Post, MAA does not have any outstanding and unresolved comments from the SEC with respect to the MAA SEC Documents. Other than MAA LP, no MAA Subsidiary is required to file any form or report with the SEC.

(b) MAA has made available to Post complete and correct copies of all written correspondence between the SEC on one hand, and MAA, on the other hand, since January 1, 2014. At all applicable times, MAA and MAA LP have both complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and any applicable rules and regulations thereunder, as amended from time to time, and the applicable listing and corporate governance rules of the NYSE.

(c) The consolidated financial statements of MAA and the MAA Subsidiaries included or incorporated by reference in the MAA SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of MAA and the MAA Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of MAA and the MAA Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later MAA SEC Documents filed and publicly available prior to the date of this Agreement.

Section 5.8 Absence of Certain Changes or Events. Except as contemplated by this Agreement or as set forth in Section 5.8 of the MAA Disclosure Letter, since June 30, 2016, MAA and each MAA Subsidiary has conducted its business in all material respects in the ordinary course. Since June 30, 2016, there has not been any MAA Material Adverse Effect or any effect, event, change or circumstance that, individually or in the aggregate with all other effects, events, changes and circumstances, would reasonably be expected to have a MAA Material Adverse Effect.

Section 5.9 No Undisclosed Material Liabilities. Except as disclosed in the MAA SEC Documents, as set forth in Section 5.9 of the MAA Disclosure Letter or as otherwise would not reasonably be expected to have a MAA Material Adverse Effect, there are no liabilities of MAA or any of the MAA Subsidiaries of a nature that would be required under GAAP to be set forth on the financial statements of MAA or the notes thereto, other than: (a) liabilities adequately provided for on the balance sheet of MAA dated as of June 30, 2016 (including the notes thereto) as required by GAAP, (b) liabilities incurred in connection with the transactions contemplated by this Agreement, or (c) liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2016.

Section 5.10 No Default. Except as set forth on Section 5.10 of the MAA Disclosure Letter, none of MAA or any of the MAA Subsidiaries is in default or violation (and to the Knowledge of MAA, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (a) (i) the MAA Charter or the MAA Bylaws (ii), the MAA LP Agreement or the certificate of limited partnership of MAA LP or (iii) the comparable charter or organizational documents of any of the other MAA Subsidiaries, (B) any loan or credit agreement, note, or any bond, mortgage or indenture, to which MAA or any of the MAA Subsidiaries is a party or by which MAA, any of the MAA Subsidiaries or any of their respective properties or assets is bound, or (C) any Order, statute, rule or regulation applicable to MAA or any of the MAA Subsidiaries, except in the case of (B) and (C) for defaults or violations which have been cured or, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect.

Section 5.11 Litigation. Except as individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect, or as set forth in Section 5.11 of the MAA Disclosure Letter, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of MAA, threatened in writing by of before any Governmental Authority against MAA or any MAA Subsidiary or any director or officer of MAA or any MAA Subsidiary, and (b) neither MAA nor any MAA Subsidiary, nor any of MAA’s or any MAA Subsidiary’s respective property, is subject to any outstanding Order of any Governmental Authority.

Section 5.12 Taxes.

(a) MAA and each MAA Subsidiary has timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. MAA and each MAA Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. Neither MAA nor any of its Subsidiaries has received a written claim, or to the Knowledge of MAA, an unwritten claim, by any authority in a jurisdiction where any of them does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b) MAA: (i) for all taxable years commencing with the taxable year ending December 31, 1994 and through December 31, 2015, has been subject to taxation as REIT and has satisfied all requirements for qualification and taxation as a REIT for such years; (ii) has operated since January 1, 2016 and will operate to the Parent Merger Effective Time in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will include the date of Parent Merger (and currently intends to operate in such manner thereafter); and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS to its status as a REIT, and to the Knowledge of MAA, no such challenge is pending or threatened. No entity in which MAA owns an interest is a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a REIT, a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary. Section 5.12(b) of the MAA Disclosure Letter sets forth a list of each Qualified REIT Subsidiary and Taxable REIT Subsidiary of MAA, and each MAA Subsidiary not set forth in Section 5.12(b) of the MAA Disclosure Letter is and has been since its formation classified as a partnership or entity disregarded as separate from MAA or an entity in which MAA owns an interest for U.S. federal income tax purposes. Each MAA Subsidiary that is a partnership, joint venture or limited liability company and has not elected to be a Taxable REIT Subsidiary has been since its formation treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(c) (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Knowledge of MAA, threatened with regard to any Taxes or Tax Returns of MAA or any MAA Subsidiary; (ii) no deficiency for Taxes of MAA or any MAA Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of MAA, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect; (iii) except as set forth in Section 5.12(c)(iii) of the MAA Disclosure Letter, neither MAA nor any MAA Subsidiary has waived any statute of limitations with respect to the assessment of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year or is the beneficiary of an extension of time to file any Tax Return except for any such waivers or extensions relating to an extension of time to file any non-income Tax Return in respect of a taxable year or period ending in 2015 or 2016; and (iv) except as set forth in Section 5.12(c)(iv) of the MAA Disclosure Letter, neither MAA nor any of the MAA Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Neither MAA nor any MAA Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(e) Beginning with its taxable year ended December 31, 2012, (i) MAA and the MAA Subsidiaries have not incurred any liability for material Taxes under Sections 856(g)(5)(C), 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code which have not been previously paid, and shall not incur any such liability for such Taxes in the taxable year that will include the Closing Date, and (ii) neither MAA nor any MAA Subsidiary has incurred any material liability for Taxes other than (A) in the ordinary course of business or consistent with past practice, or (B) transfer or similar Taxes arising in connection with a sale, exchange, or other transfer of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentence will be imposed upon MAA or the MAA Subsidiaries.

(f) MAA and the MAA Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g) Except as set forth on Section 5.12(g) of the MAA Disclosure Letter, there are no MAA Tax Protection Agreements in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of MAA threatened to raise a material claim against MAA or any MAA Subsidiary for any breach of any MAA Tax Protection Agreements. As used herein, “MAA Tax Protection Agreements” means any written agreement to which MAA or any MAA Subsidiary is a party (i) pursuant to which any liability to holders of interests in a MAA Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) that was entered into in connection with or related to the deferral of income Taxes of a holder of interests in a MAA Subsidiary Partnership, and that requires MAA or any MAA Subsidiary (A) to maintain a minimum level of debt, continue a particular debt, or provide rights to guarantee or otherwise assume economic risk of loss with respect to debt, (B) to retain or not to dispose of assets, or engage in transactions of comparable tax effect, (C) to make or refrain from making a Tax election, and/or (D) only dispose of assets in a particular manner. As used herein, “MAA Subsidiary Partnership” means a MAA Subsidiary that is a partnership for U.S. federal income tax purposes.

(h) There are no Tax Liens upon any property or assets of MAA or any MAA Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i) Neither MAA nor any MAA Subsidiary has requested or has received any written ruling of a Governmental Authority, or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(j) There are no Tax allocation or sharing agreements or similar arrangements with respect to which MAA or any MAA Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business and MAA Tax Protection Agreements).

(k) Neither MAA nor any MAA Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than MAA or any MAA Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(l) Neither MAA nor any MAA Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m) Neither MAA nor any of the MAA Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(n) Except as set forth in Section 5.12(n) of the MAA Disclosure Letter, no written power of attorney that has been granted by MAA or any of the MAA Subsidiaries (other than to MAA or a MAA Subsidiary) currently is in force with respect to any matter relating to Taxes.

(o) Neither MAA nor any of its Subsidiaries (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(p) As of the date of this Agreement, MAA is not aware of any fact or circumstance that could reasonably be expected to prevent the Parent Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(q) Except as set forth in Section 5.12(q) of the MAA Disclosure Letter, to the Knowledge of MAA, neither it nor any of its Subsidiaries has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code or engaged in any transaction that would give rise to “redetermined rents, redetermined deductions, excess interest, and redetermined TRS service income” described in Section 857(b)(7) of the Code.

(r) This Section 5.12 contains the sole and exclusive representations and warranties of the MAA Parties with respect to Taxes and Tax matters (other than those matters described in Section 5.7(c), Section 5.13, Section 5.14(c), Section 5.18(b) and Section 5.18(g)).

Section 5.13 Pension and Benefit Plans; Employees.

(a) Section 5.13(a) of the MAA Disclosure Letter sets forth a list, as of the date hereof, of every material Employee Benefit Plan currently maintained or contributed to (or with respect to which any obligation to contribute has been undertaken) by MAA or any of its ERISA Affiliates (such Employee Benefit Plans, the “MAA Employee Benefit Plans”). Each such MAA Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder that has not been revoked and, to the Knowledge of MAA, no event has occurred and no condition exists that is reasonably expected to result in the revocation of any such determination or opinion letter.

(b) With respect to each MAA Employee Benefit Plan, MAA has provided, or made available, to Post (if applicable to such MAA Employee Benefit Plan): (i) all documents embodying or governing such MAA Employee Benefit Plan, and any funding medium for the MAA Employee Benefit Plan (including, without limitation, trust agreements); (ii) the most recent IRS determination or opinion letter with respect to such MAA Employee Benefit Plan under Section 401(a) of the Code; (iii) the most recently filed IRS Form 5500 Annual Report and accompanying schedules and audited financial statements; (iv) the most recent actuarial report; (v) the current summary plan description for such MAA Employee Benefit Plan (or other descriptions of such MAA Employee Benefit Plan provided to employees) and all summaries of material modifications thereto; (vi) any insurance policy related to such MAA Employee Benefit Plan; and (vii) all material written correspondence received from the IRS, Pension Benefit Guaranty Corporation or the U.S. Department of Labor during the past three (3) years relating to any government investigation or audit or any submissions under any voluntary compliance or correction policy.

(c) Each MAA Employee Benefit Plan has been administered in accordance with the requirements of applicable law, including, without limitation, ERISA and the Code, except as would not, individually or in the aggregate, reasonably be expected to have a MAA Material Adverse Effect and is being administered and operated in all material respects in accordance with its terms. No MAA Employee Benefit Plan is subject to Title IV of ERISA, is a multiemployer plan, within the meaning of ERISA Section 3(37), is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or is a “multiple employer plan” (as defined in Section 413 of the Code). Neither MAA nor any ERISA Affiliate has ever maintained or contributed to, or had any obligation to contribute to (or borne any liability with respect to) any such multiemployer plan or multiple employer plan.

(d) Full payment has been made, or otherwise properly accrued on the books and records of MAA and any ERISA Affiliate, of all amounts that MAA and any ERISA Affiliate are required under the terms of the MAA Employee Benefit Plans to have paid as contributions to such MAA Employee Benefit Plans on or prior to the date hereof (excluding any amounts not yet due) and the contribution requirements, on a prorated basis, for the current year have been made or otherwise properly accrued on the books and records of MAA through the Closing Date.

(e) Neither MAA, an ERISA Affiliate or any person appointed or otherwise designated to act on behalf of MAA, or an ERISA Affiliate, nor, to the Knowledge of MAA, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any MAA Employee Benefit Plan that is reasonably expected to result in the imposition of a material penalty pursuant to Section 502(i) of ERISA, material damages pursuant to Section 409 of ERISA or a material tax pursuant to Section 4975(a) of the Code.

(f) No material liability, claim, action, audit, investigation, governmental proceeding or litigation has been made, commenced or, to the Knowledge of MAA, threatened with respect to any MAA Employee Benefit Plan (other than for benefits payable in the ordinary course of business).

(g) Except as set forth in Section 5.13(g) of the MAA Disclosure Letter, no MAA Employee Benefit Plan provides for medical, life insurance or other health or welfare benefits (other than under Section 4980B of the Code, Part 6 of Title I of ERISA or other similar applicable Law, or a plan qualified under Section 401(a) of the Code) to any current or future retiree or former employee.

(h) Except as set forth in Section 5.13(h) of the MAA Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (after giving effect to any waivers executed in connection with this Agreement) individually or together with the occurrence of any other event: (i) entitle any employee, trustee, director or consultant of MAA or the MAA Subsidiaries to severance pay or any increase in severance pay under any MAA Employee Benefit Plan or MAA employment agreement upon any termination of employment on or after the date of this Agreement; (ii) accelerate the time of payment, vesting or funding or result in any payment of compensation or benefits under, or increase the amount or value of any payment to any employee, officer, trustee or director of MAA or any MAA Subsidiary, or could limit the right to amend, merge or terminate any MAA Employee Benefit Plan or related trust; (iii) result in payments or benefits under any MAA Employee Benefit Plan or MAA employment agreement which would not be deductible under Section 280G of the Code; or (iv) result in a requirement to pay any tax “gross up” or similar “make whole” payment to any employee, director, consultant or other service provider of MAA or any of its ERISA Affiliates.

(i) The per share exercise price of each MAA Option is no less than the fair market value of a share of MAA Common Stock on the date of grant of such MAA Option (and as of each later modification thereof within the meaning of Section 409A of the Code) determined in a manner consistent with Section 409A of the Code. Each MAA Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any MAA Employee Benefit Plan is, or to the Knowledge of MAA, will be, subject to the penalties of Section 409A(a)(1) of the Code.

Section 5.14 Labor and Employment Matters.

(a) Neither MAA nor any MAA Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization, nor are there any negotiations or discussions currently pending or occurring between MAA, or any of the MAA Subsidiaries, and any union or employee association regarding any collective bargaining agreement or any other work rules or polices. There is no unfair labor practice or labor arbitration proceeding pending or, to the

Knowledge of MAA, threatened against MAA or any of the MAA Subsidiaries relating to their business and neither MAA nor any MAA Subsidiary has experienced any strike, work stoppage, lockout, shutdown, dispute or other concerted interference with normal operations during the past five (5) years. To the Knowledge of MAA, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of MAA or any of the MAA Subsidiaries nor have there been any such organizational efforts over the past five (5) years.

(b) Except as set forth in Section 5.14(b) of the MAA Disclosure Letter, there are no proceedings pending or, to the Knowledge of MAA, threatened against MAA or any of the MAA Subsidiaries in any forum by or on behalf of any present or former employee of MAA or any of the MAA Subsidiaries, any applicant for employment or classes of the foregoing alleging unpaid or overdue wages or compensation due, breach of any express or implied employment contract, violation of any law or regulation governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of MAA of any of the MAA Subsidiaries in connection with the employment relationship that, individually or in the aggregate, would reasonably be expected to have a MAA Material Adverse Effect.

(c) Each individual who renders service to MAA or any MAA Subsidiary who is classified by MAA or such MAA Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under any MAA Employee Benefit Plans) is properly so classified and treated in accordance with applicable Laws and for purposes of all MAA Employee Benefit Plans and perquisites, except as would not, individually or in the aggregate, reasonably be expected to have a MAA Material Adverse Effect.

(d) Each of MAA and the MAA Subsidiaries is in compliance with all applicable Laws and all applicable contracts and policies relating to labor and labor practices, employment and employment practices, wages, hours, and terms and conditions of employment, including the obligations of the WARN Act, and all other notification and bargaining obligations arising under any collective bargaining agreement, by applicable Law or otherwise, except as would not, individually or in the aggregate, reasonably be expected to have a MAA Material Adverse Effect. Neither MAA nor any MAA Subsidiary has implemented, conducted or experienced a “plant closing” or “mass layoff” as defined in the WARN Act (or any similar group personnel action requiring advance notice under the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of MAA or any MAA Subsidiary.

Section 5.15 Information Supplied. None of the information supplied or to be supplied by or on behalf of MAA and MAA LP in writing for inclusion or incorporation by reference in the Form S-4, the Joint Proxy Statement will (a) in the case of the Form S-4, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Joint Proxy Statement, at the time such Joint Proxy Statement is first mailed to MAA’s shareholders or at the time of the MAA Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement will (with respect to MAA, its officers and directors and the MAA Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. No representation or warranty is made hereunder as to statements made or incorporated by reference by in the Form S-4 or the Joint Proxy Statement that were not supplied by or on behalf of MAA or MAA LP.

Section 5.16 Intellectual Property.

(a) Except as set forth in Section 5.16(a) of the MAA Disclosure Letter or as, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect, (i) MAA and the MAA

Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of MAA and the MAA Subsidiaries as it is currently conducted, provided, however, that the foregoing representation and warranty in this Section 5.16(a)(i) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation, or violation of any Intellectual Property rights (which is addressed in the following clause (ii)), (ii) to the Knowledge of MAA, the conduct of the business of MAA and the MAA Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, (iii) there are no pending or, to the Knowledge of MAA, threatened claims that challenge the use or ownership of any of the Intellectual Property rights owned by MAA or any MAA Subsidiary, and (iv) to the Knowledge of MAA, no third party is currently infringing or misappropriating Intellectual Property owned by MAA or any MAA Subsidiary. MAA and the MAA Subsidiaries are taking all actions that they reasonably believe are necessary to maintain and protect each material item of Intellectual Property that they own.

(b) This Section 5.16 contains the exclusive representations and warranties of the MAA Parties with respect to intellectual property matters.

Section 5.17 Environmental Matters.

(a) Except as individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect, or as set forth in Section 5.17(a) of the MAA Disclosure Letter, or in any Phase I or Phase II report made available to Post prior to the date hereof:

(i) To the Knowledge of MAA (after due inquiry), MAA and each MAA Subsidiary are in compliance with and, except for matters that have been fully and finally resolved, have complied with all Environmental Laws.

(ii) To the Knowledge of MAA (after due inquiry), MAA and each MAA Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance in all material respects with their respective Environmental Permits, and all such Environmental Permits are in good standing.

(iii) Since January 1, 2014, neither MAA nor any MAA Subsidiary has received any written notice, demand, letter or claim alleging that MAA or any such MAA Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against MAA or any MAA Subsidiary which remains unresolved. There is no litigation, investigation, governmental request for information or other proceeding pending, or, to the Knowledge of MAA, threatened against MAA and any MAA Subsidiary under any Environmental Law or with respect to Hazardous Substances.

(iv) Since January 1, 2014, neither MAA nor any MAA Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no investigation, litigation or other proceeding is pending or, to the Knowledge of MAA, threatened against MAA or any MAA Subsidiary under any Environmental Law or with respect to Hazardous Substances.

(v) Since January 1, 2014, neither MAA nor any MAA Subsidiary has assumed, by contract or, to the Knowledge of MAA, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

(vi) Since January 1, 2014, neither MAA nor any MAA Subsidiary has caused, and to the Knowledge of MAA, no Third Party has caused any release of a Hazardous Substance that would be required to be investigated or remediated by MAA or any MAA Subsidiary under any Environmental Law.

(b) Notwithstanding any other provision of this Agreement, other than Section 5.5(b), Section 5.7, Section 5.8, Section 5.9, Section 5.18(b) and Section 5.20, this Section 5.17 contains the exclusive representations and warranties of the MAA Parties with respect to Environmental Laws, Hazardous Substances or other environmental matters.

Section 5.18 Properties.

(a) Section 5.18(a) of the MAA Disclosure Letter sets forth a list of the common name and address of each facility and real property owned or ground leased (as lessee or sublessee) by MAA or any MAA Subsidiary as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “MAA Property” and collectively referred to herein as the “MAA Properties”). Section 5.18(a) of the MAA Disclosure Letter sets forth a list of the common name and address of each facility and real property which, as of the date of this Agreement, is under contract by MAA or a MAA Subsidiary for purchase or which is required under a binding contract to be ground leased by MAA or a MAA Subsidiary after the date of this Agreement, and MAA has provided to Post as of the date hereof true, correct and complete copies of such contracts. Except as set forth in Section 5.18(a) of the MAA Disclosure Letter, there are no real properties that MAA or any MAA Subsidiary is obligated to buy or ground lease at some future date. Section 5.18(a) of the MAA Disclosure Letter sets forth a list of the common name, city and state of each for-rent multi-family apartment project which (i) MAA or any MAA Subsidiary developed or constructed on or after January 1, 2009, and (ii) which MAA or any MAA Subsidiary sold, disposed or transferred, directly or indirectly, in whole or in part, on or after January 1, 2009.

(b) MAA or a MAA Subsidiary owns good and valid fee simple title or a good and valid ground lease interest (as applicable) to each of the MAA Properties, in each case, free and clear of Liens, except for MAA Permitted Liens. For the purposes of this Agreement, “MAA Permitted Liens” shall mean any (i) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of MAA (if such reserves are required pursuant to GAAP), (ii) Liens imposed or promulgated by Law, including zoning regulations, permits and licenses (but not including Liens imposed pursuant to CERCLA and similar state laws), (iii) Liens that are disclosed on the existing MAA Title Insurance Policies made available by or on behalf of MAA or any MAA Subsidiary to Post prior to the date hereof and, with respect to ground leasehold interests, Liens on the underlying fee or leasehold interest of the applicable ground lessor, lessor or sublessor, or relate to Indebtedness otherwise disclosed in the MAA Disclosure Letter, (iv) any inchoate cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, and (v) such imperfections in title, easements, restrictions, covenants and similar Liens that do not or will not interfere in any material manner with the current use of the MAA Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the current operations of such MAA Properties (assuming its continued use in the manner it is currently operated).

(c) Except as set forth in Section 5.18(c) of the MAA Disclosure Letter, neither MAA nor any MAA Subsidiary has received (i) written notice that any certificate, permit or license from any Governmental Authority having jurisdiction over any of the MAA Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the MAA Properties (assuming their continued use in the manner they are currently used) or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the MAA Properties (assuming their continued use in the manner they are currently used) is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have a MAA Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the MAA Properties which, individually or in the aggregate, would reasonably be expected to have a MAA Material Adverse Effect.

(d) Except as set forth in Section 5.18(d) of the MAA Disclosure Letter, no certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the MAA Properties or any agreement, easement or other right that is necessary to permit the current use of the buildings and improvements on any of the MAA Properties (assuming their continued use in the manner they are currently used) or that is necessary to permit the current use of all parking areas, driveways, roads and other means of egress and ingress to and from any of the MAA Properties (assuming their continued use in the manner they are currently used) has failed to be obtained or is not in full force and effect, and neither MAA nor any MAA Subsidiary has received written notice of any outstanding threat of modification, suspension or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect.

(e) Except as set forth in Section 5.18(e) of the MAA Disclosure Letter, no condemnation, eminent domain or similar proceeding has occurred or is pending with respect to any owned MAA Property or, to the Knowledge of MAA, any MAA Property ground leased by MAA or any MAA Subsidiary, that would interfere in any material manner with the current use of the MAA Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the current operations of such MAA Properties (assuming its continued use in the manner it is currently operated), and neither MAA nor any MAA Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings (other than those initiated by or on behalf of MAA or with MAA’s consent) are threatened for any MAA Property that would interfere in any material manner with the current use of the MAA Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the current operations of such MAA Properties (assuming its continued use in the manner it is currently operated), or (ii) any zoning regulation or ordinance (including with respect to parking), building, fire, health or other Law has been violated (and remains in violation) for any MAA Property.

(f) Section 5.18(f) of the MAA Disclosure Letter lists all ground leases (whether as lessor or lessee) affecting the interest of MAA or any MAA Subsidiary in the MAA Properties in effect as of the date hereof. True and complete in all material respects copies of all such ground leases in effect as of the date hereof, together with all amendments, modifications, supplements, renewals and extensions related thereto, have been made available to Post on or prior to the date hereof.

(g) Except as set forth on Section 5.18(g) of the MAA Disclosure Letter, there are no material Tax abatements or exemptions specifically affecting the MAA Properties.

(h) Except for MAA Permitted Liens or as set forth in Section 5.18(h) of the MAA Disclosure Letter and as set forth in contracts provided to Post prior to the date hereof, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any MAA Property or any portion thereof that would materially adversely affect MAA’s, or any MAA Subsidiary’s, ownership, ground lease or right to use a MAA Property, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any MAA Property or any portion thereof that is owned by any MAA Subsidiary, which, in each case, is in favor of any party other than MAA or a MAA Subsidiary (a “MAA Third Party”).

(i) Except as set forth in Section 5.18(i) of the MAA Disclosure Letter or pursuant to a MAA Lease or any ground lease affecting any MAA Property, neither MAA nor any MAA Subsidiary is a party to any agreement pursuant to which MAA or any MAA Subsidiary manages or manages the development of any real property for any MAA Third Party.

(j) Except as set forth in Section 5.18(j) of the MAA Disclosure Letter, MAA and each MAA Subsidiary, as applicable, is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each MAA Property (each, a “MAA Title Insurance Policy” and, collectively, the “MAA Title Insurance Policies”). A copy of each such MAA Title Insurance Policy in the possession of MAA as of the date hereof has been made available to Post. Except as set forth in Section 5.18(j) of the MAA Disclosure Letter, no written claim has been made against any MAA Title Insurance Policy, which remains pending and, which, individually or in the aggregate, would be material to any MAA Property.

(k) Section 5.18(k) of the MAA Disclosure Letter lists the common name and address of each MAA Property which is (i) under ground-up development as of the date hereof, and describes in general the status of such development as of the date hereof, and (ii) subject to a binding agreement for ground-up development or commencement of construction by MAA or a MAA Subsidiary.

(l) Section 5.18(l) of the MAA Disclosure Letter lists the parties currently providing third-party property management services to MAA or a MAA Subsidiary and the names of facilities currently managed by each such party.

Section 5.19 Material Contracts.

(a) Except for contracts listed in Section 5.19(a) of the MAA Disclosure Letter or filed as exhibits to the MAA SEC Documents, as of the date of this Agreement, neither MAA nor any MAA Subsidiary is a party to or bound by any contract that, as of the date hereof:

(i) is required to be filed as an exhibit to MAA’s Annual Report on Form 10-K on or after January 1, 2014 pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act;

(ii) obligates MAA or any MAA Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $4,500,000 and is not cancelable within one-hundred eighty (180) days without material penalty to MAA or any MAA Subsidiary, except for any MAA Lease or any ground lease affecting any MAA Property;

(iii) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that restricts the business of MAA or any MAA Subsidiary, or that otherwise restricts the lines of business conducted by MAA or any MAA Subsidiary or the geographic area in which MAA or any MAA Subsidiary may conduct business;

(iv) is an agreement which obligates MAA or any MAA Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of MAA or any MAA Subsidiary pursuant to which MAA or a MAA Subsidiary is the indemnitor (other than the organizational documents of MAA and the MAA Subsidiaries);

(v) constitutes an Indebtedness obligation of MAA or any MAA Subsidiary with a principal amount as of the date hereof greater than $4,500,000;

(vi) requires MAA or any MAA Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a MAA Lease or a ground lease affecting a MAA Property) with a fair market value in excess of $4,500,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any MAA Lease or any ground lease affecting any MAA Property;

(vii) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction which has a notional amount in excess of $4,500,000;

(viii) sets forth the operational terms of a joint venture, partnership, limited liability company with a Third Party member or strategic alliance of MAA or any MAA Subsidiary;

(ix) constitutes a loan to any Person (other than a wholly owned MAA Subsidiary) by MAA or any MAA Subsidiary (other than advances made pursuant to and expressly disclosed in the MAA Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a MAA Lease with respect to the development, construction, or equipping of MAA Properties or the funding of improvements to MAA Properties) in an amount in excess of $4,500,000; or constitutes a regulatory agreement or similar agreement that requires that any portion of a property be leased to persons meeting criteria set forth in such agreement; or

(x) constitutes a regulatory agreement or similar agreement that requires that any portion of a property be leased to persons meeting criteria set forth in such agreement.

(b) Each such contract described in clauses (i)-(x) of Section 5.19(a) above is referred to herein as a “MAA Material Contract”.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect, each MAA Material Contract is legal, valid, binding and enforceable on MAA and each MAA Subsidiary that is a party thereto and, to the Knowledge of MAA, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as, individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect, MAA and each MAA Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each MAA Material Contract and, to the Knowledge of MAA, each other party thereto has performed all obligations required to be performed by it under such MAA Material Contract prior to the date hereof. None of MAA or any MAA Subsidiary, nor, to the Knowledge of MAA, any other party thereto, is in material breach or violation of, or default under, any MAA Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation of, breach of or default under any MAA Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a MAA Material Adverse Effect. Neither MAA nor any MAA Subsidiary has received written notice of any violation of or default under any MAA Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a MAA Material Adverse Effect.

Section 5.20 Insurance. MAA has made available to Post a schedule of all material insurance policies and all material fidelity bonds or other material insurance service contracts in MAA’s possession providing coverage for all MAA Properties (the “MAA Insurance Policies”), which is set forth in Section 5.20 of the MAA Disclosure Letter. Except as individually or in the aggregate, would not reasonable be expected to have a MAA Material Adverse Effect, there is no claim for coverage by MAA or any MAA Subsidiary pending under any of the MAA Insurance Policies that has been denied or disputed by the issuer. Except as individually or in the aggregate, would not reasonably be expected to have a MAA Material Adverse Effect, all premiums payable under all MAA Insurance Policies have been paid, and MAA and the MAA Subsidiaries have otherwise complied in all material respects with the terms and conditions of all the MAA Insurance Policies. To the Knowledge of MAA, such MAA Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. Except for notice of annual or other periodic expiration, termination or non-renewal received in the ordinary course of business, no written notice of cancellation or termination has been received by MAA or any MAA Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 5.21 Opinion of MAA Financial Advisor. The MAA Board has received the oral opinion of Citigroup Global Markets Inc. (“Citigroup”) (to be confirmed in writing) to the effect that, as of the date of such opinion, and subject to the assumptions and limitations set forth in Citigroup’s written opinion, the Merger Consideration to be paid by MAA in the Parent Merger is fair, from a financial point of view, to MAA. After the date hereof, MAA will make available to Post, solely for informational purposes, a complete and correct copy of the written opinion after receipt thereof by the MAA Board.

Section 5.22 Vote Required. (i) The affirmative vote of the holders of a majority of the outstanding shares of MAA Common Stock to approve this Agreement and the transactions contemplated hereby, including the issuance of the MAA Common Stock to be issued in the Parent Merger, and (ii) the affirmative vote of a majority of the shares present at the MAA Shareholder Meeting in person or by proxy and entitled to vote to approve an amendment to the MAA Charter that increases the number of authorized shares of MAA Common Stock to 145,000,000 (collectively, the “MAA Shareholder Approval”), are the only votes of holders of securities of

MAA required to adopt this Agreement, approve and consummate the Parent Merger and the other transactions contemplated by this Agreement, and to authorize and approve the issuance of the MAA Common Stock to be issued in the Parent Merger.

Section 5.23 Brokers. Except for the fees and expenses payable to Citigroup, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers or any transactions contemplated by this Agreement based upon arrangements made by or on behalf of MAA or any MAA Subsidiary.

Section 5.24 Investment Company Act. Neither MAA nor any MAA Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 5.25 Takeover Statutes. The MAA Board has taken all action necessary, if any, to render inapplicable to the Parent Merger and the other transactions contemplated by this Agreement, the restrictions on business combinations contained in the Tennessee Business Combination Act. No Takeover Statutes, as in effect on the date of this Agreement, are applicable to this Agreement, the Parent Merger or the other transactions contemplated by this Agreement. None of MAA or MAA LP, nor any of their respective Affiliates, alone or together with any other Person (a) is, nor at any time during the last five (5) years has it been, an “interested shareholder” of Post under the GBCC or (b) has taken any action that would cause, alone or in conjunction with any other actions, events or circumstances, any anti-takeover statute under the GBCC or otherwise to be applicable to this Agreement. None of MAA or MAA LP or any of their respective Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or is the record holder of, or is a party to any contract (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Post.

Section 5.26 Related Party Transactions. Except as set forth in Section 5.26 of the MAA Disclosure Letter or in the MAA SEC Documents filed and publicly available through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2014 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between MAA or any MAA Subsidiary, on the one hand, and any Affiliates (other than MAA Subsidiaries) of MAA or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.27 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article V, no MAA Party nor any of their Affiliates nor any other person on behalf of any MAA Party has made any representation or warranty, expressed or implied, with respect to MAA or any of the MAA Subsidiaries, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any information regarding MAA or the MAA Subsidiaries, and no Post Party nor any of their Affiliates nor any other person on behalf of any Post Party has relied on any representation or warranty except for those expressly set forth in this Article V.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.1 Conduct of Business by Post.

(a) Each Post Party covenants and agrees that, between the date of this Agreement and the earlier to occur of the Parent Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except to the extent required by Law, as may be consented to in writing by

MAA (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) or Section 6.1(b) of the Post Disclosure Letter, the Post Parties shall, and shall cause each of the other Post Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use its commercially reasonable efforts to (A) maintain its material assets and properties in their current condition (normal wear and tear excepted), (B) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant business relationships, (C) provided it does not require additional compensation, keep available the services of its present officers, (D) maintain all Post Insurance Policies and (E) maintain the status of Post as a REIT.

(b) Without limiting the foregoing, each Post Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in writing by MAA (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly contemplated, required or permitted (including as otherwise permitted by this Section 6.1(b)) pursuant to this Agreement, or as set forth in Section 6.1(a) or Section 6.1(b) of the Post Disclosure Letter, the Post Parties shall not, and shall not cause or permit any other Post Subsidiary to, do any of the following:

(i) amend or propose to amend (A) the Post Articles of Incorporation or Post Bylaws, (B) the articles of incorporation or bylaws of Post GP, (C) the Post LP Agreement or certificate of limited partnership of Post LP or (D) such equivalent organizational or governing documents of any Post Subsidiary material to Post and the Post Subsidiaries, considered as a whole, if such amendment would be materially adverse to Post or MAA, or (E) grant any additional waivers to the stock ownership limit under the Post Articles of Incorporation;

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Post or any Post Subsidiary (other than any wholly owned Post Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Post or any Post Subsidiary or other equity securities or ownership interests in Post or any Post Subsidiary, except for (A) the declaration and payment by Post of dividends in accordance with Section 7.19, (B) the declaration and payment by Post of regular quarterly dividends, aggregated and paid quarterly in accordance with past practice at a rate not to exceed $1.0625 per quarter per share of Post Series A Preferred Stock, (C) the regular distributions that are required to be made in respect of the Post OP Units or the 8 1/2% Series A Cumulative Redeemable Preferred Units of Post LP in connection with any dividends paid on the Post Common Stock or Post Series A Preferred Stock, respectively, (D) the declaration, set-aside or payment of dividends or other distributions by any directly or indirectly wholly owned Post Subsidiary to Post or any other Post Subsidiary, and (E) distributions by any Post Subsidiary that is not wholly owned, directly or indirectly, by Post, in accordance with the requirements of the organizational documents of such Post Subsidiary;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Post or a Post Subsidiary, other than (A) the acquisition by Post of Post Common Stock in connection with the surrender of Post Common Stock by holders of Post Options in order to pay the exercise price of the Post Option in connection with the exercise of Post Options, (B) the repurchase of Post “excess shares” pursuant to the Post Articles of Incorporation, (C) the withholding of Post Common Stock to satisfy withholding Tax obligations with respect to outstanding awards granted pursuant to the Post Equity Incentive Plans, (D) of Post OP Units under the Post LP Agreement, (E) in connection with the vesting of, or lapse of restrictions on, Post Restricted Stock Awards in order to satisfy withholding or exercise price obligations or (F) in connection with the redemption or repurchase by a wholly owned Post Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by Post or a Post Subsidiary);

(v) except for (A) transactions among Post and one or more wholly owned Post Subsidiaries or among one or more wholly owned Post Subsidiaries, (B) issuances of shares of Post Common Stock upon the exercise or settlement of any Post Option outstanding as of the date of this Agreement and issuances of equity or equity based awards pursuant to the Post Equity Incentive Plans to the extent required under the terms of such Post Equity Incentive Plans, the Post ESPP or the Post DRIP (subject to Section 7.15) as in effect as of the date of this Agreement, (C) exchanges of Post OP Units for shares of Post Common Stock, in accordance with the Post LP Agreement, (D) as contemplated in Section 6.1(b)(vi) or (E) as set forth on Section 6.1(b)(v) of the Post Disclosure Letter, issue, sell, pledge, dispose, encumber or grant any shares of Post’s or any of the Post Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Post’s or any of the Post Subsidiaries’ capital stock or other equity interests;

(vi) except to the extent required under any Post Equity Incentive Plan, grant, confer, award, or modify the terms of any Post Option or any Post Restricted Stock Award or take any action not required under the Post Equity Incentive Plans or not contemplated by this Agreement;

(vii) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, personal property (other than personal property at a total cost of less than $1,000,000 in the aggregate), corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by Post or any wholly owned Post Subsidiary of or from an existing wholly owned Post Subsidiary, (B) the pending acquisitions set forth on Section 6.1(b)(vii) of the Post Disclosure Letter (the “Post Pending Acquisitions”), (C) transactions conducted in accordance with Section 1031 of the Code in connection with acquisitions or dispositions otherwise permitted pursuant to this Agreement, including purchases of property with funds held by a qualified intermediary or other agent serving in a similar capacity, provided notice is provided to MAA prior to consummation of such transactions, or (D) acquisitions of undeveloped land that do not exceed $15,000,000 in the aggregate; provided that Post and the Post Subsidiaries shall be permitted to take any action it is obligated to take under any joint venture agreement to which Post or such Post Subsidiaries is a party as of the date of this Agreement;

(viii) sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (A) as set forth on Section 4.18(h) or Section 6.1(b)(viii) of the Post Disclosure Letter, (B) by Post, or any wholly-owned Post Subsidiary, with, to or from any existing wholly-owned Post Subsidiary, (C) pledges or encumbrances of direct or indirect equity interests in entities from time to time under Post’s existing revolving credit facility that (1) acquire properties that are the subject of Post Pending Acquisitions, or (2) are not currently included in Post’s borrowing base under Post’s existing revolving credit facility and are set forth on Section 6.1(b)(viii) of the Post Disclosure Letter, or (D) for sales, transfers or dispositions of property or assets that do not exceed $10,000,000 in the aggregate;

(ix) for any Post Development Properties, (A) expend or incur any amount, or (B) enter into, amend, modify, exercise rights under or terminate any Post Development Contracts which are Post Material Contracts, except (1) as contemplated by any existing Post Development Contract, (2) in connection with investment proposals that have been made available to MAA on or prior to the date hereof and which are set forth on Section 6.1(b)(ix) of the Post Disclosure Letter or (3) up to $6,000,000 in the aggregate in excess of the amounts set forth in clauses (1) and (2);

(x) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of Post or any of the Post Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible for the Indebtedness of any other Person (other than a wholly owned Post Subsidiary), except (A) Indebtedness incurred under Post’s existing revolving credit facility or other existing similar lines of credit in the ordinary course of business (including the existing cash management line and letters of credit) for working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.1(b)(iii)), (B) Indebtedness incurred under existing construction loan facilities with respect to ongoing construction projects, (C) Indebtedness incurred in connection with the funding of any transactions permitted by this Section 6.1(b), (D) refinancing of any existing Indebtedness, including the replacement or renewal of any letters of credit or surety bonds (provided, that the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on Post compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing), (E) any additional Indebtedness in an amount that, in the aggregate, does not exceed $10,000,000, (F) as set forth on Section 6.1(b)(x) of the Post Disclosure Letter, (G) inter-company Indebtedness among Post and the Post Subsidiaries, and (H) any surety bonds not exceeding $100,000 individually or $500,000 in the aggregate;

(xi) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, trustees, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than (A) by Post or a wholly owned Post Subsidiary to Post or a wholly owned Post Subsidiary, (B) loans or advances required to be made under any of the Post Leases, ground leases pursuant to which any third party is a lessee or sublessee on any Post Property or any existing joint venture arrangements to which a Post Subsidiary is a party as of the date hereof, (C) as contractually required to be made pursuant to an existing joint venture arrangements to which Post or a Post Subsidiary is a party as of the date hereof or (D) as contractually required by any Post Material Contract in effect on the date hereof that has been made available to MAA;

(xii) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Post Material Contract (or any contract that, if existing as of the date hereof, would be a Post Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Post Material Contract, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which Post or any Post Subsidiary is a party as required or necessitated by this Agreement or the transactions contemplated hereby; provided, that any such modification, amendment, waiver or consent does not materially increase the principal amount thereunder or otherwise materially adversely affect Post, any Post Subsidiary or MAA, (C) the entry into any commercial leases in the ordinary course of business, (D) any renewal of any of the Post Insurance Policies upon its scheduled termination on substantially the same terms in the aggregate for each separate Post Insurance Policy as currently in effect, except as set forth on Section 6.1(b)(xii) of the Post Disclosure Letter, (E) as may be reasonably necessary to comply with the terms of this Agreement, (F) as otherwise expressly permitted by this Section 6.1(b) or (G) in connection with change orders related to any construction, development, redevelopment or capital expenditure projects that either (x) do not materially increase the cost of any such project, or (y) are otherwise permitted pursuant to Section 6.1(b)(ix) above;

(xiii) waive, release, assign any material rights or claims or make any payment, direct or indirect, of any material liability of Post or any Post Subsidiary before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice or as otherwise expressly permitted by this Section 6.1(b);

(xiv) subject to Section 7.8, except with respect to the matters set forth on Section 6.1(b)(xiv) of the Post Disclosure Letter, waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $500,000 individually or $3,000,000 in the aggregate, (B) do not involve the imposition of any material injunctive relief against Post or any Post Subsidiary, (C) do not provide for any admission of material liability by Post or any of the Post Subsidiaries, and (D) with respect to any legal Action involving any present, former or purported holder or group of holders of shares of Post Common Stock or Post OP Units, in accordance with Section 7.8;

(xv) except as required by applicable Law or as set forth on Section 6.1(b)(xv) of the Post Disclosure Letter, (A) hire any officer (with a title of senior vice president or higher) of Post or promote or appoint any Person to a position of officer (with a title of senior vice president or higher) of Post (other than to replace any officer that departs after the date of this Agreement), in each case without consultation with the MAA Board, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of Post’s directors or officers not required by any plan or arrangement as in effect on the date hereof, (C) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or Post Employee Benefit Plan or any Employee Benefit Plan that if entered into or adopted would be a Post Employee Benefit Plan, (D) accelerate the vesting or payment of any award under the Post Equity Incentive Plans or of any other compensation or benefits, or (E) grant any awards under the Post Equity Incentive Plans or any bonus, incentive, performance or other compensation plan or arrangement, other than, with respect to clauses (C) and (E) (as to non-equity awards only), increases in salary in the ordinary course of business and consistent with past practice in the case of non-officer employees, or in connection with any non-officer employee hires or the promotion of any non-officer employees, consistent with past practice;

(xvi) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at December 31, 2015, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xvii) enter into any new line of business;

(xviii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules and regulations;

(xix) except as set forth in Section 6.1(b)(xix) of the Post Disclosure Letter, enter into or modify in a manner adverse to Post or MAA any Post Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, amend any material income Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve Post’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Post Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any Post Pending Acquisitions permitted pursuant to Section 6.1(b)(vii) and in a manner that would not reasonably be expected (A) to be materially adverse to Post or (B) to prevent or impair the ability of Post to consummate the Mergers;

(xxi) form any new funds or joint ventures, except for wholly-owned subsidiaries;

(xxii) except (A) pursuant to Post’s budget previously provided to MAA, (B) capital expenditures necessary to repair any casualty losses in an amount up to $5,000,000 in the aggregate or to the extent such losses are covered by existing insurance, and (C) capital expenditures in the ordinary course of business consistent with past practice necessary to comply with applicable Law or to repair and/or prevent damage to any of the Post Properties or as is necessary in the event of an emergency situation, after prior notice to MAA (provided, that if the nature of such emergency renders prior notice to MAA impracticable, Post shall provide notice to MAA as promptly as reasonably practicable after making such capital expenditure), make or commit to make any capital expenditures in excess of $500,000 individually or $3,000,000 in the aggregate;

(xxiii) (A) amend or modify the compensation terms contained in the engagement letter with the financial advisor referred to in Section 4.21 in a manner materially adverse to Post, any Post Subsidiary or

MAA, or (B) engage other financial advisors in connection with the transactions contemplated by this Agreement unless the directors of Post have concluded in good faith (after consultation with outside legal counsel) that failure to engage another financial advisor would be inconsistent with their fiduciary duties under applicable Law;

(xxiv) take any action, or fail to take any action, which action or failure would reasonably be expected to cause Post or any Post REIT Subsidiary to fail to qualify as a REIT;

(xxv) except to the extent permitted by Section 7.4, take any action that would reasonably be expected to prevent or delay the consummation of transactions contemplated by this Agreement; or

(xxvi) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) Post from taking any action, at any time or from time to time, that in the reasonable judgment of the Post Board, upon advice of counsel to Post, is necessary for Post to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Parent Merger Effective Time, including making dividend or other distribution payments in accordance with Section 7.19 to shareholders of Post in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Post Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) Post LP from taking any action, at any time or from time to time, as Post LP determines to be necessary to: (A) be in compliance at all times with all of its obligations under any Post Tax Protection Agreement, and (B) avoid liability for any indemnification or other payment under any Post Tax Protection Agreement.

Section 6.2 Conduct of Business by MAA.

(a) Each MAA Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in writing by Post (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) or Section 6.2(b) of the MAA Disclosure Letter, the MAA Parties shall, and shall cause each of the other MAA Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use its commercially reasonable efforts to (A) maintain its material assets and properties in their current condition (normal wear and tear excepted), (B) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant business relationships, (C) provided it does not require additional compensation, keep available the services of its present officers, (D) maintain all MAA Insurance Policies, and (E) maintain the status of MAA as a REIT.

(b) Without limiting the foregoing, each MAA Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in writing by Post (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly contemplated, required or permitted (including as otherwise permitted by this Section 6.2(b)) pursuant to this Agreement, or as set forth in Section 6.2(a) or Section 6.2(b) of the MAA Disclosure Letter, the MAA Parties shall not, and shall not cause or permit any other MAA Subsidiary to, do any of the following:

(i) amend or propose to amend (A) the MAA Charter (other than amendments to the MAA Charter that increase the number of authorized shares of MAA Common Stock to 145,000,000 and provide for the MAA Series I Preferred Stock) or MAA Bylaws, (B) the MAA LP Agreement (other than any amendment necessary to effect the Partnership Merger, the Parent Merger or the other transactions contemplated hereby) or certificate of limited partnership of MAA LP or (C) such equivalent organizational or governing documents of any MAA Subsidiary material to MAA and the MAA Subsidiaries, considered as a whole, if such amendment would be materially adverse to MAA or Post; except as set forth on Section 6.2(b)(i) of the MAA Disclosure Letter;

(ii) split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of MAA or any MAA Subsidiary (other than any wholly owned MAA Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of MAA or any MAA Subsidiary or other equity securities or ownership interests in MAA or any MAA Subsidiary, except for (A) the declaration and payment by MAA of dividends in accordance with Section 7.19, (B) the regular distributions that are required to be made in respect of the MAA OP Units in connection with any dividends paid on the MAA Common Stock, (C) the declaration, set-aside or payment of dividends or other distributions by any directly or indirectly wholly owned MAA Subsidiary to MAA or any other MAA Subsidiary, and (D) distributions by any MAA Subsidiary that is not wholly owned, directly or indirectly, by MAA, in accordance with the requirements of the organizational documents of such MAA Subsidiary;

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of MAA or a MAA Subsidiary, other than (A) the acquisition by MAA of shares of MAA Common Stock in connection with the surrender of shares of MAA Common Stock by holders of MAA Options in order to pay the exercise price of the MAA Option in connection with the exercise of MAA Options, (B) the repurchase of MAA “excess shares” pursuant to the MAA Charter, (C) the withholding of shares of MAA Common Stock to satisfy withholding Tax obligations with respect to outstanding awards granted pursuant to the MAA Equity Incentive Plans, and (D) of MAA OP Units under the MAA LP Agreement;

(v) acquire or agree to acquire or make any loans to, advances or capital contributions to, or investments in (including by merger, consolidation or acquisition of stock or assets) any joint venture, real property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof (A) that would, or would reasonably be expected to, prevent or materially impair the ability of the MAA Parties to consummate the Mergers before the Outside Date or (B) having, in the aggregate, a fair market value at the time of acquisition in excess of $1,000,000,000;

(vi) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that (A) do not involve the imposition of injunctive relief against MAA or any MAA Subsidiary, (B) do not provide for any admission of material liability by MAA or any of the MAA Subsidiaries, and (C) with respect to any legal Action involving any present, former or purported holder or group of holders of the MAA Common Stock or MAA OP Units, are in accordance with Section 7.8;

(vii) sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, that would, or would reasonably be expected to, prevent or materially impair the ability of the MAA Parties to consummate the Mergers before the Outside Date;

(viii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of MAA or any of the MAA Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible for the Indebtedness of any other Person (other than a wholly owned MAA Subsidiary) that would, or would reasonably be expected to, prevent or materially impair the ability of the MAA Parties to consummate the Mergers before the Outside Date;

(ix) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, trustees, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity that would, or would reasonably be expected to, prevent or materially impair the ability of the MAA Parties to consummate the Mergers before the Outside Date;

(x) enter into, renew, modify, amend or terminate any MAA Material Contract (or any contract that, if existing as of the date hereof, would be a MAA Material Contract) that would, or would reasonably be expected to, prevent or materially impair the ability of the MAA Parties to consummate the Mergers before the Outside Date;

(xi) fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at December 31, 2015, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xii) enter into any new line of business;

(xiii) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules and regulations;

(xiv) enter into, or modify in a manner adverse to MAA or Post, any MAA Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, amend any material income Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve MAA’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any MAA Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xv) adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in a manner that would not reasonably be expected (A) to be materially adverse to Post or (B) to prevent or impair the ability of Post to consummate the Mergers;

(xvi) form any new funds or joint ventures that would, or would reasonably be expected to, prevent or materially impair the ability of the MAA Parties to consummate the Mergers before the Outside Date;

(xvii) take any action, or fail to take any action, which action or failure would, or would reasonably be expected to cause MAA to fail to qualify as a REIT;

(xviii) except to the extent permitted by Section 7.4, take any action that would reasonably be expected to prevent or delay the consummation of transactions contemplated by this Agreement; or

(xix) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) MAA from taking any action, at any time or from time to time, that in the reasonable judgment of the MAA Board, upon advice of counsel to MAA, is necessary for MAA to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Parent Merger Effective Time, including making dividend or other distribution payments in accordance with Section 7.19 to shareholders of MAA in accordance with this Agreement or otherwise, or to qualify or preserve the status of any MAA Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) MAA LP from taking any action, at any time or from time to time, as MAA LP determines to be necessary to: (A) be in compliance at all times with all of its obligations under any MAA Tax Protection Agreement, and (B) avoid liability for any indemnification or other payment under any MAA Tax Protection Agreement.

Section 6.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Post, directly or indirectly, the right to control or direct MAA’s or any MAA Subsidiary’s operations prior to the Parent Merger Effective Time, and nothing contained in this Agreement shall give MAA, directly or indirectly, the right to control or direct Post’s or any Post Subsidiary’s operations prior to the Parent Merger Effective Time.

Prior to the Parent Merger Effective Time, each of Post and MAA shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1 Preparation of Proxy Statement; Shareholders’ Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) Post and MAA shall jointly prepare the Joint Proxy Statement in preliminary form for inclusion in MAA’s Form S-4 to be filed by MAA with the SEC, (ii) MAA shall prepare and cause to be filed with the SEC the Form S-4 with respect to the MAA Common Stock and the MAA Series I Preferred Stock issuable in the Parent Merger, which will include the Joint Proxy Statement with respect to the Post Shareholder Meeting and MAA Shareholder Meeting, and (iii) MAA shall prepare and cause to be submitted to the NYSE the application and other agreements and documentation necessary for the listing of the MAA Common Stock and MAA Series I Preferred Stock issuable in the Parent Merger on the NYSE. Each of Post and MAA shall use its reasonable best efforts to (w) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (x) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, (y) mail or deliver the Joint Proxy Statement to its respective shareholders as promptly as practicable after the Form S-4 is declared effective and (z) keep the Form S-4 effective for so long as necessary to complete the Mergers. MAA shall use its reasonable best efforts to have the application for the listing of the MAA Common Stock and the MAA Series I Preferred Stock accepted by the NYSE as promptly as is practicable following submission. Each of Post and MAA shall furnish all information as may be reasonably requested concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement and the preparation and filing of the NYSE listing application. The Form S-4, the Joint Proxy Statement and the NYSE listing application shall include all information reasonably requested by such other Party to be included therein. Each of Post and MAA shall promptly notify the other upon the receipt of any comments from the SEC or the NYSE or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement or from the NYSE for amendments or supplements to the NYSE listing application, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC or the NYSE, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC or to the NYSE listing application from the NYSE and advise the other Party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC or to the NYSE listing application from the NYSE. Each of Post and MAA shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and MAA shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4 and to any comments from the NYSE with respect to the NYSE listing application. Notwithstanding the foregoing, prior to (x) filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, or (y) submitting the NYSE listing application to the NYSE or responding to any comments of the NYSE with respect thereto, each of Post and MAA shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give reasonable and good faith consideration to any comments thereon made by the other Party or its counsel and, with respect to clause (x) above, each of Post and MAA also shall have consented to the filing and mailing contemplated therein (which consent shall not be unreasonably withheld, conditioned or delayed). MAA shall advise Post, promptly after it receives notice thereof, (A) of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the MAA Common Stock and MAA Series I Preferred Stock issuable in connection with the Parent Merger for offering or sale in any jurisdiction, and MAA shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated and (B) of the time the NYSE listing application is accepted. MAA shall take any other action required to be taken under the Securities Act, the Exchange Act, NYSE rules and regulations, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the MAA Common Stock and the MAA Series I Preferred Stock in the Parent Merger, and Post shall furnish all information concerning Post and the holders of the Post Common Stock as may be reasonably requested in connection with any such actions. MAA shall also take any other action required to be taken under the Securities Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the New MAA OP Units in the Partnership Merger, and Post shall furnish all information concerning Post, Post LP and the holders of the Post OP Units as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Post Shareholder Approval or the MAA Shareholder Approval, any information relating to Post or MAA, or any of their respective Affiliates, should be discovered by Post or MAA which, in the reasonable judgment of Post or MAA, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties hereto, and Post and MAA shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to shareholders of Post and the shareholders of MAA. For purposes of Section 4.15, Section 5.15 and this Section 7.1, any information concerning or related to Post, its Affiliates or the Post Shareholder Meeting will be deemed to have been provided by Post, and any information concerning or related to MAA, its Affiliates or the MAA Shareholder Meeting will be deemed to have been provided by MAA. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a).

(c) Subject to the exercise of Post’s rights with respect to a Superior Proposal under Section 7.4, Post shall, in accordance in all material respects with applicable Law and the Post Articles of Incorporation and Post Bylaws, establish a record date for, duly call, give notice of, convene and hold the Post Shareholder Meeting. Post shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the shareholders of Post entitled to vote at the Post Shareholder Meeting and, subject to the exercise of Post’s rights with respect to a Superior Proposal under Section 7.4, to hold the Post Shareholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act; provided that in no event shall Post be required to hold the Post Shareholder Meeting prior to the thirty-fifth (35th) day following the date hereof. Post shall, through the Post Board, recommend to its shareholders that they vote in favor of the Parent Merger, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Post Shareholder Approval, except to the extent that the Post Board shall have made a Change in Post Recommendation as permitted by Section 7.4(b) and subject to the exercise of Post’s rights with respect to a Superior Proposal under Section 7.4. Notwithstanding the foregoing provisions of this Section 7.1(c), Post shall have the right to make one or more successive postponements or adjournments of the Post Shareholder Meeting (i) for the absence of a quorum, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Post Board has determined in good faith after consultation with outside counsel is reasonably necessary under Law and for such supplemental or amended disclosure to be disseminated and reviewed by Post’s shareholders prior to the Post Shareholder Meeting, (iii) to allow reasonable additional time to solicit additional proxies to the extent Post reasonably believes necessary in order to obtain the Post Shareholder Approval or (iv) if otherwise reasonably required by applicable Law or if the directors of Post have determined in good faith after consultation with outside counsel that failure to do so would be inconsistent with their fiduciary duties under applicable Law.

(d) Subject to the exercise of MAA’s rights with respect to a Superior Proposal under Section 7.4, MAA shall, in accordance in all material respects with applicable Law and the MAA Charter and MAA Bylaws, establish a record date for, duly call, give notice of, convene and hold the MAA Shareholder Meeting. MAA shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the shareholders of MAA entitled to vote at the MAA Shareholder Meeting and, subject to the exercise of MAA’s rights with respect to a Superior Proposal under Section 7.4, to hold the MAA Shareholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act; provided that in no event shall MAA be required to hold the MAA Shareholder Meeting prior to the thirty-fifth (35th) day following the date hereof. MAA shall, through the MAA Board, recommend to its shareholders that they vote in favor of the Parent Merger, include such recommendation in the Joint Proxy Statement, and solicit and use its reasonable best efforts to obtain the MAA Shareholder Approval, except to the extent that the MAA Board shall have made a Change in MAA Recommendation as permitted by Section 7.4(b) and subject to the exercise of MAA’s rights with respect to a Superior Proposal under Section 7.4. Notwithstanding the foregoing provisions of this Section 7.1(d), MAA shall have the right to make one or more successive postponements or adjournments of the MAA Shareholder Meeting (i) for the absence of a quorum, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the MAA Board has determined in good faith after consultation with outside counsel is reasonably necessary under Law and for such supplemental or amended disclosure to be disseminated and reviewed by MAA’s shareholders prior to the MAA Shareholder Meeting, (iii) to allow reasonable additional time to solicit additional proxies to the extent MAA reasonably believes necessary in order to obtain the MAA Shareholder Approval or (iv) if otherwise reasonably required by applicable Law or if the directors of MAA have determined in good faith after consultation with outside counsel that failure to do so would be inconsistent with their fiduciary duties under applicable Law.

(e) Subject to the exercise of Post’s or MAA’s rights with respect to a Superior Proposal under Section 7.4, Post and MAA will use their respective reasonable best efforts to hold the Post Shareholder Meeting and the MAA Shareholder Meeting on the same date and as soon as reasonably practicable after the date of this Agreement; provided that in no event shall Post or MAA be required to hold the Post Shareholder Meeting or MAA Shareholder Meeting, as applicable, prior to the thirty-fifth (35th) day following the date hereof.

Section 7.2 Access to Information.

(a) During the Interim Period, to the extent permitted by applicable Law and contracts, and subject to reasonable restrictions described in writing imposed from time to time upon advice of counsel, each of Post and MAA shall, and shall cause each of the Post Subsidiaries and the MAA Subsidiaries, respectively, to, afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records and, during such period, each of Post and MAA shall, and shall cause each of the Post Subsidiaries and the MAA Subsidiaries, respectively, to, (i) furnish reasonably promptly to the other Party a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of U.S. federal or state securities Laws, and (ii) furnish, upon reasonable request, all other information (financial or otherwise) concerning its business, properties and personnel as such other Party may reasonably request. No representation or warranty as to the accuracy of information provided pursuant to this Section 7.2 is made and the Parties may not rely on the accuracy of such information except to the extent expressly set forth in the representations and warranties included in Article IV or Article V, and no investigation under this Section 7.2 or otherwise shall affect any of the representations and warranties of the Post Parties or of the MAA Parties, respectively, contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, neither Post nor MAA shall be required by this Section 7.2 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if Post or MAA, as applicable, has used reasonable best efforts to obtain permission or consent of such third party to such disclosure), (B) the disclosure of which would violate any Law or legal or contractual duty of the Party or any of its Representatives, (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of a loss of privilege to the disclosing Party or (D) if it reasonably determines that such access is reasonably likely to disrupt materially or impair or interfere with its, or its Subsidiaries’, business or operations; provided that the Parties will work in good faith to determine a means to provide access that will not disrupt materially or impair or interfere with such business or operations. Each of Post and MAA will use its reasonable best efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. Prior to the Parent Merger Effective Time, each of the Post Parties and each of the MAA Parties shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which the other Party has a business relationship (including tenants/subtenants) regarding the business of such other Party or this Agreement and the transactions contemplated hereby without the prior written consent of such other Party (provided that, for the avoidance of doubt, nothing in this Section 7.2(a) shall be deemed to restrict a Party and its respective Representatives and Affiliates from contacting such parties in pursuing its own business activities (operating in the ordinary course)).

(b) Each of Post and MAA will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

(c) Each of Post and MAA will give prompt written notice to the other upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Post Subsidiaries or the MAA Subsidiaries, respectively, which could reasonably be expected to have, individually or in the aggregate, a Post Material Adverse Effect or a MAA Material Adverse Effect, as the case may be.

(d) Each Party shall cooperate and participate, as reasonably requested by the other Party from time to time, in efforts to oversee the integration of the Parties’ operations in connection with, and taking effect upon consummation of, the Mergers subject to applicable Law, including, without limitation, providing such reports on operational matters and participating on such teams and committees as the Parties shall mutually agree.

Section 7.3 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Mergers and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each of the Parties hereto agrees to use its reasonable best efforts to (i) cooperate with the other Party in determining which filings are required to be made prior to the Closing with, and which consents, clearances, approvals, permits or authorizations are required to be obtained prior to the Closing from, any Governmental Authority in connection with the execution and delivery of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby and in timely making all such filings, (ii) promptly furnish the other Party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such information and reasonable assistance as such other Party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations and submissions of information to any Governmental Authority with respect to this Agreement or the transactions contemplated hereby, (iii) supply as promptly as reasonably practicable and to the extent necessary any additional information and documentary material that may be requested pursuant to any applicable Laws by any Governmental Authority, and (iv) take or cause to be taken all other actions necessary, proper or advisable to obtain applicable clearances, consents, authorizations, approvals or waivers and cause the expiration or termination of the applicable waiting periods with respect to the Mergers under any applicable Laws as promptly as practicable and, in any event, no later than the Outside Date.

(b) Subject to the terms and conditions of this Agreement, each of the Parties hereto shall, in connection with the efforts referenced in Section 7.3(a), use its reasonable best efforts to: (i) cooperate in all respects with each other in connection with any investigation or other inquiry, including any proceeding initiated by a private party with respect to this Agreement or the transactions contemplated hereby; (ii) promptly notify the other Party of any communication concerning this Agreement or any of the transactions contemplated hereby to that Party from or with any Governmental Authority and consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other with copies of any written notices or other communications received by such Party from, or given by such Party to, any U.S. or foreign Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, except that any materials concerning one Party’s valuation of the other Party may be redacted; and (iii) permit the other Party to review in draft any proposed written communication to be submitted by it to any Governmental Authority with reasonable time and opportunity to comment, and consult with each other in advance of any in-person or telephonic meeting or conference with any Governmental Authority or, in connection with any proceeding by a private party with respect to this Agreement or the transactions contemplated hereby, with any other Person, and, to the extent permitted by the applicable Governmental Authority or Person, not agree to participate in any meeting or discussion with any Governmental Authority relating to any filings or investigations concerning this Agreement or any of the transactions contemplated hereby unless it consults with the other Party and its Representatives in advance and invites the other Party’s Representatives to attend in accordance with applicable Laws. The Parties may, as they deem advisable and necessary, designate competitively sensitive information provided to the other under this Section 7.3 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials.

(c) In furtherance and not in limitation of the foregoing, subject to the terms and conditions of this Agreement, each of the Parties hereto shall (i) use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Laws, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Authority vacated or reversed), and (ii) take, or cause to be taken, all such further reasonable actions as may be necessary to resolve such objections, if any, as any Governmental Authority or any other Person may assert under any Law with respect to the Mergers and the other transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law so as to enable the Closing to occur as promptly as reasonably practicable and, in any event, no later than the Outside Date. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.3 shall limit a Party’s right to terminate this Agreement pursuant to Section 9.1 so long as such Party has, prior to such termination, been complying with its obligations under this Section 7.3.

(d) Each of MAA and Post shall, if any Takeover Statute becomes applicable to this Agreement, the Mergers, or any other transactions contemplated hereby or thereby, grant approvals and use all reasonable best efforts to ensure that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby or thereby and otherwise to minimize the effect of such Takeover Statute on this Agreement, the Mergers and the other transactions contemplated hereby.

Section 7.4 Acquisition Proposals; Changes in Recommendation.

(a) Each of Post and MAA agrees that it shall not, nor shall it permit any of its Subsidiaries to, authorize or permit any of its officers, directors or employees to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer by or with a Third Party with respect to (A) any merger, consolidation, share exchange, business combination or similar transaction involving it which would result in any Person beneficially owning more than twenty percent (20%) of the outstanding voting securities of Post, Post LP, MAA or MAA LP, as the case may be, or any successor thereto or parent company thereof, (B) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any of its assets or that of its Subsidiaries (including stock or other ownership interests of its Subsidiaries) representing more than twenty percent (20%) of the consolidated assets of Post and the Post Subsidiaries, or MAA and the MAA Subsidiaries, as the case may be, on a consolidated basis, (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange, joint venture, business combination or otherwise) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing more than twenty percent (20%) of the outstanding voting securities of Post, Post LP, MAA or MAA LP, as the case may be, or any successor thereto or parent company thereof, (D) any tender offer or exchange offer that, if consummated, would result in any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) acquiring beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of more than twenty percent (20%) of the outstanding shares of the outstanding voting securities of Post, Post LP, MAA or MAA LP, as the case may be, or any successor thereto or parent company thereof, (E) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction in which a Third Party shall acquire beneficial ownership of more than twenty percent (20%) of the outstanding voting securities of Post, Post LP, MAA or MAA LP, as the case may be, or any successor thereto or parent company thereof, or (F) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, reclassification, share exchange, business combination or similar transaction involving Post or MAA, as the case may be, pursuant to which the shareholders of Post or MAA, as the case may be, immediately preceding such transaction hold less than eighty percent (80%) of the voting equity interests in the surviving or resulting entity of such transaction (any such proposal, offer or transaction (other than a proposal or offer made by one Party to this Agreement or an Affiliate thereof) being hereinafter referred to as an “Acquisition Proposal”), (ii) engage in any negotiations concerning, or provide any confidential information or data to any person relating to an Acquisition Proposal, or knowingly facilitate any attempt to make an Acquisition Proposal, (iii) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement providing for any Acquisition Proposal (an “Acquisition Agreement”), or (iv) publicly propose or agree to do any of the foregoing.

(b)

(i) Notwithstanding anything in this Agreement to the contrary, the Post Board and the MAA Board shall each be permitted to take the following actions, prior to receipt of the Post Shareholder Approval or MAA Shareholder Approval, as applicable, in each case in response to an unsolicited bona fide written Acquisition Proposal by such Person made after the date of this Agreement (provided that the Acquisition Proposal by such Person did not result from a breach of this Section 7.4 (other than an unintentional and inadvertent breach hereof that was not intended to result in an Acquisition Proposal nevertheless resulted in an Acquisition Proposal)) and which the Post Board or the MAA Board, as applicable, concludes in good faith (after consultation with outside legal counsel and financial advisors) either constitutes or would likely lead to a Superior Proposal, if and only to the extent that the directors of Post or MAA, as applicable, conclude in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with their fiduciary duties under applicable Law: (A) engage in discussions and negotiations regarding such Acquisition Proposal, (B) provide any nonpublic information or data to the Person who made such Acquisition Proposal after entering into an Acceptable Confidentiality Agreement (as defined below) with such Person, and (C) effect any nonappealable, final action that any court of competent jurisdiction orders Post or MAA, as applicable, to take; provided, however, that MAA or Post, as applicable, shall have an opportunity to appear before any such court of competent jurisdiction with respect to such matter if such court will entertain MAA’s or Post’s, as applicable, motion to be heard with respect to such action. Post and MAA, as applicable, shall provide the other Party with a copy of any nonpublic information or data provided to a Third Party pursuant to the prior sentence prior to or simultaneously with furnishing such information to such Third Party to the extent such nonpublic information or data has not been previously provided to MAA or Post, as the case may be. For purposes herein, an “Acceptable Confidentiality Agreement” means a confidentiality agreement having provisions that are no more favorable to the applicable counterparty than those contained in the Confidentiality Agreement with respect to MAA, provided that such confidentiality agreement may contain a less restrictive or no standstill restriction and shall not be required to restrict the submission of an Acquisition Proposal to the Post Board or the MAA Board, as applicable; provided further that if the provisions of such confidentiality agreement (including without limitation any provisions related to a standstill restriction) are materially more favorable or less restrictive in the aggregate to such counterparty (and any of its Affiliates and representatives named therein) than the provisions of the Confidentiality Agreement are with respect to MAA, then, notwithstanding the foregoing, such agreement will be deemed to be an Acceptable Confidentiality Agreement if Post offers to amend the Confidentiality Agreement so as to make the provisions of the Confidentiality Agreement as materially favorable or as unrestrictive in the aggregate as the confidentiality agreement signed by such counterparty.

(ii) Each Party shall notify the other Party promptly (but in no event later than one (1) Business Day) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to such Party or any of its Subsidiaries by any person that informs such Party or any of its Subsidiaries that such Person is considering making, or has made, an Acquisition Proposal, or any inquiry from any person seeking to have discussions or negotiations with such Party relating to a possible Acquisition Proposal. Such notice shall be made orally and promptly thereafter confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers (including a copy thereof if in writing and any material documentation or correspondence that sets forth any terms of such Acquisition Proposal). Each Party shall also promptly, and in any event within one (1) Business Day, notify the other Party, orally and promptly thereafter in writing, if it enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 7.4(c) and keep the other Party promptly informed in all material respects of the status and terms of any such proposals, offers, discussions or negotiations on a timely basis, including by promptly providing a copy of all material documentation or correspondence relating thereto.

(iii) Except as provided in Section 7.4(b)(iv) or Section 7.4(b)(v), neither the Post Board, the MAA Board, nor any committee thereof shall withhold, withdraw or modify in any manner adverse to the other Party, or propose publicly to withhold, withdraw or modify in any manner adverse to the other Party, the approval, recommendation or declaration of advisability by the Post Board or the MAA Board, as applicable, or any such committee thereof with respect to this Agreement or the transactions contemplated hereby (a “Change in Post Recommendation” or a “Change in MAA Recommendation,” respectively).

(iv) Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, the Post Board or the MAA Board, as applicable, may make in writing a Change in Post Recommendation or a Change in MAA Recommendation, as applicable (and in the event that the Post Board or the MAA Board, as applicable, determines such Acquisition Proposal to be a Superior Proposal, in accordance with this Section 7.4, terminate this Agreement in writing pursuant to Section 9.1), if and only if (A) an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal did not result from a breach of this Section 7.4 (other than an unintentional and inadvertent breach hereof that was not intended to result in an Acquisition Proposal nevertheless resulted in an Acquisition Proposal)) is made to Post or MAA, as applicable, and is not withdrawn, (B) the Post Board or the MAA Board, as applicable, has concluded in good faith (after consultation with outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the directors of Post or MAA, as applicable, have concluded in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with their fiduciary duties under applicable Law, (D) four (4) Business Days (the “Notice Period”) shall have elapsed since the Party proposing to take such action has given written notice to the other Party advising such other Party that the notifying Party intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of any such Superior Proposal that is the basis of the proposed action (a “Notice of Recommendation Change”), which Notice of

Recommendation Change or intention shall not be deemed a Change in Post Recommendation or Change in MAA Recommendation, as applicable, for any purpose of this Agreement, (E) during such Notice Period, the notifying Party has considered and, at the reasonable request of the other Party, engaged in good faith discussions with such Party regarding any adjustment or modification of the terms of this Agreement proposed by the other Party, and (F) the directors of the Party proposing to take such action, following such Notice Period, again conclude in good faith (after consultation with outside legal counsel and taking into account any adjustment or modification of the terms of this Agreement proposed by the other Party) that the failure to do so would be inconsistent with their fiduciary duties under applicable Law and that such Acquisition Proposal continues to constitute a Superior Proposal; provided, however, that (1) if, during the Notice Period, any material revisions are made to the Superior Proposal (it being understood that a material revision shall include, without limitation, any material change in the purchase price or form of consideration in such Superior Proposal), the Post Board or the MAA Board, as applicable, shall promptly give a new written notice to the other Party and shall comply in all respects with the requirements of this Section 7.4(b)(iv), which shall apply anew, with respect to such new written notice (provided, however, that in this instance the Notice Period shall be three (3) Business Days instead of four (4) Business Days) and (2) in the event the Post Board or the MAA Board, as applicable, does not determine that such Acquisition Proposal is a Superior Proposal, but thereafter determines to make a Change in Post Recommendation or a Change in MAA Recommendation, as applicable, pursuant to this Section 7.4 with respect to an Acquisition Proposal, the foregoing procedures referred to in this Section 7.4(b)(iv) shall apply anew and shall also apply to any subsequent withdrawal, amendment or change with respect thereto (provided, however, that in this instance the Notice Period shall be three (3) Business Days instead of four (4) Business Days).

(v) Notwithstanding anything in this Agreement to the contrary, in circumstances not involving or relating to an Acquisition Proposal, the Post Board or the MAA Board, as applicable, may make a Change in Post Recommendation or a Change in MAA Recommendation, as applicable, if and only if (A) a material fact, effect, event, development or change in circumstances has occurred or arisen after the date of this Agreement that was not known to such Party (or, if known, the consequences of which were not reasonably foreseeable to the Post Board or the MAA Board, as applicable, as of the date of this Agreement) (and which change or development does not relate to an Acquisition Proposal), (B) the directors of the Party proposing to take such action have first reasonably determined in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with their fiduciary duties under applicable Law, (C) four (4) Business Days (the “Intervening Event Notice Period”) shall have elapsed since the Party proposing to take such action has given a Notice of Recommendation Change (which Notice of Recommendation Change or intention shall not be deemed a Change in Post Recommendation or Change in MAA Recommendation, as applicable, for any purpose of this Agreement) to the other Party advising that the notifying Party intends to take such action and specifying in reasonable detail the reasons therefor, (D) during such four-Business Day period, the notifying Party has considered and, at the reasonable request of the other Party, engaged in good faith discussions with such Party regarding, any adjustment or modification of the terms of this Agreement proposed by the other Party, and (E) the directors of the Party proposing to take such action, following such Intervening Event Notice Period, again reasonably determine in good faith (after consultation with outside legal counsel, and taking into account any adjustment or modification of the terms of this Agreement proposed by the other Party) that failure to do so would be inconsistent with their fiduciary duties under applicable Law; provided, however, that in the event the Post Board or the MAA Board, as applicable, does not make a Change in Post Recommendation or a Change in MAA Recommendation, as applicable, following such four-Business Day period, but thereafter determines to make a Change in Post Recommendation or a Change in MAA Recommendation, as applicable, pursuant to this Section 7.4 in circumstances not involving an Acquisition Proposal, the foregoing procedures referred to in this Section 7.4(b)(v) shall apply anew and shall also apply to any subsequent withdrawal, amendment or change (provided, however, that in this instance the Intervening Event Notice Period shall be three (3) Business Days instead of four (4) Business Days).

(vi) Nothing contained in this Section 7.4 shall prohibit either Party or its Subsidiaries, directly or indirectly, from (A) taking and disclosing to its respective shareholders or unitholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to its shareholders in connection with the making or amendment of a tender offer or exchange offer) or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (B) making any other disclosure to its shareholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal that the Post Board or the MAA Board, as applicable, determines (after consultation with outside counsel) is reasonably required by applicable Law or (C) issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, that any such disclosure that addresses the approval, recommendation or declaration of advisability by the Post Board or the MAA Board, as applicable, with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change in Post Recommendation or Change in MAA Recommendation, as applicable, unless the Post Board or the MAA Board, as applicable, in connection with such communication publicly states that its recommendation with respect to this Agreement and the transactions contemplated hereby has not changed or refers to the prior recommendation of such party, without disclosing any Change in Post Recommendation or Change in MAA Recommendation, as applicable. For the avoidance of doubt, neither the Post Board nor the MAA Board, as applicable, may make a Change in Post Recommendation or Change in MAA Recommendation, as applicable, unless permitted by this Section 7.4.

(c) For purposes of this Section 7.4 and this Agreement, “Superior Proposal” means a written bona fide Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Acquisition Proposal” to “twenty percent (20%)” and to “eighty percent (80%)” shall be replaced by “seventy-five percent (75%)”) made by a Third Party that does not contain any financing conditions and is otherwise on terms that the Post Board or the MAA Board, as applicable, determines in its good faith judgment, after consultation with outside legal counsel and financial advisors, taking into account all factors and matters deemed relevant in good faith by the Post Board or the MAA Board, as applicable, including financial, legal, regulatory and any other aspects of the transaction (including the identity of the Person making such proposal, any break-up fees, expense reimbursement provisions, conditions to consummation and certainty of consummation (including whether consummation is reasonably capable of being completed on a timely basis on the terms proposed), as well as any changes to the financial terms of this Agreement in response to such proposal or otherwise) described in such proposal, would, if consummated, be more favorable to Post and its shareholders, or to MAA and its shareholders, as applicable, than the transactions contemplated by this Agreement.

(d) Each of Post and MAA agrees that (i) it will and will cause its Subsidiaries, and its and their Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any Third Parties conducted heretofore with respect to any Acquisition Proposal, and (ii) it will not release any Third Party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal. Each of Post and MAA agrees that it will use its reasonable best efforts to promptly inform its and its Subsidiaries’ respective Representatives of the obligations undertaken in this Section 7.4.

(e)

(i) Notwithstanding any Change in Post Recommendation or Change in MAA Recommendation, as applicable, unless, in the case of a Change in Post Recommendation, such Change in Post Recommendation is with respect to a Superior Proposal and this Agreement is terminated pursuant to Section 9.1, (A) Post shall cause the adoption of this Agreement to be submitted to a vote of its shareholders at the Post Shareholder Meeting and (B) MAA shall cause (x) the amendment to the MAA Charter that increases the number of authorized shares of MAA Common Stock to 145,000,000 and (y) the approval of the issuance of the MAA Common Stock to be issued in the Parent Merger to be submitted to a vote of its shareholders at the MAA Shareholder Meeting.

(ii) Without the prior written consent of each of Post and MAA (which shall not be unreasonably withheld, conditioned or delayed), adoption of this Agreement and approval of the Mergers and the other transactions contemplated hereby is the only matter, other than (A) a vote to approve an amendment to the

MAA Charter to increase the authorized shares of MAA Common Stock, (B) a vote on the issuance of the MAA Common Stock to be issued in the Parent Merger, and/or (C) any say-on-golden parachute vote that may be required pursuant to Section 14A(b)(2) of the Exchange Act and Rule 14a-21(c) thereunder and a proposal to approve the adjournment of the Post Shareholder Meeting or the MAA Shareholder Meeting, as applicable, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the Post Shareholder Meeting or the MAA Shareholder Meeting, as applicable, to obtain the approval of Post’s shareholders or MAA’s shareholders, as applicable, which either Post or MAA, as applicable, shall propose to be acted on by its respective shareholders at the Post Shareholder Meeting or the MAA Shareholder Meeting, as applicable.

(iii) Notwithstanding anything to the contrary set forth in this Section 7.4 or elsewhere in this Agreement, if Post or MAA, as applicable, receives a written Acquisition Proposal from any Third Party following the date hereof (provided that the Acquisition Proposal from such Third Party did not result from a breach of this Section 7.4 (other than an unintentional and inadvertent breach hereof that was not intended to result in an Acquisition Proposal nevertheless resulted in an Acquisition Proposal)), then Post or MAA, as applicable, or its respective Representatives may contact such Third Party in writing solely for the purpose of clarifying such Acquisition Proposal (the “Clarification Request”); provided, however, that Post shall deliver a copy of all Clarification Requests to MAA, and MAA shall deliver a copy of all Clarification Requests to Post, in each case promptly with the delivery of such Clarification Requests to any Third Party.

(f) References in this Section 7.4 to the Post Board or the MAA Board shall mean the board of directors of Post or the board of directors of MAA, as applicable, or a duly authorized committee thereof.

(g) Neither Post nor MAA shall submit to the vote of its shareholders any Acquisition Proposal other than the Mergers prior to the termination of this Agreement.

Section 7.5 Public Announcements. Except with respect to any Change in Post Recommendation, Change in MAA Recommendation or any action taken by Post or the Post Board, or by MAA or the MAA Board, pursuant to and in accordance with Section 7.4, so long as this Agreement is an effect, the Parties hereto shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law, Order or the applicable rules of any stock exchange if for any reason it is not reasonably practicable to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement. The Parties have agreed upon the form of a joint press release announcing the Mergers and the execution of this Agreement and shall make such joint press release no later than one (1) Business Day following the date on which this Agreement is signed.

Section 7.6 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any additional rights that any manager, director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification or similar agreement or under the Post Articles of Incorporation, the Post Bylaws, the Post LP Agreement or, if applicable, similar organizational documents (including any limited liability company agreement or partnership agreement) or agreements of any Post Subsidiary (including any successor entities) (the “Organizational Documents”) or this Agreement from and after the Parent Merger Effective Time, MAA and MAA LP (the “Indemnifying Parties”), jointly and severally, shall, for a period of six (6) years from the Parent Merger Effective Time: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or is during any of the period from the date hereof through the date of the Parent Merger Effective Time, serving as a manager, director, officer, trustee or fiduciary of Post or any of the Post Subsidiaries and acting in such capacity (collectively, the “Indemnified

Parties”) to the fullest extent authorized or not prohibited by applicable Law, as now or hereafter in effect, in connection with any Claim and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly (in any event within ten (10) Business Days after any request for payment or advancement, as applicable) pay on behalf of or advance to each of the Indemnified Parties, to the fullest extent authorized or not prohibited by applicable Law, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to MAA’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Laws or any of the Organizational Documents that such Indemnified Party is not entitled to be indemnified; provided, however, that none of the Indemnifying Parties shall be liable for any amounts paid in settlement effected without MAA’s prior written consent and shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single Claim except to the extent an Indemnified Party is advised by counsel that such Indemnified Party has conflicting interests with one or more other Indemnified Parties in the outcome of such action (in which event such Indemnified Party shall be entitled to engage separate counsel, the fees and expenses for which the Indemnifying Parties shall be liable); provided further, that if, at any time prior to the sixth (6th) anniversary of the Parent Merger Effective Time, any Indemnified Party delivers to MAA or MAA LP a written notice asserting that indemnification is required in accordance with this Section 7.6 with respect to a Claim, then the provisions for indemnification contained in this Section 7.6 with respect to such Claim shall survive the sixth (6th) anniversary of the Parent Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved. The indemnification and advancement obligations of the Indemnifying Parties pursuant to this Section 7.6(a) shall extend to acts or omissions occurring at or before the Parent Merger Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a director, officer, trustee, employee, agent, or fiduciary of Post or any of the Post Subsidiaries after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. As used in this Section 7.6(a): (A) the term “Claim” means any threatened, asserted, pending or completed Action (including that any Indemnified Party in good faith believes might lead to the institution of any such Action) or inquiry, whether civil, criminal, administrative, investigative or otherwise, including any arbitration or other alternative dispute resolution mechanism, and whether instituted by any Party hereto, any Governmental Authority or any other Person arising out of or pertaining to matters that relate to such Indemnified Party’s duties (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto) or service as a manager, director, officer, trustee, employee, agent or fiduciary of Post or, any of the Post Subsidiaries or, to the extent such person is or was serving at the request or for the benefit of Post or any of the Post Subsidiaries, any other entity or any Employee Benefit Plan maintained by any of the foregoing at or prior to the Parent Merger Effective Time; and (B) the term “Claim Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim, including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party as contemplated in this Section 7.6. No Indemnifying Party shall settle, compromise or consent to the entry of any judgment in, or seek termination with respect to, any actual or threatened Claim in respect of which indemnification may be sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Parties from all liability arising out of such Claim. No Indemnified Party shall be liable for any amounts paid in any settlement effected without its prior express written consent.

(b) Without limiting the foregoing, MAA agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Parent Merger Effective Time now existing in favor of the current or former directors, officers, agents or fiduciaries of Post or any of the Post Subsidiaries as provided in the Organizational Documents and indemnification or similar agreements of Post shall survive the Parent Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years from the Parent Merger Effective Time, (i) MAA shall and shall cause the MAA Subsidiaries (including MAA LP) to honor and fulfill in all respects the obligations of MAA and the MAA Subsidiaries (including MAA LP) to the Indemnified Parties and any trustees, employees, agents, or fiduciaries (including fiduciaries under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA)) of Post or any of the Post Subsidiaries under the Organizational Documents and any indemnification or similar agreement of Post or any Post Subsidiary entered into prior to the Partnership Merger Effective Time and (ii) subject to any limitations imposed by the TBCA and the TRULPA, the charter and bylaws and the limited partnership agreement or other organizational documents (including any limited liability company agreement or partnership agreement) of MAA, MAA LP and the MAA Subsidiaries (including any successor entities) and the organizational documents of any applicable Post Subsidiary (including any limited liability company agreement or partnership agreement) shall contain provisions no less favorable to the Indemnified Parties and any trustees, employees, agents, or fiduciaries (including fiduciaries under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA)) of Post or any of the Post Subsidiaries with respect to indemnification, advancement of expenses and limitations on liability of directors and officers than are set forth in the Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Parent Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Parent Merger Effective Time, were directors, officers, trustees, employees, agents or fiduciaries (including fiduciaries under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA)) of Post or any of the Post Subsidiaries, unless required by applicable Law and then only to the minimum extent required by applicable Law; provided that if, at any time prior to the sixth (6th) anniversary of the Parent Merger Effective Time, any Indemnified Party delivers to MAA or MAA LP a written notice asserting that indemnification is required in accordance with this Section 7.6 with respect to a Claim, then the provisions for indemnification contained in this Section 7.6 with respect to such Claim shall survive the sixth (6th) anniversary of the Parent Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved.

(c) Prior to the Parent Merger Effective Time, Post shall obtain and fully pay the premium for, and MAA shall cause to be maintained in full force and effect (and the obligations under to be honored), during the six (6) year period beginning on the date of the Parent Merger Effective Time, a “tail” prepaid insurance policy or policies (which policy or policies by their respective express terms shall survive the Mergers) from Post’s current insurance carrier or an insurance carrier with the same or better credit rating as Post’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable to the directors, officers, agents or fiduciaries of Post or any of the Post Subsidiaries as Post’s and the Post Subsidiaries’ existing policy or policies, for the benefit of the current and former directors, officers, agents or fiduciaries of Post and each Post Subsidiary with a claims reporting or discovery period of six (6) years from the Parent Merger Effective Time with respect to directors’ and officers’ liability insurance for Claims arising from facts or events that occurred on or prior to the Parent Merger Effective Time; provided, however, that in no event shall the aggregate premium payable for such “tail” insurance policy for its entire period exceed an amount per year of coverage equal to 300% of the current annual premium paid by Post for such insurance (such amount being the “Maximum Premium”). If Post is unable to obtain the “tail” insurance described in the first sentence of this Section 7.6(c) for an amount equal to or less than the Maximum Premium, Post shall be entitled to obtain as much comparable “tail” insurance as possible for an amount equal to the Maximum Premium. If Post is unable to, or does not, obtain and fully pay the premium for such “tail” insurance contemplated in the two preceding sentences, MAA shall obtain and fully pay the premium for and maintain in full force and effect (and honor the obligations under), during the six (6) year period beginning on the date of the Parent Merger Effective Time, a “tail” insurance policy or policies (which policy or policies by their respective express terms shall survive the Mergers) from Post’s current insurance carrier or an insurance carrier with the same or better credit rating as Post’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable to directors, officers, agents, or fiduciaries of Post or any of the Post Subsidiaries as Post or any of the Post Subsidiaries’ existing policy or policies for the benefit of the current and former directors, officers, agents or fiduciaries of Post or any Post Subsidiary with a claims reporting or discovery period of six (6) years from the Parent Merger Effective Time; provided, however, that in no event shall MAA be required to pay more than the Maximum Premium as the aggregate premium for such “tail” insurance policies for its entire period, in which case MAA will obtain as much comparable “tail” insurance as possible for an amount equal to the Maximum Premium.

(d) If any of MAA, MAA LP or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of MAA or MAA LP, as applicable, shall assume the obligations set forth in this Section 7.6.

(e) MAA shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.6; provided, however, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

(f) The provisions of this Section 7.6 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party and other Person referred to in this Section 7.6 (who are intended to be third party beneficiaries of this Section 7.6), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of MAA and Post, and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.6 shall be in addition to, and not in substitution for, any other rights to indemnification or exculpation which an Indemnified Party and other Person referred to in this Section 7.6 is entitled, whether pursuant to applicable Law, contract or otherwise.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under the Organizational Documents, the GBCC, any other Law, any agreement with any Indemnified Party or other Person with Post or any Post Subsidiary, any policy that is or has been in existence with respect to Post or any of the Post Subsidiaries for any of their respective directors, managers, officers or other employees, it being understood and agreed that (i) the indemnification provided for in this Section 7.6 is not prior to or in substitution for any such claims under such policies; (ii) the indemnification provided by Post, MAA and MAA LP under this Section 7.6 with respect to any Claim shall be specifically in excess of any valid and collectible insurance available to such Persons for such Claim; and (iii) to the extent that any Indemnified Party receives any payment with respect to a Claim under any insurance maintained by Post, MAA or MAA LP after payment by Post, MAA or MAA LP of any amounts with respect to indemnification provided for in this Section 7.6, such Indemnified Party shall promptly pay the duplicative portion of such insurance payment to Post, MAA or MAA LP, as applicable.

Section 7.7 Appropriate Action; Consents

(a) Subject to the terms and conditions set forth in this Agreement, each of Post and MAA shall, and shall cause the Post Subsidiaries and the MAA Subsidiaries, respectively, to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VIII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Persons (other than Governmental Authorities, which are addressed in Section 7.3) necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement, (iii) subject to Section 7.8(e), the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary to consummate the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(b) In connection with and without limiting the foregoing, each of MAA and Post shall use its reasonable best efforts to give (or shall cause the MAA Subsidiaries or the Post Subsidiaries, respectively, use its reasonable best efforts to give) any notices to third parties, and each of MAA and Post shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third party consents not covered by Section 7.7(a) that are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by this Agreement.

(c) Prior to the Closing, if requested by MAA, the Post Parties shall take such actions as are reasonably necessary to liquidate Post GP and the limited partner of Post LP that is a subsidiary of Post and distribute the interests in Post LP held by Post GP and such subsidiary to Post.

(d) Immediately prior to the Closing, if requested by MAA, the Post Parties shall take such actions as are reasonably necessary to liquidate special purpose entities holding up to $800 million of assets and distribute such assets to Post LP to the extent necessary to permit MAA and MAA LP to satisfy certain bond covenants following the Closing (including a reasonable amount in excess of such covenants) and to the extent such assets are reasonably available in special purpose entities.

Section 7.8 Notification of Certain Matters; Transaction Litigation.

(a) The Post Parties shall give prompt notice to the MAA Parties, and the MAA Parties shall give prompt notice to the Post Parties, of any notice or other communication received by such Party from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b) The Post Parties shall give prompt notice to the MAA Parties, and the MAA Parties shall give prompt notice to the Post Parties, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that, if uncured, would reasonably be expected to result in any of the applicable closing conditions set forth in Article VIII not being capable of being satisfied prior to the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that, if uncured, would result in any of the applicable closing conditions set forth in Article VIII not to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, the Post Parties shall give prompt notice to the MAA Parties, and the MAA Parties shall give prompt notice to the Post Parties, if, to the Knowledge of such Party, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth in Article VIII not to be satisfied or satisfaction to be reasonably delayed.

(c) Notwithstanding anything to the contrary in this Agreement, the failure by the Post Parties or the MAA Parties to provide notice under Section 7.8(a), Section 7.8(b) or Section 7.8(d) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b).

(d) Each of the Parties hereto agrees to give prompt written notice to the other Parties upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the other Post Subsidiaries or the other MAA Subsidiaries, respectively, which could reasonably be expected to have, individually or in the aggregate, a Post Material Adverse Effect or a MAA Material Adverse Effect, as the case may be.

(e) The Post Parties shall give prompt notice to the MAA Parties, and the MAA Parties shall give prompt notice to the Post Parties, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any of the other Post Subsidiaries or the other MAA Subsidiaries, respectively, which relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement. The Post Parties shall give the MAA Parties the opportunity to reasonably participate in the defense and settlement of any litigation against the Post Parties and/or their directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without MAA’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The MAA Parties shall give the Post Parties the opportunity to reasonably participate in the defense and settlement of any litigation against the MAA Parties and/or their directors relating to this Agreement and the transactions contemplated hereby.

(f) The Post Parties shall give the MAA Parties the opportunity to reasonably participate in the defense and settlement of the matter set forth on Section 1.1 of the Post Disclosure Letter (the “Specified Action”), including without limitation by providing the MAA Parties with all pleadings, motions, memoranda and material correspondence, as well as decisions or other actions by the court in the Specified Action, reasonable opportunity to review and comment in advance on all pleadings, motions and memoranda to be filed by the Post Parties, and advance notice of any hearings or status conferences with the court in the Specified Action. No settlement of the Specified Action shall be agreed to without MAA’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.9 Pending Closing. Between the Partnership Merger Effective Time and the Parent Merger Effective Time, MAA and Post shall not take any action or conduct any business of any nature whatsoever other than as specifically contemplated by this Agreement and as necessary to effect the Parent Merger.

Section 7.10 Section 16 Matters. Prior to the Parent Merger Effective Time, Post and MAA shall, as applicable, take all such steps to cause any dispositions of Post Common Stock (including derivative securities with respect to Post Common Stock) or acquisitions of MAA Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Post to be exempt under Rule 16b-3 promulgated under the Exchange Act. Upon request, Post shall promptly furnish MAA with all requisite information for MAA to take the actions contemplated by this Section 7.10.

Section 7.11 Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Post Common Stock and the Post Series A Preferred Stock from the NYSE and terminate their registration under the Exchange Act; provided, that such delisting and termination shall not be effective until after the Parent Merger Effective Time.

Section 7.12 Director and Officer Resignations. Post shall use commercially reasonable efforts to cause to be delivered to MAA resignations executed by each director and officer of Post and the Post Subsidiaries in office immediately prior to the Parent Merger Effective Time.

Section 7.13 Certain Tax Matters.

(a) Each of MAA and Post shall use their respective commercially reasonable efforts (before and, as relevant, after the Parent Merger Effective Time) to cause the Parent Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Provided Post shall have received the opinion of counsel referred to in Section 8.3(f) and MAA shall have received the opinion of counsel referred to in Section 8.2(f), the Parties shall treat the Parent Merger as a “reorganization” under Section 368(a) of the Code and no Party shall take any position for tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) MAA and Post shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. Subject to Section 3.5(c)(iii), from and after the Partnership Merger Effective Time, MAA and MAA LP (or Post LP) shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of Post Common Stock or Post OP Units, all Transfer Taxes.

(c) Any holder of Post OP Units that receives New MAA OP Units pursuant to the Partnership Merger shall be entitled, upon request, to become an “Electing Partner” as such term is defined in the MAA LP Agreement, provided that the maximum aggregate amount set forth in Schedule 13.10A to the MAA LP Agreement in respect of such holders of New MAA OP Units shall not exceed $10,000,000. Any such request shall be made in writing to MAA LP and shall comply with the notice provisions set forth in Section 10.2. Any holder who makes such a request shall be designated as an Electing Partner for purposes of the MAA LP Agreement and included on the list of such partners set forth on Schedule 13.10A to the MAA LP Agreement, provided that the maximum aggregate amount set forth in Schedule 13.10A to the MAA LP Agreement in respect of such holders of New MAA OP Units shall not exceed $10,000,000.

Section 7.14 Voting of Shares; Voting of Post OP Units.

(a) MAA shall vote all shares of Post Common Stock beneficially owned by it or any of the MAA Subsidiaries as of the record date for the Post Shareholder Meeting, if any, in favor of approval of the Parent Merger. Post shall vote all shares of MAA Common Stock beneficially owned by it or any of the Post Subsidiaries as of the record date for the MAA Shareholder Meeting, if any, in favor of approval of the Parent Merger and issuance of the MAA Common Stock to be issued in the Parent Merger.

(b) Post shall vote all Post OP Units beneficially owned by it or any of the Post Subsidiaries, if any, in favor of the Post Partner Approval.

Section 7.15 Termination of Post Equity Incentive Plans, Post DRIP and Post ESPP.

(a) Prior to the Parent Merger Effective Time, the Post Board shall adopt such resolutions or take such other actions as may be required by the Post Equity Incentive Plans no later than immediately prior to the Parent Merger Effective Time to effect the intent of Article III hereof.

(b) The Post Board shall adopt such resolutions or take such other actions as may be required to terminate the Post DRIP, effective prior to the Parent Merger Effective Time, and ensure that no purchase or other rights under the Post DRIP enable the holder of such rights to acquire any interest in MAA or any MAA Subsidiary as a result of such purchase or the exercise of such rights at or after the Parent Merger Effective Time.

(c) The Post Board shall adopt such resolutions or take such other actions as may be required to provide that with respect to the Post ESPP: (i) participants in the Post ESPP (“ESPP Participants”) may not increase their payroll deductions under the Post ESPP from those in effect on the date of this Agreement; (ii) no new ESPP Participants may commence participation in the Post ESPP following the date of this Agreement; (iii) all participation in and purchases under the Post ESPP shall be suspended effective prior to the Closing on a date specified by Post (subject to the consent of MAA, which consent shall not be unreasonably withheld, delayed or conditioned) or on such other date as MAA shall reasonably request (the “ESPP Suspension Date”), such that the offering period in effect as of the date of this Agreement will be the final offering period under the Post ESPP until otherwise determined by the MAA Board after the Parent Merger Effective Time; and (iv) with respect to any offering period under the Post ESPP in effect as of the date of this Agreement, Post shall ensure that such offering period ends at the ESPP Suspension Date and that each ESPP Participant’s accumulated contributions for such offering period are applied to the purchase of Post Common Stock in accordance with the terms of the Post ESPP unless the ESPP Participant has previously withdrawn from such offering period in accordance with the terms of the Post ESPP. Any cash remaining in the Post ESPP after purchases occurring on the ESPP Suspension Date shall be refunded to Post ESPP participants promptly following the ESPP Suspension Date.

(d) If requested by MAA, Post shall (or shall cause each applicable Post Subsidiary to) terminate each Post Employee Benefit Plan intended to be qualified within the meaning of Section 401(a) of the Code as of the day prior to the Closing Date (but contingent upon the occurrence of the Mergers) and adopt all required compliance amendments pursuant to written resolutions, the form and substance of which shall be reasonable satisfactory to MAA.

Section 7.16 Governance.

(a) Prior to the Parent Merger Effective Time, the MAA Board shall adopt resolutions (subject to and effective immediately following the Parent Merger Effective Time), and the MAA Board shall take all other actions necessary so that, effective immediately following the Parent Merger Effective Time, the number of directors that will comprise the full MAA Board shall be thirteen (13) as set forth in, and in accordance with, Section 2.5. The current chairman of the MAA Board shall remain chairman of the MAA Board after the Parent Merger Effective Time.

(b) By written notice to MAA at least ten (10) days prior to the mailing of the Joint Proxy Statement, Post shall designate the Post Designees to be appointed to the MAA Board pursuant to, and in accordance with, Section 2.5; provided, that the three (3) Post Designees shall be selected from the current Post directors listed on Section 7.16 of the Post Disclosure Letter.

Section 7.17 Tax Representation Letters.

(a) The Post Parties shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the Post 368 Opinion and the Post REIT Opinions, (ii) (A) deliver to King & Spalding LLP, counsel to Post, or other counsel described in Section 8.2(e), a tax representation letter, dated as of the effective date of the Form S-4 (as relevant) and the Closing Date and signed by an officer of Post and Post LP, in form and substance as set forth in Exhibit C-1, containing representations of the Post Parties for purposes of rendering the Post REIT Opinions (and any similar opinion dated as of the effective date of the Form S-4), and (B) deliver to Bass, Berry & Sims PLC, counsel to MAA, or other counsel described in Section 8.3(e), a tax representation letter, dated as of the Closing Date and signed by an officer of Post and Post LP, in form and substance as set forth on Exhibit C-2, containing representations of the Post Parties for purposes of rendering the MAA REIT Opinion, which such representations in Exhibits C-1 and C-2 shall be subject to such changes or modifications from the language set forth on such exhibit as may be deemed necessary or appropriate by King & Spalding LLP (or such Post counsel rendering such opinion) or Bass, Berry & Sims PLC (or such other MAA counsel rendering such opinion) and shall be reasonably acceptable to and approved by MAA, in the case of Exhibit C-1, and Post, in the case of Exhibit C-2 (in either case, which approval shall not be unreasonably conditioned, withheld or delayed), and (iii) deliver to Goodwin Procter LLP, counsel to MAA, and King & Spalding LLP, counsel to Post, or other counsel described in Section 8.2(f) and Section 8.3(f), respectively, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Post and Post LP, in form and substance as shall be mutually agreeable to Post and MAA, containing representations of the Post Parties as shall be reasonably necessary or appropriate to enable Goodwin Procter LLP to render the MAA 368 Opinion on the effective date of the Form S-4 and on the Closing Date, respectively, and King & Spalding LLP to render the Post 368 Opinion on the effective date of the Form S-4 and on the Closing Date, respectively.

(b) The MAA Parties shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the MAA 368 Opinion and the MAA REIT Opinion, (ii) (A) deliver to Bass, Berry & Sims PLC, counsel to MAA, or other counsel described in Section 8.3(e) (and any similar opinion dated as of the effective date of the Form S-4), a tax representation letter, dated as of the effective date of the Form S-4 and the Closing Date and signed by an officer of MAA and MAA LP, in form and substance as set forth in Exhibit D-1, containing representations of the MAA Parties for purposes of rendering the MAA REIT Opinion, and (B) to deliver to King & Spalding LLP, counsel to Post, or other counsel described in Section 8.2(e), a tax representation letter, dated as of the Closing Date and signed by an officer of MAA and MAA LP, in form and substance as set forth in Exhibit D-2, containing representations of the MAA Parties for purposes of rendering Post REIT Opinions, which such representations in Exhibits D-1 and D-2 shall be subject to such changes or modifications from the language set forth on such exhibit as may be deemed necessary or appropriate by Bass, Berry & Sims PLC (or such other MAA counsel rendering such opinion) or by King & Spalding LLP (or such counsel rendering the opinion) and shall be reasonably acceptable to and approved by Post, in the case of Exhibit D-1, and MAA, in the case of Exhibit D-2 (in either case, which approval shall not be unreasonably conditioned, withheld or delayed), and (iii) deliver to Goodwin Procter LLP, counsel to MAA, and King & Spalding LLP, counsel to Post, or other counsel described in Section 8.2(f) and Section 8.3(f), respectively, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of MAA and MAA LP, in form and substance as shall be mutually agreeable to Post and MAA, containing representations of the MAA Parties as shall be reasonably necessary or appropriate to enable Goodwin Procter LLP to render the MAA 368 Opinion on the effective date of the Form S-4 and on the Closing Date, respectively, and King & Spalding LLP to render the Post 368 Opinion on the effective date of the Form S-4 and on the Closing Date, respectively.

Section 7.18 Accrued Dividends. In the event that a distribution with respect to the Post Common Stock or the Post Series A Preferred Stock permitted under the terms of this Agreement has (i) a record date prior to the Partnership Merger Effective Time and (ii) has not been paid as of the Partnership Merger Effective Time, (A) the holders of shares of Post Common Stock and the holders of Post OP Units shall be entitled to receive such distribution from Post (or Post LP, as applicable) and (B) the holders of the shares of Post Series A Preferred Stock shall be entitled to receive such distribution from Post, in each case, immediately prior to the time such shares or units are exchanged pursuant to Article III of this Agreement.

Section 7.19 Dividends.

(a) From and after the date of this Agreement until the earlier of the Parent Merger Effective Time and termination of this Agreement pursuant to Section 9.1, neither MAA nor Post shall make, declare or set aside any dividend or other distribution to its respective stockholders without the prior written consent of MAA (in the case of Post) or Post (in the case of MAA); provided, however, that the written consent of the other Party shall not be required (but written notice shall be given) for (i) in the case of Post, the authorization and payment of quarterly distributions at a rate not in excess of the regular quarterly cash dividend most recently declared prior to the date of this Agreement (which is $0.47 per quarter) and (ii) in the case of MAA, for the authorization and payment of quarterly distributions at a rate not in excess of the regularly quarterly cash dividend most recently declared prior to the date of this Agreement (which is $0.82 per quarter); provided that it is agreed that the Parties shall take such actions as are necessary to ensure that if either the holders of Post Common Stock or the holders of MAA Common Stock receive a distribution for a particular quarter prior to the Closing Date, then the holders of Post

Common Stock and the holders of MAA Common Stock, respectively, shall also receive a distribution for such quarter, whether in full or pro-rated for the applicable quarter, as necessary to result in the holders of Post Common Stock and the holders of MAA Common Stock receiving dividends covering the same periods prior to the Closing Date.

(b) Notwithstanding the foregoing or anything else to the contrary in this Agreement, each of Post and MAA, as applicable, shall be permitted to declare and pay a dividend to its stockholders, the record date and payment date for which shall be the close of business on the last Business Day prior to the Closing Date, distributing any amounts determined by such Party (in each case in consultation with the other Party) to be the minimum dividend required to be distributed in order for such Party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise Tax (any dividend paid pursuant to this paragraph, a “REIT Dividend”).

(c) If either Party determines that it is necessary to declare a REIT Dividend, it shall notify the other Party at least 20 days prior to the date of the Post Shareholder Meeting, in the case of a declaration by Post, or the MAA Shareholder Meeting, in the case of a declaration by MAA, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of Post, to holders of Post Common Stock, in an amount per share of Post Common Stock equal to the quotient obtained by dividing (A) the REIT Dividend declared by MAA with respect to each share of MAA Common Stock by (B) the Exchange Ratio and (ii) in the case of MAA, to holders of MAA Common Stock, in an amount per share of MAA Common Stock equal to the product of (x) the REIT Dividend declared by Post with respect to each share of Post Common Stock and (y) the Exchange Ratio. The record date and payment date for any dividend payable pursuant to this Section 7.19(c) shall be the close of business on the last Business Day prior to the Closing Date.

Section 7.20 Employment Matters.

(a) During the period commencing on the Closing and ending on the date that is twelve (12) months after the Closing (or if earlier, the date of the employee’s termination of employment with MAA and the MAA Subsidiaries (including Post LP and MAA LP)), MAA shall, and shall cause each MAA Subsidiary (including Post LP and MAA LP), as applicable, to, provide each individual who is an employee of Post or any Post Subsidiary immediately prior to the Closing and who remains employed by Post, any Post Subsidiary, MAA or any MAA Subsidiary (including Post LP and MAA LP) immediately following the Closing (each a “Continuing Employee” and collectively, the “Continuing Employees”) with compensation and benefits, that are, in the aggregate, no less favorable than those provided to similarly situated employees of MAA or the MAA Subsidiary, as applicable, immediately following the Closing. During the period commencing on the Closing and ending on the date that is six (6) months after the Closing, MAA shall, and shall cause each MAA Subsidiary to, provide each Continuing Employee, to the extent their employment is severed during such period, with severance payments and benefits equal to the greater of the severance payments and benefits provided by (i) MAA or any MAA Subsidiary or (ii) Post and the Post Subsidiaries prior to the date of this Agreement and as set forth in Section 7.20(a) of the Post Disclosure Letter.

(b) MAA shall, and shall cause the MAA Subsidiaries (including Post LP and MAA LP) to, provide credit for each Continuing Employee’s length of service with Post and the Post Subsidiaries (as well as service with any predecessor employer of Post or any Post Subsidiary) for all purposes (including eligibility, vesting and benefit level, but not for purposes of any benefit accrual under any defined benefit pension plan) under each plan, program, policy, agreement or arrangement of MAA or the MAA Subsidiaries (including Post LP and MAA LP) (including vacation, paid time-off and severance arrangements) to the same extent that such service was recognized under a similar plan, program, policy, agreement or arrangement of Post or any Post Subsidiary, except that no such prior service credit will be required or provided to the extent that (i) it results in a duplication of benefits, or (ii) such service was not recognized under the corresponding Post Employee Benefit Plan.

(c) To the extent permitted by applicable Law, MAA shall use reasonable best efforts to cause each MAA Employee Benefit Plan in which any Continuing Employee participates that provides health or welfare benefits to (i) waive all limitations as to preexisting conditions, exclusions, waiting periods and service conditions with respect to participation and coverage requirements applicable to Continuing Employees, other than limitations applicable under the corresponding Post Employee Benefit Plan or to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Post Employee Benefit Plan and (ii) honor any payments, charges and expenses of Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Post Employee Benefit Plan in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Post Employee Benefit Plan during the calendar year in which the Closing occurs.

(d) Nothing in this Section 7.20 shall (i) confer any rights upon any Person, including any Continuing Employee or former employee of Post or the Post Subsidiaries, other than the Parties to this Agreement and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or create any right in any Continuing Employee or any other Person to any continued employment or service with or for Post, the Post Subsidiaries, MAA, or the MAA Subsidiaries, or to any compensation or benefits of any nature or kind whatsoever, (iii) constitute or be treated as an amendment, modification, adoption, suspension or termination of any employee benefit plan, program, policy, agreement or arrangement of Post, the Post Subsidiaries, MAA, or the MAA Subsidiaries, or (iv) alter or limit the ability of Post, the Post Subsidiaries, MAA, or the MAA Subsidiaries to amend, modify or terminate any benefit plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

(e) Post, the Post Subsidiaries, MAA and the MAA Subsidiaries hereby acknowledge that (i) the Mergers will constitute a “Change in Control” (or concept of similar import) under the Post Employee Benefit Plans and (ii) as a result of the Merger, the individuals identified in Section 7.20(e) of the Post Disclosure Letter will be deemed to have experienced a “Good Reason” event (or concept of similar import), as applicable, for all purposes under the Post Employee Benefit Plans.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the Parties to this Agreement to effect the Mergers and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or (to the extent permitted by Law) waiver in writing by each of the Parties at or prior to the Parent Merger Effective Time of the following conditions:

(a) Shareholder Approvals. Each of the Post Shareholder Approval and the MAA Shareholder Approval shall have been obtained.

(b) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened by the SEC and not withdrawn.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Authority of competent jurisdiction preventing the consummation of the Mergers shall be in effect.

(d) Listing. The shares of MAA Common Stock and MAA Series I Preferred Stock to be issued in the Parent Merger shall have been approved for listing on the NYSE, subject to official notice of issuance, at, or prior to, the Closing.

Section 8.2 Conditions to Obligations of the MAA Parties. The obligations of the MAA Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver in writing by MAA, at or prior to the Parent Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. The representations and warranties set forth in Section 4.3(a) (Capital Structure), Section 4.4 (Authority) and Section 4.22 (Vote Required), shall be true and correct in all material respects as of the date of this Agreement and as of the Parent Merger Effective Time, as though made as of the Parent Merger Effective Time, and (ii) each of the other representations and warranties of the Post Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Parent Merger Effective Time, as though made as of the Parent Merger Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (ii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Post Material Adverse Effect” qualifications set forth therein) would not reasonably be expected to have, individually or in the aggregate, a Post Material Adverse Effect.

(b) Performance of Covenants and Obligations of the Post Parties. Each Post Party shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Parent Merger Effective Time.

(c) Delivery of Certificates. Post shall have delivered to MAA a certificate, dated the date of the Closing and signed by its chief executive officer or chief financial officer on behalf of the Post Parties, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(d) have been satisfied.

(d) Material Adverse Change. On the Closing Date, there shall not exist any event, change, or occurrence arising after the date of this Agreement that, individually, or in the aggregate, constitutes a Post Material Adverse Effect.

(e) Opinion Relating to REIT Qualification. MAA shall have received the written opinions (the “Post REIT Opinions”) of King & Spalding LLP (or other Post counsel reasonably acceptable to MAA), dated as of the Closing Date and in the form attached hereto as Exhibit E, to the effect that for all taxable periods commencing with its taxable year ended December 31, 2006 and ending with its taxable year that ends with the Parent Merger, Post (and each Post REIT Subsidiary) has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and in the case of each Post REIT Subsidiary, that its past, current and intended future organization and operations will permit each such Post REIT Subsidiary to continue to qualify for taxation as a REIT under the Code for its taxable year which includes the Parent Merger Effective Time and thereafter (which opinions shall be based upon the representation letters described in Section 7.17(a)(ii)(A) and Section 7.17(b)(ii)(B)).

(f) Section 368 Opinion. MAA shall have received the written opinion (the “MAA 368 Opinion”) of Goodwin Procter LLP (or other counsel reasonably satisfactory to MAA), dated as of the Closing Date and in the form set forth in Exhibit F, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Parent Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.17(a)(iii) and Section 7.17(b)(iii).

Section 8.3 Conditions to Obligations of the Post Parties. The obligations of the Post Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver in writing by Post, at or prior to the Parent Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 5.3(a) (Capital Structure), Section 5.4 (Authority), and Section 5.22 (Vote Required), shall be true and correct in all material respects as of the date of this Agreement and as of the Parent Merger Effective Time, as though made as of the Parent Merger Effective Time, and (ii) each of the other representations and warranties of the MAA Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Parent Merger Effective Time, as though made as of the Parent Merger Effective Time, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (ii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “MAA Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a MAA Material Adverse Effect.

(b) Performance of Covenants or Obligations of the MAA Parties. Each MAA Party shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Parent Merger Effective Time.

(c) Delivery of Certificates. MAA shall have delivered to Post a certificate, dated the date of the Closing and signed by its chief executive officer or chief financial officer on behalf of the MAA Parties, certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(d) have been satisfied.

(d) Material Adverse Change. On the Closing Date, there shall not exist any event, change or occurrence arising after the date of this Agreement that, individually or in the aggregate, constitutes a MAA Material Adverse Effect.

(e) Opinion Relating to REIT Qualification. Post shall have received the written opinion (the “MAA REIT Opinion”) of Bass, Berry & Sims PLC (or other MAA counsel reasonably satisfactory to Post), dated as of the Closing Date in the form attached hereto as Exhibit G, to the effect that for all taxable periods commencing with its taxable year ended December 31, 2006, MAA has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and that its past, current and intended future organization and operations will permit MAA to continue to qualify for taxation as a REIT under the Code for its taxable year which includes the Parent Merger Effective Time and thereafter (which opinion shall be based upon the representation letters described in Section 7.17(a)(ii)(B) and Section 7.17(b)(ii)(A)).

(f) Section 368 Opinion. Post shall have received the written opinion (the “Post 368 Opinion”) of King & Spalding LLP (or other counsel reasonably satisfactory to Post), dated as of the Closing Date and in the form set forth in Exhibit H, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Parent Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.17(a)(iii) and Section 7.17(b)(iii).

ARTICLE IX

TERMINATION AND AMENDMENT

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Parent Merger Effective Time, by action taken or authorized by the MAA Board or Post Board, as applicable, as follows:

(a) by mutual consent of MAA and Post in a written instrument;

(b) by either MAA or Post, upon written notice to the other Party, if any Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently enjoining or otherwise prohibiting the Mergers, and such order, decree, ruling or other action has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either MAA or Post, upon written notice to the other Party, if the Mergers shall not have been consummated on or before 5:00 p.m. (New York time) on February 28, 2017 (such date and time referred to as the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Mergers to occur on or before such date;

(d) by either MAA or Post, upon written notice to the other Party, if there shall have been a breach by the other Party of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of such other Party, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.2(a) or Section 8.2(b) or Section 8.3(a) or Section 8.3(b), as the case may be, unless such breach is reasonably capable of being cured, and the other Party shall continue to use its reasonable best efforts to cure such breach, prior to the Outside Date; provided, that a Party shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if such Party is then in breach of any of its own respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) or Section 8.3(a) or Section 8.3(b), as the case may be, would not be satisfied;

(e) by either MAA or Post, if the MAA Shareholder Approval or Post Shareholder Approval shall not have been obtained upon a vote taken thereon at the duly convened MAA Shareholder Meeting or Post Shareholder Meeting, as the case may be (including after taking into account any adjournment, postponement or recess thereof); provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to MAA where a failure to obtain the MAA Shareholder Approval was primarily caused by any action or failure to act of a MAA Party that constitutes a breach of its obligations under Section 7.1 or Section 7.4 (other than an unintentional and inadvertent breach of Section 7.4 that was not intended to result in an Acquisition Proposal nevertheless resulted in an Acquisition Proposal), and the right to terminate this Agreement under this Section 9.1(e) shall not be available to Post where a failure to obtain the Post Shareholder Approval was primarily caused by any action or failure to act of a Post Party that constitutes a breach of its obligations under Section 7.1 or Section 7.4 (other than an unintentional and inadvertent breach of Section 7.4 that was not intended to result in an Acquisition Proposal nevertheless resulted in an Acquisition Proposal);

(f) by Post, by written notice to MAA:

(i) at any time prior to the receipt of the Post Shareholder Approval in order to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.4; provided, however, that this Agreement may not be so terminated unless the payment required by Section 9.3(a)(v) is made in full to MAA substantially concurrently with the occurrence of such termination and the entry into such Acquisition Agreement with respect to such Superior Proposal, and in the event that such Acquisition Agreement is not substantially concurrently entered into and such payment is not concurrently made, such termination shall be null and void; or

(ii) if the MAA Board shall have made a Change in MAA Recommendation (provided that it is understood and agreed that neither a Notice of Recommendation Change nor the intention underlying such Notice of Recommendation Change that is not publicly made shall in and of itself be considered a Change in MAA Recommendation; provided further that Post’s right to terminate this Agreement pursuant to this Section 9.1(f)(ii) in respect of a Change in MAA Recommendation shall expire ten (10) Business Days after the date on which Post receives notice from MAA of such Change in MAA Recommendation);

(g) by MAA, by written notice to Post:

(i) at any time prior to the receipt of the MAA Shareholder Approval in order to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.4; provided, however, that this Agreement may not be so terminated unless the payment required by Section 9.3(a)(vii) is made in full to Post substantially concurrently with the occurrence of such termination and the entry into such Acquisition Agreement with respect to such Superior Proposal, and in the event that such Acquisition Agreement is not substantially concurrently entered into and such payment is not concurrently made, such termination shall be null and void; or

(ii) if the Post Board shall have made a Change in Post Recommendation (provided that it is understood and agreed that neither a Notice of Recommendation Change nor the intention underlying such Notice of Recommendation Change that is not publicly made shall in and of itself be considered a Change in Post Recommendation; provided further that MAA’s right to terminate this Agreement pursuant to this Section 9.1(g)(ii) in respect of a Change in Post Recommendation shall expire ten (10) Business Days after the date on which MAA receives notice from Post of such Change in Post Recommendation).

Section 9.2 Effect of Termination. In the event that this Agreement is terminated pursuant to Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and subject to compliance with Section 9.3, this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any Party hereto, and all rights and obligations of any Party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary (a) no such termination shall relieve any Party hereto of any liability or damages resulting from or arising out of fraud or any willful breach of this Agreement; and (b) the Confidentiality Agreement, Section 7.2(b), this Section 9.2, Section 9.3, Article X (other than Section 10.1) and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 9.1. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made. For purposes of the foregoing, “willful breach” shall mean a material breach that is a consequence of either (i) an act knowingly undertaken by the breaching Party with the intent of causing a breach of this Agreement or (ii) an act knowingly undertaken by the breaching Party that was reasonably likely to result in a breach of this Agreement (even if a breach of this Agreement was not the conscious object of such act) and which in fact does cause a breach of this Agreement.

Section 9.3 Termination Fees and Expense Amount.

(a) If, but only if, this Agreement is terminated:

(i) by either MAA or Post pursuant to Section 9.1(c) or Section 9.1(e) (due to a failure to obtain the Post Shareholder Approval) or by MAA pursuant to Section 9.1(d) and, in all cases, as of the date of the termination of this Agreement (A) all conditions to the consummation of the Mergers set forth in Section 8.1(c) and Section 8.3 (other than Section 8.3(f)) have been satisfied (or are capable of being satisfied) and (B) there shall not have been a failure to obtain the MAA Shareholder Approval at a vote taken thereon at the duly convened MAA Shareholder Meeting and Post (1) receives or has received a bona fide Acquisition Proposal with respect to Post, which proposal has been publicly announced prior to the date of the Post Shareholder Meeting (with respect to a termination under Section 9.1(e)) or prior to the date of the termination of this Agreement (with respect to a termination under Section 9.1(c) or Section 9.1(d)) and, (2) within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, an Acquisition Proposal, then Post shall pay, or cause to be paid, to MAA the Termination Fee plus, if not previously paid pursuant to Section 9.3(a)(iii) below, the Expense Amount, by wire transfer of same day funds to an account designated by MAA, not later than the consummation of such transaction arising from such Acquisition Proposal;

provided, however, that for purposes of this Section 9.3(a)(i), the references to “twenty percent (20%)” and to “eighty percent (80%)” in the definition of Acquisition Proposal shall be deemed to be references to “seventy-five percent (75%)”;

(ii) by either MAA or Post pursuant to Section 9.1(c) or Section 9.1(e) (due to a failure to obtain the MAA Shareholder Approval) or by Post pursuant to Section 9.1(d) and, in all cases, as of the date of the termination of this Agreement (A) all conditions to the consummation of the Mergers set forth in Section 8.1(c) and Section 8.2 (other than Section 8.2(f)) have been satisfied (or are capable of being satisfied) and (B) there shall not have been a failure to obtain the Post Shareholder Approval at a vote taken thereon at the duly convened Post Shareholder Meeting and MAA (1) receives or has received a bona fide Acquisition Proposal with respect to MAA, which proposal has been publicly announced prior to the date of the MAA Shareholder Meeting (with respect to a termination under Section 9.1(e)) or prior to the date of the termination of this Agreement (with respect to a termination under Section 9.1(c) or Section 9.1(d)) and, (2) within twelve (12) months of the termination of this Agreement, consummates a transaction regarding, or executes a definitive agreement which is later consummated with respect to, an Acquisition Proposal, then MAA shall pay, or cause to be paid, to Post the Termination Fee plus, if not previously paid pursuant to Section 9.3(a)(iv) below, the Expense Amount, by wire transfer of same day funds to an account designated by Post, not later than the consummation of such transaction arising from such Acquisition Proposal; provided, however, that for purposes of this Section 9.3(a)(ii), the references to “twenty percent (20%)” and to “eighty percent (80%)” in the definition of Acquisition Proposal shall be deemed to be references to “seventy-five percent (75%)”;

(iii) by either MAA or Post pursuant to Section 9.1(e) because the Post Shareholder Approval shall not have been obtained, then Post shall pay, or cause to be paid, to MAA the Expense Amount (by wire transfer to an account designated by MAA) within two (2) Business Days of such termination;

(iv) by either MAA or Post pursuant to Section 9.1(e) because the MAA Shareholder Approval shall not have been obtained, then MAA shall pay, or cause to be paid, to Post the Expense Amount (by wire transfer to an account designated by Post) within two (2) Business Days of such termination;

(v) by Post pursuant to Section 9.1(f)(i) then Post shall pay, or cause to be paid, to MAA the Termination Fee together with the Expense Amount, by wire transfer of same day funds to an account designated by MAA as a condition to the effectiveness of such termination;

(vi) by Post pursuant to Section 9.1(f)(ii), then MAA shall pay, or cause to be paid, to Post the Termination Fee together with the Expense Amount, by wire transfer of same day funds to an account designated by Post, within two (2) Business Days of such termination;

(vii) by MAA pursuant to Section 9.1(g)(i), then MAA shall pay, or cause to be paid, to Post the Termination Fee together with the Expense Amount, by wire transfer of same day funds to an account designated by Post as a condition to the effectiveness of such termination; or

(viii) by MAA pursuant to Section 9.1(g)(ii), then Post shall pay, or cause to be paid, to MAA the Termination Fee together with the Expense Amount, by wire transfer of same day funds to an account designated by MAA, within two (2) Business Days of such termination.

(b) Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that:

(i) under no circumstances shall MAA or Post be required to pay the Termination Fee or the Expense Amount on more than one occasion; and

(ii) neither MAA nor Post shall be required to pay any amount in excess of the sum of the Termination Fee and the Expense Amount, except as set forth in Section 9.3(c) or in the case of such Party’s fraud or willful breach of this Agreement.

(c) Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Termination Fee nor the

Expense Amount is a penalty, and (iii) without these agreements, the Parties would not enter into this Agreement; accordingly, if MAA or Post, as the case may be, fails to timely pay any amount due pursuant to this Section 9.3 and, in order to obtain such payment, either MAA or Post, as the case may be, commences a suit that results in a judgment against the other Party for the payment of any amount set forth in this Section 9.3, such paying Party shall pay the other Party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate of Citibank, N.A. in effect on the date of payment for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

(d) Limitations on Payment.

(i) If one Party to this Agreement (the “Fee Payor”) is required to pay another Party to this Agreement (the “Fee Payee”) an Expense Amount and/or Termination Fee, such Expense Amount and/or Termination Fee, as applicable, shall be paid into escrow on the date such payment is required to be paid by the Fee Payor pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with this Section 9.3(d). In the event that the Fee Payor is obligated to pay the Fee Payee the Expense Amount and/or Termination Fee, as applicable, the amount payable to the Fee Payee in any tax year of the Fee Payee shall not exceed the lesser of (i) the Expense Amount and/or Termination Fee, as applicable, of the Fee Payee, and (ii) the sum of (A) the maximum amount that can be paid to the Fee Payee without causing the Fee Payee to fail to meet the requirements of Section 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Fee Payee has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Fee Payee’s independent accountants, plus (B) in the event the Fee Payee receives either (x) a letter from the Fee Payee’s counsel indicating that the Fee Payee has received a ruling from the IRS as described below in this Section 9.3(d) or (y) an opinion from the Fee Payee’s outside counsel as described below in this Section 9.3(d), an amount equal to the excess of the Expense Amount and/or the Termination Fee, as applicable, less the total amount paid under clause (A) above.

(ii) To secure the Fee Payor’s obligation to pay these amounts, the Fee Payor shall deposit into escrow an amount in cash equal to the Expense Amount or the Termination Fee, as applicable, with an escrow agent selected by the Fee Payor on such terms (subject to this Section 9.3(d)) as shall be mutually agreed upon by the Fee Payor, the Fee Payee and the escrow agent. The payment or deposit into escrow of the Expense Amount or the Termination Fee, as applicable, pursuant to this Section 9.3(d) shall be made at the time the Fee Payor is obligated to pay the Fee Payee such amount pursuant to Section 9.3 by wire transfer. The escrow agreement shall provide that the Expense Amount or the Termination Fee, as applicable, in escrow or any portion thereof shall not be released to the Fee Payee unless the escrow agent receives any one or combination of the following: (i) a letter from the Fee Payee’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the Fee Payee without causing the Fee Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the Fee Payee has income from unknown sources during such year in an amount equal to 1% of its gross income which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the Fee Payee, or (ii) a letter from the Fee Payee’s counsel indicating that (A) the Fee Payee received a ruling from the IRS holding that the receipt by the Fee Payee of the Expense Amount and/or Termination Fee, as applicable, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) the Fee Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Fee Payee of the Expense Amount and/or the Termination Fee, as applicable, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of the Expense Amount and/or the Termination Fee, as applicable, to the Fee Payee. The Fee Payor agrees to amend this Section 9.3(d) at the reasonable request of the Fee Payee in order to (i) maximize the portion of the Expense Amount and/or the Termination Fee, as applicable, that may be distributed to the Fee Payee hereunder without causing the Fee Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (ii) improve the Fee Payee’s chances of securing a favorable ruling described in this Section 9.3(d) or (iii) assist the Fee Payee in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.3(d). Any amount of the Expense Amount and/or the Termination Fee, as applicable, that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.3(d); provided, that the obligation of the Fee Payor to pay the unpaid portion of the Expense Amount and/or the Termination Fee, as applicable, shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement. Any costs and expenses of the escrow agent shall be borne solely by the Fee Payee.

Any payment due to a Party described in Section 9.3(c) shall be subject to the same limitations on payment as set forth in this Section 9.3(d).

(e) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses whether or not the Mergers are consummated.

Section 9.4 Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the Parties hereto, by action taken or authorized by the Post Board or the MAA Board, as applicable, at any time before or after approval of the matters presented in connection with the Mergers by the shareholders of MAA, shareholders of Post or holders of MAA OP Units, but, after any such approval, no amendment shall be made which by Law requires further approval by such shareholders or holders without such further approval by such shareholders or holders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

Section 9.5 Extension; Waiver. At any time prior to the Parent Merger Effective Time, the Parties hereto, by action taken or authorized by the Post Board or the MAA Board, as applicable, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party hereto, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. The failure of a Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Parent Merger Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Parent Merger Effective Time. The Confidentiality Agreements will survive termination of this Agreement in accordance with its terms.

Section 10.2 Notices. All notices, requests, claims, consents, demands and other communications hereunder shall be in writing and shall be delivered personally, by telecopy, e-mail or telefacsimile, by a recognized courier service, or by registered or certified mail, return receipt requested, postage prepaid, and in each case shall be deemed duly given on the date of actual delivery, upon confirmation of receipt. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice, and a copy of each notice shall also be sent via e-mail.

(a)   if to the MAA Parties, to:

Mid-America Apartment Communities, Inc. 6584 Poplar Avenue Memphis, TN 38138
Telephone:	(901) 682-6600
Facsimile:	(901) 682-6667
Attention:	H. Eric Bolton Jr.
Chief Executive Officer
Robert J. DelPriore Executive Vice President and General Counsel
E-mail:	eric.bolton@maac.com
robert.delpriore@maac.com
with copies to: Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210
Telephone:	(617) 570-1000
Facsimile:	(617) 523-1231
Attention:	Gilbert G. Menna
Mark S. Opper
E-mail:	gmenna@goodwinlaw.com
mopper@goodwinlaw.com
and Bass, Berry & Sims PLC The Tower at Peabody Place 100 Peabody Place Suite 1300 Memphis, TN 38103
Telephone:	(901) 549-5933
Facsimile:	(901) 549-5999
Attention:	Richard F. Mattern
Oscar Thomas
E-mail:	rmattern@bassberry.com
othomas@bassberry.com

(b)   if to the Post Parties, to:

Post Properties, Inc. 4401 Northside Parkway, Suite 800 Atlanta, GA 30327
Telephone:	(404) 846-5000
Facsimile:	(404) 846-6282
Attention:	David P. Stockert
Chief Executive Officer
Sherry W. Cohen Executive Vice President and Corporate Secretary
E-mail:	dave.stockert@postproperties.com
sherry.cohen@postproperties.com
with copies to: King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, GA 30309
Telephone:	(404) 572-4600
Facsimile:	(404) 572-5100
Attention:	Keith M. Townsend C. William Baxley Anthony W. Rothermel
E-mail:	ktownsend@kslaw.com bbaxley@kslaw.com trothermel@kslaw.com

Section 10.3 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to each other Party (including by means of electronic delivery), it being understood that the Parties need not sign the same counterpart. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the schedules, documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for (i) the rights, benefits and remedies granted to the Indemnified Parties under Section 7.6, (ii) after the Partnership Merger Effective Time, the rights of the holders of Post OP Units to receive the consideration set forth in Article III in accordance with the provisions of this Agreement, (iii) after the Parent Merger Effective Time, the rights of the holders of Post Common Stock to receive the Merger Consideration, the rights of the holders of Post Preferred Stock to receive the Preferred Merger Consideration, and the rights of holders of Post Options and Post Restricted Stock Awards to receive the consideration specified in Article III in accordance with the provisions of this Agreement, and (iv) the right of Post and MAA, on behalf of its respective shareholders, to pursue claims for damages and other relief, including equitable relief, for the other Parties’ willful breach of this Agreement, to the extent recovery is otherwise permitted under Section 9.2. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.5 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the Parties from realizing the major portion of the economic benefits of the Mergers that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 10.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations of the Parties hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 10.7 Governing Law. This Agreement and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements entered into and performed entirely therein by residents thereof, without regard to any provisions relating to choice of laws among different jurisdictions, except that (i) the provisions of the GBCC and the TBCA applicable to the authorization, effectiveness and effects of the Parent Merger and the provisions of the GRULPA and the TRULPA applicable to the authorization, effectiveness and effects of the Partnership Merger will apply to the Parent Merger and the Partnership Merger and (ii) the applicable Law of the State of Georgia and the State of Tennessee shall apply to the discharge of the fiduciary duties of the Post Board, the MAA Board or any committees thereof in connection herewith.

Section 10.8 Specific Performance; Venue.

(a) The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement (and, more specifically, that irreparable damage would occur if the Mergers were not consummated, including the parties’ obligations to consummate the Mergers and the obligation of the MAA Parties to pay, and the right of the holders of Post Common Stock and the holders of Post Series A Preferred Stock right to receive, the aggregate Merger Consideration and the Preferred Merger Consideration, as applicable, pursuant to the Mergers, subject in each case to the terms and conditions of this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article IX, the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise (including the Parties’ obligations to consummate the Mergers and the obligation of the MAA Parties to pay, and the right of the holders of Post Common Stock and the holders of Post Series A Preferred Stock right to receive, the aggregate Merger Consideration and the Preferred Merger Consideration, as applicable, pursuant to the Mergers, subject in each case to the terms and conditions of this Agreement) in the Court of Chancery of the State of Delaware and any appellate court therefrom, unless such court shall decline to accept jurisdiction over a particular matter, in which case, in the Superior Court of the State of Delaware (in the Complex Commercial Litigation Division thereof if permitted by the applicable rules of the Superior Court) and any appellate court therefrom or, if the Superior Court of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court located in the State of Delaware and any federal appellate court therefrom (collectively, the “Delaware Courts”), and each

Party hereto hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at Law or in equity. Each Party agrees that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right neither the Post Parties nor the MAA Parties would have entered into this Agreement. The Parties agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. If, prior to the Outside Date, any party brings an action to enforce specifically the performance of the terms and provisions of this Agreement by another party, the Outside Date shall automatically be extended by (i) the amount of time during which such action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such action.

(b) Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement (including with respect to any claim or cause of action whether at Law, in equity, in contract or tort and with respect to any claim or cause of action relating to the negotiation, execution or performance of this Agreement) brought by any other Party or its successors or assigns shall be brought and determined in the Delaware Courts (subject to the order of preference of each of the Delaware Courts set forth in Section 10.8(a)), and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the Delaware Courts.

(c) EACH PARTY HEREBY IRREVOCABLY DESIGNATES CT CORPORATION (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 1209 NORTH ORANGE STREET, WILMINGTON, DELAWARE 19801 AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN SECTION 10.2. EACH PARTY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA AND THAT SERVICE MADE AS PROVIDED HEREIN SHALL HAVE THE SAME LEGAL FORCE AND EFFECT AS IF SERVED UPON SUCH PARTY PERSONALLY WITHIN THE STATE OF DELAWARE.

(d) Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the Delaware Courts as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in the Delaware Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(e) EACH PARTY ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY AGREEING TO THE CHOICE OF DELAWARE LAW TO GOVERN THIS AGREEMENT AND TO THE JURISDICTION OF DELAWARE COURTS IN CONNECTION WITH PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. THE PARTIES INTEND THIS TO BE AN EFFECTIVE CHOICE OF DELAWARE LAW AND AN EFFECTIVE CONSENT TO JURISDICTION AND SERVICE OF PROCESS UNDER 6 DEL. C. § 2708, INCLUDING THAT THIS AGREEMENT INVOLVES OVER $100,000 FOR PURPOSES OF THE APPLICATION OF 6 DEL. C. § 2708.

Section 10.9 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.9.

Section 10.10 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, MAA, MAA LP, Post, Post GP and Post LP have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

MID-AMERICA APARTMENT COMMUNITIES, INC.

By:	/s/ H. Eric Bolton, Jr.
	Name:	H. Eric Bolton, Jr.
	Title:	Chairman of the Board and Chief Executive Officer

MID-AMERICA APARTMENTS, L.P.

By:	Mid-America Apartment Communities, Inc., its sole general partner

By:	/s/ H. Eric Bolton, Jr.
	Name:	H. Eric Bolton, Jr.
	Title:	Chairman of the Board and Chief Executive Officer

[Signature Page 1 of 2 to Agreement and Plan of Merger]

POST PROPERTIES, INC.

By:	/s/ David P. Stockert
	Name:	David P. Stockert
	Title:	President and Chief Executive Officer

POST APARTMENT HOMES, L.P.

By:	Post GP Holdings, Inc., its sole general partner

By:	/s/ David P. Stockert
	Name:	David P. Stockert
	Title:	Chief Executive Officer

POST GP HOLDINGS, INC.

By:	/s/ David P. Stockert
	Name:	David P. Stockert
	Title:	President and Chief Executive Officer

[Signature Page 2 of 2 to Agreement and Plan of Merger]

EXHIBITS AND SCHEDULES*

*	The company will furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon request; provided, however, that the company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any exhibit or schedule so furnished.